Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

40-33

811-3043
Branch 18

Morgan Lewis
COUNSELORS AT LAW

SCUDDER US TREASURY MONEY FUND

Todd Brody
212-309-6045
tbrody@morganlewis.com

04053694

October 27, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 (re: Market Timing Cases)

We are counsel to Deutsche Investment Management Americas Inc. ("DIMA") and have been asked by the individuals and registered companies identified on Schedule A to file with the Securities and Exchange Commission, pursuant to Section 33 of the Investment Company Act, copies of all pleadings filed with the court in actions in which they are party defendants to claims by a registered investment company or security holder thereof in a derivative or representative capacity against an officer, director, investor adviser, trustee, or depositor of such company.

Attached please find the Consolidated Amended Class Action Complaint and the Consolidated Amended Derivative Action Complaint, which were filed in the Multidistrict Litigation 1586-*In Re Mutual Funds Investment Litigation*. The party-defendants listed on Schedule A are those defendants which have been newly added in the above-referenced complaints. The previously named defendants in these actions were listed in the Schedule A documents attached to our April 16, 2004 and September 17, 2004 letters. Please note that the Consolidated Amended Class Complaint only names three specific Scudder Registrants and Funds; all other Registrants and Funds have been dropped from that lawsuit.

We have also enclosed an additional copy of this letter for our records that we request you date stamp and return to us via our messenger. If you have any questions, please do not hesitate to contact me at (212) 309-6702.

Respectfully,

Todd Brody

Schedule A (Class and Derivative)

Newly Named Individual Defendants

Brenda Lyons
John A. Keffer
James E. Minnick
Charles A. Rizzo
Amy Olmert
Joseph A. Finelli
Tracie Richter
Kenneth Murphy
Salvatore Schiavone
Lucinda Stebbins
Kathleen Sullivan D'Eramo
John Millette
Daniel O. Hirsch
Caroline Pearson
Bruce A. Rosenblum
David W. Baldt
James H. Grifo
Neil P. Jenkins
Patrick W. W. Disney
Ian D. Kelson
Joan A. Binstock
Richard R. Burt
Martin J. Gruber
S. Leland Dill
Philip Saunders, Jr.
Joseph R. Hardiman
Richard J. Herring
Graham E. Jones
Rebecca W. Rimel
William N. Searcy
Robert H. Wadsworth
Charles P. Biggar
Bruce E. Langton*
Harry Van Benschoten
Kelvin J. Lancaster*
Hugh G. Lynch
Edward T. Toker
Edgar R. Fiedler*

*Deceased

Newly Named Defendants

Deutsche Asset Management Investment Services Ltd.
Deutsche Asset Management, Inc
Investment Company Capital Corp.
Scudder Distributors, Inc.

As noted in the cover letter, the Consolidated Amended Class Complaint drops many defendants including Deutsche Investment Management Americas, Inc., Scudder Investments and all Scudder Funds/Registrants except these Registrants and Funds:

Scudder Advisor Funds 811-3043
Scudder International Equity Fund-A, B, C, and investment class

Scudder Institutional Funds 811-06071
Scudder International Equity Fund- Institutional Class I and II

Scudder MG Investments Trust 811-08006
Scudder European Equity Fund
Scudder International Select Equity

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	**MDL DOCKET NO. 1586**
IN RE EXCELSIOR, FEDERATED, SCUDDER	:	**Case No. 04-md-15861-CCB (Hon. Catherine C. Blake)**
This Document Relates To:	:	
SCUDDER SUB-TRACK	:	
Hinton v. Deutsche Bank AG, *et. al.*	:	**Case No. 04-cv-1288**

CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT

Plaintiffs Kenneth Clark, Douglas A. Hinton, David Shaev, Craig J. McLaughlin, Debora J. McLaughlin, David Weiser, Alan Schiller and Thelma Persall, derivatively on behalf of the mutual funds and trusts comprising the Scudder family of mutual funds (the "Funds"),[1] hereby complain against the defendants as follows:

I. SUMMARY OF THE ACTION

[1] Scudder Advisor, Scudder Advisor II, Scudder Advisor III, Scudder Flag Investors Communications Fund, Inc., Scudder Flag Investors Equity Partners Fund, Inc., Scudder Flag Investors Value Builder Fund, Inc., Scudder Institutional Funds, Scudder Investments VIT Funds, Scudder Investors Funds, Inc., Scudder MG Investment Trust, Scudder RREEF Securities Trust, Scudder Aggressive Growth Fund, Scudder Blue Chip Fund, Scudder Dynamic Growth Fund, Scudder Equity Trust, Scudder Focus Value Plus Growth Fund , Scudder Growth Trust, Scudder High Income Series, Scudder Investors Trust, Scudder Money Funds, Scudder New Europe Fund, Inc., Scudder Portfolios, Scudder State Tax-Free Income Series, Scudder Strategic Income Fund, Scudder Target Fund, Scudder Technology Fund, Scudder Total Return Fund, Scudder U.S. Government Securities Fund, Scudder Value Series, Inc., Scudder YieldWise Funds, Investment Trust, Scudder Cash Investment Trust, Scudder Securities Trust, Value Equity Trust, Scudder Funds Trust, Global/International Fund, Inc., Scudder Income Trust, Scudder International Fund, Inc., Scudder Municipal Trust, Scudder Mutual Funds, Inc., Scudder Pathway Series, Scudder Portfolio Trust, Scudder State Tax Free Trust, Scudder Tax-Free Money Fund, Scudder Tax-Free Trust, and Scudder U.S. Treasury Money Fund, and the mutual funds issued by each of the foregoing

1. This derivative action seeks to recover damages for the Funds for harm inflicted upon them by their own fiduciaries, who breached their fiduciary duties to the Funds, including those arising under Sections 36(b) and 36(a) of the Investment Company Act of 1940 (the "ICA") and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "IAA"), and by those who participated in a manipulative scheme to enrich themselves at the expense of the Funds through rapid in-and-out trading in the Funds, a practice commonly called "market timing" or "timing," and trading in shares of the Funds after the close of the financial markets each day, a practice commonly called "late trading."

2. This Complaint seeks redress for harm caused by the managers and investment advisers of mutual funds who, in order to share in the substantial profits that market timing and late trading generate, combined with the market timers and others, and allowed them to prey upon the Funds to which they owed the highest fiduciary duties of loyalty, candor, and due care. This Complaint also seeks redress for the harm caused by the Trustees or Directors of the Funds who failed or refused to perform their fiduciary duties to manage and supervise the Funds and enforce the manager's duties in the best interests of the Funds.

3. Market timing and late trading have been extremely harmful to the Funds. Market timing and late trading have caused hundreds of millions of dollars of harm to the Funds, primarily by inflating transaction costs and administrative costs, and adding unnecessary marketing and distribution costs, all of which are paid by the Funds. Market timing also causes serious, known disruptions to mutual funds and their operations. Market timing forces portfolio managers to keep excess quantities of cash available in the funds to redeem market timers' shares when they sell out a position – cash that otherwise should be used to invest. Trading protocols are upset as capital available for investment fluctuates unpredictably, preventing

portfolio managers from implementing their investment strategies for the Fund. The effect of this is to reduce the returns earned by the Funds.

4. Market timing and late trading have harmed each and every Fund in the Scudder family of mutual funds, whether or not the particular Fund was the direct victim of market timing or late trading. This is so because some expenses, such service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and late trading may be shared among all Funds in the Scudder family, including timed-funds and non-timed funds alike. This is also so because investors have fled all the Funds in the Scudder family of mutual funds, not just the timed funds, following the public disclosure of the market timing and late trading scandal.

5. Because of these and other problems caused by market timers, fund managers for years have had in place policies and practices designed to monitor and deter market timing, including redemption penalties.

6. Conversely, market timing and late trading have been extremely profitable for market timers, and, moreover, impose little risk. Because the price movement of the underlying securities will almost certainly be followed, sometimes within a matter of hours, by a corresponding movement in the price of the funds' shares, the realization of profit on the pricing inefficiency is almost a sure bet. Market timers exploit price inefficiencies inherent in the forward pricing structure of mutual funds.

7. Moreover, timed or late trades cost little or nothing to execute because most timed mutual funds do not charge commissions, or "loads," for trades, thus shifting the transaction costs for market timing from the market timers to the funds themselves. Thus, for example, a one day trade can yield a net gain in excess of 100 percent, while the costs of timing are pushed

off on the Funds as the timers move in and out of no-load funds, parking their winnings in liquid cash funds between trades.

8. Market timers and late traders could not reap these profits simply by investing in the securities held in the Funds' portfolios, because (a) the timers would bear significant transaction costs and tax consequences if they bought and sold individual securities, which are foisted upon the Funds under the market timing and late trading scheme, and (b) the underlying securities trade in the open market and are efficiently priced, as opposed to the inefficient prices of mutual fund shares, which would deny market timers the opportunity to execute trades at unfair prices.

9. In addition to the market timers themselves, who reaped quick and easy profits at the expense of the Funds, the advisers to the Funds and their affiliates also reaped hundreds of millions of dollars in unearned advisory, management, administrative, marketing, and distribution fees from the Funds without disclosing that they permitted, facilitated, encouraged or participated in the improper activity. At a minimum, the advisers failed to detect and/or prevent, market timing and late trading in the Funds – the types of abusive transactions they were obligated to prevent. Simply put, the advisers abandoned their fiduciary duties to the Funds in order to inflate the already huge fees they received from the Funds.

10. Market timing and late trading results from the wholesale abdication of the fiduciary obligations the defendants owed to the Funds. As William H. Donaldson, Chairman of the SEC, recently observed in commenting upon the scandal that has engulfed the entire mutual fund industry:

> The relationship between an investment adviser and its clients is supposed to rest on a bedrock foundation of fiduciary principles. It is extremely troubling that so much of the conduct that led to the scandals in the mutual fund industry was, at its core, a breach of

> the fiduciary relationship between investment advisers and their advised funds. As fiduciaries, advisers owe their clients more than mere honesty and good faith. Recent experience suggests that all too many advisers were delivering much less.[2]

11. The market timing and late trading scandal results from the substantial and unresolved conflicts of interest between mutual funds and the investment advisers who create and manage the funds. Those conflicts of interest have manifested themselves in widespread instances of improper market timing and late trading in the mutual funds, all to the detriment of the Funds.

12. The nature and extent of those conflicts of interest, the market timing they led to, and the adverse impact they caused to the Funds were not adequately disclosed to or understood by the trustees of the Funds, who nonetheless approved or ratified the Fund adviser's management agreements each year, despite the harm the adviser caused or permitted to be caused to the Funds and who approved or ratified plans permitting the adviser to charge and collect marketing and distribution fees under Rule 12b-1 of the SEC promulgated under the ICA in violation of the trustees' own duties to the Funds.

13. This action is brought by shareholders of the Funds on behalf of the Funds to recover damages for the Funds from those who are responsible for the wrongdoing and from those who profited, directly or indirectly, from the wrongdoing. These damages include, but are not limited to:

(a) forfeiture and return of the management, administration, distribution, and marketing fees and all other compensation paid to the investment adviser and its affiliates during the period of market timing and late trading;

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[2] Opening Statement at an open Commission meeting on May 26, 2004 (available at http://www.sec.gov/news/speech/spch052604.htm).

(b) damages to the Funds for profits earned by the Fund Adviser and its affiliates (including officers and employees of the Fund Adviser) from market timing or late trading arrangements;

(c) damages to the Funds for direct and indirect injury, including increased transaction costs, liquidity costs, tax expenses, and lost investment opportunities, caused by market timing or late trading; and

(d) damages to the Funds for 12b-1 fees paid to the Fund Adviser and its affiliates (including third-parties) in excess of the corresponding economic benefit to the Funds.

14. This action is also brought by shareholders on behalf of the Funds to obtain injunctive relief for the Funds, including but not limited to:

(e) rescission of the adviser's management and other agreements with the Funds;

(f) rescission of the 12b-1 Plans adopted by the Funds;

(g) removal of the Fund adviser and its affiliates that manage and perform other services for the Funds; and

(h) removal of each of the Trustees or Directors of the Funds named in this Complaint and replacing them with independent Trustees or Directors.

II. JURISDICTION AND VENUE

15. This Court has jurisdiction over this action pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, Section 214 of the IAA, 15 U.S.C. § 80b-14, and 28 U.S.C. § 1331(a).

16. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of and are part of the same case or controversy as plaintiffs' federal claims.

17. Venue is proper in the transferor districts because some or all of the Defendants are incorporated or conduct business in and/or some of the wrongful acts alleged herein took place or originated in those judicial districts. Venue is also proper in this District of Maryland because some of the wrongful acts alleged herein took place or originated in this judicial district.

18. In connection with the acts and practices alleged herein, defendants directly or indirectly used the instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

19. This is a consolidated amended complaint filed pursuant to an Order of the Judicial Panel on Multidistrict Litigation, captioned *In re Mutual Fund Investment Litigation,* MDL Docket No. 1586, centralizing pretrial proceedings in these actions in this Court. To preserve the filing dates of the original complaints for purposes of any applicable statutes of limitation and all other defenses based upon the passage of time, the plaintiffs herein expressly reserve the right to seek transfer of these actions back to the transferor courts at the conclusion of pretrial proceedings.

III. PARTIES

20. The Plaintiffs are as follows:

(a) Plaintiff Kenneth Clark, a resident of New York, New York, purchased shares of the Scudder Large Company Growth Fund and continues to hold such shares.

(b) Plaintiff Douglas A. Hinton, a resident of Waukesha, Wisconsin, purchased shares of the Scudder Capital Growth Fund and continues to hold such shares.

(c) Plaintiff David Shaev, a resident of New York, New York, purchased shares of the Scudder Dynamic Growth Fund and continues to hold such shares.

(d) Plaintiffs Craig J. McLaughlin and Debora J. McLaughlin, residents of Nashua, New Hampshire, purchased shares of the Scudder International Equity Fund and continue to hold such shares.

(e) Plaintiff Thelma Persall, a resident of Montrose, Michigan, purchased shares of the Scudder Strategic Income Fund and continues to hold such shares.

(f) Plaintiff David Weiser, a resident of New York, New York purchased shares of the Scudder Aggressive Growth Fund and continues to hold such shares.

(g) Plaintiff Alan Schiller, a resident of Westchester, New York purchased shares of the Scudder Technology Fund and continues to hold such shares.

21. The Scudder Defendants are as follows:

(a) Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based banking institution that is engaged in a wide range of financial services, including investment management, mutual funds, retail, private and commerce banking, investment banking and insurance. Deutsche Bank conducts its asset management activities under the Deutsche Asset Management and Scudder marketing name. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, NY 10005.

(b) Deutsche Asset Management is a global asset management organization that offers a wide range of investment and financial services. Deutsche Asset Management is a wholly owned subsidiary of defendant Deutsche Bank. As of December 31, 2003, Deutsche Asset Management has approximately $715 billion in assets under management globally. Deutsche Asset Management is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Fund Management, Inc., Deutsche Banc Alex Brown,

Inc., Deutsche Asset Management, Inc. ("DeAM, Inc.") and Deutsche Asset Management Investment Services Limited ("DeAMIS").

(c) Defendant Deutsche Investment Management Americas, Inc. ("DeIM" or the "Adviser"), part of Deutsche Asset Management and an indirect, wholly owned subsidiary of Deutsche Bank, is registered as an investment adviser under the Investment Advisers Act and was one of the four Deutsche Bank entities that served as Adviser to the family of funds collectively referred to as the "Scudder Funds" during the period of misconduct alleged herein.[3] As the investment adviser to the Scudder Funds, DeIM directs the investments of the Scudder Funds in accordance with each funds investment objectives, policies and restrictions. Directly, or through third parties, DeIM provides the Scudder Funds with investment management and

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[3] DeIM served as the advisor for the following Scudder mutual funds: Scudder Aggressive Growth Fund, Scudder Blue Chip Fund, Scudder Cash Investment Trust, Scudder 21st Century Growth Fund, Scudder Development Fund, Scudder Health Care Fund, Scudder Small Company Value Fund, Scudder Technology Innovation Fund, Scudder Dynamic Growth Fund, Scudder Large Cap Value Fund, Scudder Select 500 Fund, Scudder Tax Advantaged Dividend Fund, Scudder-Dreman Financial Services Fund, Scudder Focus Value+Growth Fund, Scudder Money Market Series, Scudder Short-Term Bond Fund, Scudder Global Discovery Fund, Scudder Global Bond Fund, Scudder Emerging Markets Income Fund, Scudder Global Fund, Scudder Strategic Growth Fund, Scudder Growth Fund, Scudder High Income Fund, Scudder GNMA Fund, Scudder Emerging Markets Growth Fund, Scudder Greater Europe Growth Fund, Scudder International Fund, Scudder Latin America Fund, Scudder Pacific Opportunities Fund, Scudder Small Company Stock Fund, Scudder Capital Growth Fund, Scudder Growth and Income Fund, Scudder Large Company Growth Fund, Scudder S&P 500 Stock Fund, Scudder Municipal Bond Fund, Scudder Short-Term Municipal Bond Fund, Scudder Total Return Bond Fund, Scudder Money Market Fund, Scudder Government Money Fund, Scudder Tax-Exempt Money Fund, Scudder High Yield Tax-Free Fund, Scudder Managed Municipal Bond Fund, Scudder Gold and Precious Metals Fund, Scudder Balanced Fund, Scudder High Income Opportunity Fund, Scudder Income Fund, Scudder Cash Reserves Fund, Scudder New Europe Fund, Scudder Massachusetts Tax-Free Fund, Scudder Florida Tax-Free Income Fund, Scudder New York Tax-Free Income Fund, Scudder California Tax-Free Income Fund, Scudder Strategic Income Fund, Scudder Retirement Fund Series V, VI and VII, Scudder Worldwide 2004 Fund, Scudder Target 2013 Fund, Scudder Target 2012 Fund, Scudder Target 2011 Fund, Scudder Target 2010 Fund, Scudder Tax-Free Money Fund, Scudder Intermediate Tax/AMT Free Fund, Scudder Technology Fund, Scudder Total Return Fund, Scudder U.S. Government Securities Fund, Scudder U.S. Treasury Money Fund, Scudder Large Cap Value Fund, Scudder-Dreman High Return Equity Fund, Scudder-Dreman Small Cap Value Fund, Scudder YieldWise Money Fund, Scudder YieldWise Government Money Fund, Scudder YieldWise Municipal Money Fund, The Pathway Conservative, Pathway Moderate and Pathway Growth Portfolios.

related administrative services and facilities, including portfolio management and trade execution. For these services, DeIM pays itself a management fee from the assets of the Scudder Funds that is calculated as a percentage of the net assets under management. DeIM also entered into Administrative Agreements with certain of the Scudder Funds whereby DeIM agreed to provide certain administrative services, separate and apart form advisory services, in exchange for payment of a percentage of net assets under management.

(d) Defendant Deutsche Asset Management Investment Services Ltd. ("DeAMIS") part of Deutsche Asset Management and an indirect, wholly owned subsidiary of Deutsche Bank, is registered as an investment adviser under the Investment Advisers Act and was one of the four Deutsche Bank entities that served as Adviser to the family of funds collectively referred to as the "Scudder Funds" during the period of misconduct alleged herein.[4] As the investment adviser to the Scudder Funds, DeAMIS directs the investments of the Scudder Funds in accordance with each funds investment objectives, policies and restrictions. Directly, or through third parties, DeAMIS provides the Scudder Funds with investment management and related administrative services and facilities, including portfolio management and trade execution. For these services, DeAMIS pays itself a management fee from the assets of the Scudder Funds that is calculated as a percentage of the net assets under management. DeAMIS also served as sub-Adviser to certain of the Scudder Funds in exchange for payment of a percentage of net assets under management.

(e) Defendant Deutsche Asset Management, Inc., ("DeAM"), part of Deutsche Asset Management and an indirect, wholly owned subsidiary of Deutsche Bank, is registered as an

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[4] DeAMIS served as the adviser for the following Scudder mutual funds: Scudder Emerging Markets Debt Fund, and Scudder International Select Equity Fund.

investment adviser under the Investment Advisers Act and was one of the four Deutsche Bank entities that served as Adviser to the family of funds collectively referred to as the "Scudder Funds" during the period of misconduct alleged herein.[5] As the investment Adviser to the Scudder Funds, DeAM directs the investments of the Scudder Funds in accordance with each funds investment objectives, policies and restrictions. Directly, or through third parties, DeAM provides the Scudder Funds with investment management and related administrative services and facilities, including portfolio management and trade execution. For these services, DeAM pays itself a management fee from the assets of the Scudder Funds that is calculated as a percentage of the net assets under management. DeAM also served as the investment Adviser to the certain master portfolios in which most of the Scudder Funds invest substantially all of their assets. For these advisory services DeAM is paid a percentage of net assets under management.

(f) Investment Company Capital Corp. ("ICCC") part of Deutsche Asset Management and an indirect, wholly owned subsidiary of Deutsche Bank, is registered as an investment adviser under the Investment Advisers Act and was one of the four Deutsche Bank entities that served as Adviser to the family of funds collectively referred to as the "Scudder

[5] DeAM served as the adviser for the following Scudder mutual funds: NY Tax Free Money Fund Investment, Tax Free Money Fund Investment, Cash Management Fund Investment, Treasury Money Fund Investment, Scudder International Equity Fund, Scudder Lifecycle Long Range Fund, Scudder Lifecycle Mid Range Fund, Scudder Lifecycle Short Range Fund, Scudder Mid Cap Fund, Scudder Small Cap Fund, Scudder Micro Cap Fund, Scudder PreservationPlus Income Fund, Scudder EAFE® Equity Index Fund, Scudder US Bond Index Fund, Money Market Fund Investment, Scudder Lifecycle Long Range Fund, Scudder PreservationPlus Fund, Daily Assets Fund Institutional, Equity 500 Index Fund, The Scudder Equity 500 Index Portfolio, Treasury Money Fund Institutional, Cash Management Fund Institutional, Cash Reserves Fund Institutional, International Equity Fund, Scudder S&P 500 Index Fund, Scudder Real Estate Securities Portfolio, Scudder Small Cap Index Fund, Scudder EAFE Equity Index Fund, Scudder Equity 500 Index Fund, Japanese Equity Fund, Fixed Income Fund, Short Duration Fund and High Income Plus Fund, Scudder European Equity Fund, and Scudder RREEF Real Estate Securities Fund.

Funds" during the period of misconduct alleged herein.[6] As the investment Adviser to the Scudder Funds, ICCC directs the investments of the Scudder Funds in accordance with each funds investment objectives, policies and restrictions. Directly, or through third parties, ICCC provides the Scudder Funds with investment management and related administrative services and facilities, including portfolio management and trade execution. For these services, ICCC pays itself a management fee from the assets of the Scudder Funds that is calculated as a percentage of the net assets under management. ICCC also entered into Administrative Agreements with certain of the Scudder Funds whereby ICCC agreed to provide certain administrative services, separate and apart form advisory services, in exchange for payment of a percentage of net assets under management. ICCC further acts as the Administrator for the portfolios in which the Scudder Funds invest substantially all of their assets. For its services as Administrator, ICCC receives an administrator service fee which is a percentage of each portfolio's net assets under management.

(g) Defendant Scudder Investments is the US retail brand for Deutsche Asset Management. Scudder Investments is a financial instruments research organization that includes more than 600 portfolio managers and analysts. Scudder Investments offers various investment products and manages 95 retail mutual funds, including the Scudder Funds. Scudder is located at 222 S. Riverside Plaza, 33rd Floor, Chicago, Illinois 60606.

(h) Scudder Distributors, Inc., ("SDI"), is a subsidiary of DeIM and serves as the principal underwriter and sole distributor of each of the Scudder Funds' shares under Distributorship Agreements with each respective Fund. As the principal underwriter and sole

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[6] ICCC served as the adviser for the following Scudder mutual funds: Scudder Flag Investors Communications Fund, Scudder Flag Investors Equity Partners Fund, Scudder Flag Investors Value Builder Fund, Global Biotechnology Fund, and Top 50 US Fund.

distributor of each of the Scudder Funds, SDI was responsible for the distribution of shares in each of the Scudder Funds in accordance with the terms of the respective distribution agreements and the policies established by DeIM and each of the Scudder Funds.

(i) Defendant Thomas F. Eggers ("Eggers"), located at 345 Park Avenue, New York, New York 10154-0010, is, and at all relevant times, was, Chief Executive Officer of DEIM, and in those capacities he is and was ultimately responsible for the actions of DEIM.

(j) Defendant Linda C. Coughlin ("Coughlin"), located at 7 Lancaster Street, Cambridge, Massachusetts 02140-2806, was a Trustee and Chair of the Board of the Scudder Funds for a majority of the period in which the illicit conduct alleged herein occurred.

(k) Defendant Richard T. Hale ("Hale), was Chairman and Trustee of Board of the Scudder Funds from 2002 to the present, and President of each of the trusts within the Scudder Family of Funds from 2003 to the present. At relevant times, Hale was also Managing Director, Deutsche Investment Management Americas Inc., Managing Director, Deutsche Bank Securities Inc. (formerly Deutsche Banc Alex Brown Inc.) and Deutsche Asset Management; Director and President, ICCC; Director, Deutsche Global Funds, Ltd., and Vice President, Deutsche Asset Management, Inc.[7]

<u>Trustee Defendants</u>

(l) The Scudder Family of Funds has a three tiered legal structure sometimes referred to as a master fund/feeder fund relationship. The master trusts or corporations each issue a series of mutual funds, ranging from a single mutual fund to multiple series of mutual funds. The individual Scudder Funds in turn invest substantially all of their assets in a portfolio,

[7] The defendants described I paragraphs 21(a)-(k) are sometimes referred to as the "Scudder Defendants".

managed by the Scudder Defendants. Each trust or corporation has a board of trustees or directors which has the responsibility to over see the trust and each fund which each respective trust issues. Each Board of Trustees or Directors for the Scudder Funds also has the duty to oversee the investment and management of the funds' assets invested within the portfolios.

(m) The following Individual Defendants, together with Defendant Hale, at relevant times, served jointly as the trustees or directors for 66 funds within the Scudder Family of Funds, including each of the funds issued by Scudder Advisor, Scudder Advisor II, Scudder Advisor III, Scudder Flag Investors Communications Fund, Inc., Scudder Flag Investors Equity Partners Fund, Inc., Scudder Flag Investors Value Builder Fund, Inc., Scudder Institutional Funds, Scudder Investments VIT Funds, Scudder Investors Funds, Inc., Scudder MG Investment Trust, Scudder RREEF Securities Trust, and received the following amounts of compensation from the Scudder Family of Funds:

Trustee	**2003**	**2002**
Richard R. Burt	$168,640	$124,500
S. Leland Dill	$141,000	$102,250
Martin Gruber	$140,939	$109,000
Joseph R. Hardiman	$136,000	$ 96,000
Richard J. Herring	$139,390	$ 99,750
Graham E. Jones	$136,000	$ 80,500
Rebecca W. Rimel	$142,780	$ 96,000
Philip Saunders, Jr	$135,970	$ 99,750
William N. Searcy	$136,000	$ 83,500
Robert H. Wadsworth	$170,000	$126,000

(n) The following Individual Defendants, together with Defendant Hale, at relevant times, served jointly as the trustees or directors for 81 funds within the Scudder Family of Funds, including Scudder Aggressive Growth Fund, Scudder Blue Chip Fund, Scudder Dynamic Growth Fund, Scudder Equity Trust, Scudder Focus Value Plus Growth Fund , Scudder Growth Trust, Scudder High Income Series, Scudder Investors Trust, Scudder Money Funds, Scudder New Europe Fund, Inc., Scudder Portfolios, Scudder State Tax-Free Income Series, Scudder Strategic Income Fund, Scudder Target Fund, Scudder Technology Fund, Scudder Total Return Fund, Scudder U.S. Government Securities Fund, Scudder Value Series, Inc., and Scudder YieldWise Funds, and received the following amounts of compensation from the Scudder Family of Funds:

Trustee	**2003**	**2002**
John W. Ballantine	$218,350	$183,980
Lewis A. Burnham	$209,620	$169,290
Donald L. Dunaway	$239,200	$181,430
James R. Edgar	$175,210	$200,660
Paul K. Freeman	$194,280	$23,500
Robert B. Hoffman	$189,160	$159,880
Shirley D. Peterson	$207,790	$189,830
Fred B. Renwick	$183,940	$214,990
John G. Weithers	$185,380	$206,000

(o) The following Individual Defendants, together with Defendant Hale, at relevant times, served jointly as the trustees or directors for 48 funds within the Scudder Family of Funds, including Investment Trust, Scudder Cash Investment Trust, Scudder Securities

Trust, Value Equity Trust, Scudder Funds Trust, Global/International Fund, Inc., Scudder Income Trust, Scudder International Fund, Inc., Scudder Municipal Trust, Scudder Mutual Funds, Inc., Scudder Pathway Series, Scudder Portfolio Trust, Scudder State Tax Free Trust, Scudder Tax-Free Money Fund, Scudder Tax-Free Trust, and Scudder U.S. Treasury Money Fund, and received the following amounts of compensation from the Scudder Family of Funds:[8]

Trustee	2003	2002
Henry P. Becton, Jr.	$170,000	$162,000
Dawn-Marie Discoll	$180,000	$175,000
Edgar R. Fiedler	$176,397	$174,666
Keith R. Fox	$170,000	$162,000
Louis E. Levy	$151,346	$72,500
Jean Gleason Stromberg	$165,000	$161,000
Jean C. Tempel	$164,000	$164,000
Carl W. Vogt	$153,846	$62,500

[¶¶ 22 - 30 ARE INTENTIONALLY LEFT BLANK]

Additional Defendants

31. Additional defendants are as follows:

(a) Bank of America Corp. ("BOA") is a Delaware corporation with its headquarters at Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North

[8] The defendants described in paragraphs 21(l)-(o) are sometimes referred to as the "Trustee Defendants."

Carolina.[9] BOA is a bank holding company and a financial holding company that provides a diversified range of banking and non-banking financial services and products. BOA is the indirect parent of Banc of America Securities LLC.

(b) Defendant Banc of America Securities LLC ("BAS"), a Delaware limited liability company, is a wholly-owned subsidiary of NationsBanc Montgomery Holdings Corporation, which is itself a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by BOA. BAS, a registered broker-dealer, is a full-service United States investment bank and brokerage firm with principal offices in San Francisco, California; New York, New York; and Charlotte, North Carolina. BAS is also registered as an investment adviser pursuant to the Investment Advisers Act of 1940. In its capacity as broker-dealer, BAS accepts, executes and clears orders for hundreds of mutual funds, including the Funds.

(c) Canary Capital Partners, LLC ("Canary"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, Canary was a hedge fund engaged in the business of late trading and timing mutual funds. Canary Capital Partners, Ltd. ("CCP Ltd."), is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds. Canary Investment Management, LLC ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of Canary and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary plus 25 percent of the profits above a certain threshold. As of July 2003, CIM had received approximately $40 million

[9] Effective April 1, 2004, FleetBoston Financial Corporation ("Fleet"), a Rhode Island corporation, merged with and into BOA pursuant to an Agreement and Plan of Merger, dated as of October 27, 2003.

in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

(d) Edward J. Stern ("Stern") is a resident of New York County, New York and at all relevant times was the Managing Principal of Canary, CCP Ltd. and CIM. Noah Lerner ("Lerner") was at all relevant times an employee of Canary. Andrew Goodwin ("Goodwin") was at all relevant times up to 2001 an employee of Canary.

(e) Canary, CCP Ltd., CIM, and Stern are collectively referred to herein sometimes as "Canary." In September 2003, Canary reached a settlement of charges filed against it by the Attorney General of the State of New York.

32. Nominal defendants are the Scudder Group of Funds, which are comprised of Massachusetts business trusts, which include series representing the funds in each trust and certain corporations.

IV. <u>STATEMENT OF FACT</u>

A. <u>General Factual Allegations</u>

(1) <u>Introduction</u>

33. Mutual funds enable small investors to invest long-term capital in the stock and bond markets. Specifically, mutual funds were intended to enable small investors to (a) accumulate diversified stock portfolios for retirement or other long-term investing with smaller amounts of capital than otherwise would be required for such investing, (b) avoid the transaction costs that ordinarily accompany stock and bond trades, and (c) utilize the services of professional investment advisers whose services otherwise would not be available at affordable prices.

34. Investors contribute cash, buying shares in the mutual fund, the number of which is directly proportionate to the amount of the investment. Mutual fund shares are issued pursuant

to prospectuses that must comply with the Securities Act of 1933 and the Investment Company Act. The investor's cash is then used by the mutual fund to purchase such securities as are consistent with the stated investment goals and objectives of the mutual fund in the Prospectus.

35. Mutual funds typically hold no assets other than cash and the securities purchased for the benefit of their shareholders and engage in no investment activities of their own.

36. Mutual funds typically have no employees. Although funds may have officers, the portfolio managers and all of the officers are employees of the investment adviser. The adviser "sponsors" the funds and as a practical matter is responsible for the initial creation of the funds and the creation of new funds in any series of funds.

37. Whether corporation or trust, typically all of the trustees or directors are the same individuals and have the same responsibilities, the only difference between trustees being the form of entity they serve. Trustees or directors have ultimate responsibility for the funds.

38. Each of the funds is created and sponsored by the adviser and is managed under the supervision of a small number of trustees or directors. The trustees or directors of the Funds have supervised all the funds at all times relevant hereto. As shown above, the trustees of the Funds are responsible for as many as 81 mutual funds and no fewer than 48. The agreements between the funds and each of these entities are substantially identical form agreements, with only minor differences in fee percentages. In many instances, the funds share costs among themselves. In substance, all the funds are operated as a single *de facto* entity. Plaintiffs therefore bring this action as a derivative action on behalf of the entire Scudder family of funds, as well as on behalf of the particular Funds in which they invested.

39. The trust or corporation contracts with an adviser or manager to handle the day-to-day operations of the fund including making investment decisions, although the trustees or

directors retain ultimate responsibility for the fund. The adviser or the trust will enter into contracts with other entities, which in almost all instances are affiliates of the adviser, for investment advisory servicing (adviser, sub-adviser), selling or underwriting (distributors), shareholder relations and other back-office services (administrator). Each of these affiliates typically will be paid a percentage of the adviser's fee, a percentage of the assets under management, or a transaction fee from the Net Asset Value of the fund.

40. Mutual fund advisers charge and collect substantial management, administration, marketing and distribution, and other fees and compensation from the funds as a percentage of assets under management. Mutual fund advisers have a direct economic incentive to increase the amount of assets in the funds, and thus their own fees and compensation.

(2) **NAV Pricing**

41. Mutual fund shares are priced once each day, usually following the close of financial markets in New York at 4:00 p.m. Eastern Time. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities in a particular fund's portfolio, plus the value of any uninvested cash that the fund manager maintains for the fund and minus any expenses accrued that day. Although mutual fund shares are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:00 p.m. are priced at the next day's NAV. This practice is known as "forward pricing" and has been required by law since 1968.

42. Because NAV is set just once at 4:00 p.m. every day under the forward pricing rule, each day's NAV is inefficient. This is because the NAV has not incorporated the material information affecting the prices at which the underlying securities will trade by 4:00 p.m. Thus, the prices at which mutual funds trade are often "stale." In addition, mutual fund prices do not

always reflect the true value of the stocks or bonds, especially thinly-traded securities or securities with high price volatility, but low trading volume, such as especially mid-cap, small-cap, and sector stocks, or high-yield and municipal bonds.

43. Forward pricing gives rise to a number of manipulative practices, all of which may be characterized as "market timing." These manipulative practices exploit the inefficiency of forward pricing in a number of ways involving short-term "in-and-out" purchases and redemptions of mutual fund shares that are "timed" to precede small movements in the market prices of the securities in which a fund invests before the NAV reacts to the price changes.

(3) **Market Timing Transactions**

44. Market timing transactions are frequently referred to as "round trips," because market timing involves a purchase made in anticipation of a near-term price increase that will trigger a quick sale. For example, in the case of international funds that are inefficiently priced because, as a result of domestic and foreign markets operating at different times, the last-trade prices in the foreign markets have not yet incorporated movements in the United States markets, the round trips will occur within a short time frame, often within one or two days. In other cases, such as bond funds – where the price inefficiency lasts longer because the information that causes the security to be re-valued takes longer to be disseminated by the financial markets – the duration of the round trip will be slightly longer.

45. Market timing frequently includes or consists of "late trading," in which market timers are permitted to purchase or sell mutual fund shares after the close of trading but at the same prices as other investors who must trade the shares during the day to get that day's NAV.

46. Market timers employ a variety of trading strategies to profit from small increases in the market prices for stocks and bonds in which the mutual funds invest by purchasing mutual

fund shares before increases in the underlying securities affect the fund's NAV and redeeming fund shares after the NAV has risen.

47. Many market timers purchase mutual funds when trading models analyzing performance trends indicate that prices of the underlying securities (and consequently the fund's NAV) will rise in the short-term. For example, when a market timer's trading model indicates that the stocks of companies with small market capitalization will rise in the short term, the trader acquires small cap mutual fund shares in order to capture the benefit of the price rise. The market timer who purchases small cap fund shares then redeems those shares once the predicted rise occurs.

48. By purchasing and selling mutual fund shares, rather than the underlying small cap stocks, market timers avoid transaction costs such as commissions on each purchase and sale of stock, which costs are borne by the fund itself.

49. Another market timing scheme is designed to take advantage of the fact that some NAVs are calculated using "stale" prices for the securities in the Fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated.

50. One type of stale price market timing is "time zone arbitrage," which takes advantage of the fact that funds consisting primarily of foreign securities may calculate NAV based on stale prices. A typical example is a U.S. mutual fund that invests in Japanese securities. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will

not reflect the price change and the fund's NAV will be artificially low. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling those same shares once the NAV is adjusted to reflect the price increase.

51. Predictable next-day price changes in foreign securities are not exploitable by trading in the securities themselves because those shares tend to re-price as soon as trading resumes the next day. By the time a trader can buy the securities, the market price has risen to reflect the new information. However, market timers can exploit the pricing of mutual fund shares because the funds are not re-priced in response to information that becomes available while the foreign market is closed until the following day, effectively allowing market timers to buy stock at yesterday's prices.

52. Another market timing scheme seeks to take advantage of inefficiency in the pricing of certain municipal, corporate, and mortgage bonds. These bonds are not efficiently priced by the market, and consequently their prices tend to lag the prices at which more efficiently priced bond futures trade. Market timers exploit this phenomenon by purchasing (or selling) shares of a municipal bond fund that invests in such bonds on days when the prices for bond futures rise (or fall), and do so at "stale" prices. Market timers employing this trading scheme sell (or purchase) these mutual fund shares a day or two later once the prices of the bonds have "caught up" to the prices of the bond futures, thus earning huge profits with little or no corresponding risk.

53. Yet another market timing scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities

may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

(4) Late Trading

54. Because of forward pricing, mutual funds are also susceptible to a manipulative practice known as "late trading." Late trading, either in conjunction with market timing or as a separate manipulative trading scheme, is the unlawful practice of allowing some investors to purchase or redeem mutual fund shares ***after*** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV.

55. Late traders seek to take advantage of events that occur after the close of trading, such as earnings announcements, by purchasing shares of mutual funds on good news or redeeming shares on bad news at prices that do not reflect those events and are therefore under- or over-valued, respectively. "Late trading can be analogized to betting today on yesterday's horse races."[10] The manipulative device virtually eliminates investment risk.

56. The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys or redeems. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock or use cash on hand – stock and cash that belong to the fund and its shareholders and would otherwise remain invested – to give the late trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted to prevent precisely this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

57. Late trading can be accomplished in at least two different ways. The first way market timers are able to trade late is by making arrangements with a mutual fund adviser or a third-party intermediary who has made arrangements with a mutual fund adviser to have access

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[10] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

to a trading terminal after the close of trading at 4:00 p.m. each day. Defendant BAS provided trading terminals to at least three broker-dealers that engaged in market timing and Canary– in effect, making them branch offices of BAS, but unencumbered by BAS's obligation to adhere to the forward pricing rule – giving them the ability to place orders for mutual fund shares as late as 6:30 p.m. Pacific Time, more than five hours after the financial markets closed in New York each day.

58. Market timers are also able to trade late by making arrangements with intermediaries, such as broker-dealers, trust companies, and other clearing agents, to combine the market timers' trades with other mutual fund purchases or redemptions each day, which are processed as batch orders. These intermediaries net purchases against redemptions, and submit the net orders to a mutual fund's transfer agent through the Mutual Fund Settlement, Entry and Verification Service ("FundSERV"), an automated system operated by the National Securities Clearing Corporation ("NSCC"), the only registered clearing agency that operates an automated system for processing mutual fund orders.

59. Although orders must be submitted to the intermediary broker-dealers, banks, and retirement plans before 4:00 p.m. eastern time, SEC rules permit those intermediaries to forward the order information to FundSERV or transfers agents at a later time. Often intermediaries process orders in the early evening. The entire process, ending in processing of orders by the transfer agent, is typically completed in the middle of the night.

60. Late traders have found numerous ways to exploit the forward-pricing regime to their advantage. For example, some intermediaries allowed certain preferred investors to place orders after the 4:00 p.m. cutoff, but before orders were submitted to transfer agents. These intermediaries sometimes blended late trades with legitimate trades in the net order information

submitted to FundSERV in order to conceal the late trading. In other cases, late traders placed orders before the 4:00 p.m. cutoff, but were permitted to cancel or retract the orders after 4:00 p.m. Similarly, some intermediaries have permitted late traders to alter orders after 4:00 p.m. Finally, some late traders were given trading platforms, integrated hardware-software systems that allowed them to trade mutual fund shares directly without using an intermediary to submit orders to FundSERV. In some cases fund managers themselves permitted and aided late trading by fund investors.

61. Late traders were not necessarily restricted to trading in any single fund family through these schemes. Often intermediary broker-dealers sell shares of many different fund families through "Supermarkets." It is not unusual for a single Supermarket to offer thousands of mutual funds. By gaining access to the trading platform of a fund Supermarket, a market timer could late trade all of the funds in that Supermarket. Likewise, a market timer could late trade many different mutual funds through agreements with broker-dealers who operate a fund Supermarket.

62. Market timing was not limited to third parties who acted either alone or in complicity with intermediaries to time mutual funds. Fund insiders, like advisers, managers, and portfolio managers, sometimes unfairly availed themselves of the opportunity that market timing provided for quick profits at the expense of the mutual funds.

(5) Mutual Fund "Short Selling" Strategy

63. A corollary to market timing used by some investors pursuing market timing strategies involved shorting the underlying securities that make up a fund portfolio. Using this technique timers were able to profit in both rising and falling markets. Generally, fund managers do not disclose the portfolio holding information of the funds they manage. Although this information is disclosed in semi-annual and annual reports, the information is not current when it

becomes publicly available. In fact, portfolio managers are generally protective of this information and will not disclose it to individual investors and fund trackers like Morningstar. However, some fund insiders provided detailed information regarding the portfolio holdings of funds to market timers. The market timers could then buy the fund and simultaneously sell short[11] a basket of stocks that mirrored the fund's holdings, leaving the timer overall market neutral. If the value of the underlying securities increased, the timer would sell the shares of the fund earning a quick profit. When the value of the underlying securities decreased the timer would close out the short position, again earning a quick profit. By working with derivative dealers to create "equity baskets" of short positions that mimicked the effect of shorting every stock in the mutual fund, a timer can reduce transaction costs associated with this strategy. Often the derivative dealers who assisted timers in creating short baskets were affiliates of banks that were loaning money to timers for timing purposes.

(6) Market Timing Is Easy to Detect and Has Been Well-Known Since 1997

64. Market timing in mutual funds has occurred at least since the late 1980s. During the 1980s and 1990s, a number of papers and reports were published by the media, by scholars, and by market timers themselves that described various market timing schemes and discussed the adverse impact of market timing on mutual funds. The mutual fund industry became aware of potential problems from stale prices as early as 1981 by virtue of the Putnam International Equities Fund No Action Letter, Fed. Sec. L. Rep. ¶ 76,816, 1981 WL 25522 (Feb. 23, 1981), which explicitly discussed the question of whether pricing methods used by United States

[11] Short selling involves selling a security that the seller borrows on the assumption that the value of the security will drop and the short seller will be able to replace the borrowed security at a lower price than the price the short seller sold it for.

international funds properly could reflect the "fair value" of underlying assets given that different nations' markets close at different times.

65. Prior to September 3, 2003, market timing and late trading had become common practice. For example, a website called www.hedgefund.net listed hedge funds whose trading strategy was mutual fund market timing.

66. In 2000, the Society of Asset Allocators and Fund Timers, Inc. ("SAAFTI") held a conference in Chicago attended by brokers and capacity consultants who secured and offered negotiated timing capacity in mutual funds and in annuities that held mutual funds. The meeting was attended by the investment advisers of many mutual fund families who were there for the specific purpose of soliciting timing business from the brokers and consultants.

67. Mutual fund managers, including investment advisers and portfolio managers, were at all relevant times aware of market timing (including late trading) and the deleterious impact of market timing (including late trading) on mutual funds and fund performance. Some mutual fund managers adopted measures ostensibly to prevent or deter market timing and late trading, such as redemption penalties.

68. Fund managers were able to detect timing transactions in their funds through well-developed mechanisms, such as tracking the number of buy-sell orders, or "round trips," in a single account or monitoring the size of transactions to determine if a trader was a timer. The fund manager could then exercise discretion to refuse to execute trades on that account, forcing the timer to resort to the subterfuge of multiple accounts or multiple brokers. These subterfuges frequently required the assistance of third party intermediaries to execute trades for the timer in such a fashion that the timing might go undetected.

69. However, mutual fund managers, including investment advisers and portfolio managers, permitted or encouraged market timing and late trading, notwithstanding the deleterious impact of market timing and late trading on mutual funds and fund performance, and despite the measures they adopted ostensibly to prevent or deter market timing and late trading, including redemption penalties, because they profited handsomely from market timing and late trading and the arrangements they made with market timers and late traders.

70. Market timing is easy to detect through shareholder turnover data. A ratio of the number of shares redeemed to the number of shares outstanding is a useful means of detecting and identifying market timing in mutual funds. Because timers make frequent "round trips," when a timer is active in the fund, the number of shares redeemed greatly exceeds the number of shares that ordinarily would be redeemed in the absence of market timing.

71. A fund that has not been timed will have a low ratio of redemptions-to-shares outstanding, whereas a fund that has been timed will have a much higher ratio of redemptions-to-shares outstanding. Timed funds have redemption ratios as many as five, ten, or even 100 or more times higher than the redemption ratios for funds that are not timed.

72. Mutual fund managers, including advisers and portfolio managers, routinely monitored mutual fund redemption rates using a variety of mechanisms of detection that were well-developed, and thus were aware of, or recklessly disregarded indications of, market timing in the form of higher than normal redemption rates.

73. By 1997, market timing in mutual funds was well-known and well-documented. During October, 1997, Asian markets were experiencing severe volatility. On Tuesday October 28, 1997, the Hong Kong market index declined approximately fourteen percent, following the previous day's decline on the New York stock market. Later on Tuesday the 28th, the New York

markets rallied. Knowing that the Hong Kong market would rebound the next day, U.S. mutual funds invested in Hong Kong securities were faced with the dilemma whether to calculate NAV based on Tuesday's depressed closing prices in Hong Kong, or whether to calculate their NAV based on another method. Several mutual fund companies determined that the closing prices in Hong Kong did not represent "fair value" and used an alternate method to calculate NAV. Some investors (presumably market timers) who had expected to profit from the large price swings went so far as to complain to the SEC when Fidelity used fair value pricing.

74. On November 5, 1997 the Wall Street Journal published an article by Vanessa O'Connell describing some of the responses by mutual funds to the October market turmoil. *See Mutual Funds Fight the 'Market Timers,'* Wall St. J., 11/5/97, C1. For example, the article described a "stock-market correction trading activity" policy announced by the Dreyfus mutual funds immediately following the drop and subsequent rebound of stock prices on October 28, 1997, which permitted Dreyfus to take an additional day to complete exchanges placed by telephone during a "severe market correction" in order to prevent harm to those funds from market timing.

75. The SEC's investigation of fund companies' responses to the October, 1997, turmoil revealed that funds that used fair value pricing experienced less dilution than those that used market quotations. Further, the number of investors who attempted to take advantage of the arbitrage opportunity was "fairly large." *See* Barry P. Barbash, *Remembering the Past: Mutual Funds and the Lesson of the Wonder Years,* 1997 ICI Securities Law Procedures Conference (Dec. 4, 1997).

76. By 2001, academic research estimated that between February 1998 and March 2000 market timing caused dilution damages exceeding $420 million in a sample of only

approximately 20 percent of the international funds then available to U.S. investors. *See* Jason T. Greene & Charles W. Hodges, *The Dilution Impact of Daily Fund Flows on Open-End Mutual Funds*, Journal of Financial Economics 131 (July 2002).

77. One recent study estimated that U.S. mutual funds lose over $4 billion per year to timers. *See* Eric Zitzewitz, *Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds*, Journal of Law, Economics & Organization 19:2 (Fall 2003), 245-280.

78. By 2002 specialty firms began marketing fair value pricing programs to assist mutual fund companies in reducing arbitrage opportunity in international funds. These firms provide programs to mutual funds that eliminate arbitrage opportunity by bringing stale prices in international securities up to date as of the time when NAV is calculated. One firm, ITG, now offers a Fair Value Model providing "fair value adjustment factors for over 34,000 stocks in 43 markets outside the U.S." *See* http://www.itginc.com/research/fvm.html.

(7) Market Timing Arrangements

79. Most market timing (including substantially all late trading) in mutual funds took place through negotiated written or oral agreements giving market timers authority to trade certain amounts within a given mutual fund family or a number of fund families. The authority to time mutual funds is known as "capacity." Market timing became so widespread that many mutual fund advisers operated "timing desks" to service market timers.

80. Timers, the intermediaries, and the Funds' managers and advisers entered into ***specific negotiated agreements*** to permit timing of certain funds in a fund family, often with prominent financial institutions lending money to timers to effect the trading and monitoring the trades. Through the misuse of sophisticated computer equipment used for clearing mutual fund trades, market timing soon morphed into late trading, a practice which ***guarantees*** profits.

81. Mutual fund advisers, distributors, and their affiliates, whose fees are a percentage of fund assets, profited from capacity arrangements that encouraged market timing, as well as from timing "under the radar," by charging and collecting fees on the money deposited by market timers in the mutual funds.

82. Market timers frequently offered mutual advisers, distributors, and their affiliates static, non-trading assets, called "sticky assets," in exchange for the right to time. In other cases, timers simply moved their money between timed mutual funds and money market funds in the same fund family, thereby earning additional fees for the mutual advisers, distributors, and their affiliates.

83. As Stephen M. Cutler, the Director of the SEC's Division of Enforcement, testified on November 3, 2003 before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Government Affairs:[12]

> **About half of the fund groups appear to have some kind of agreement or arrangement with frequent traders:** 50% of responding fund groups appear to have one or more arrangements with certain shareholders that allow these shareholders to engage in market timing - *i.e.*, these shareholders have been given "market timing capacity." The market timing of persons with these arrangements appears to be inconsistent with the groups' policies, and in some cases, the fund groups' prospectus disclosures and/or fiduciary obligations. We are aggressively following up on these arrangements.

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[12] *Testimony Concerning Recent Commission Activity To Combat Misconduct Relating to Mutual Funds: Hearing Before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Governmental Affairs*, 108th Cong. (Nov. 3,2003) (testimony of Stephen M. Cutler, Director, Division of Enforcement, U.S. Securities & Exchange Commission). Mr. Cutler offered the same testimony on Nov. 4, 2003, before the *House Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises, Committee on Financial Services.*

> **Quid pro quo arrangements:** Although the information provided in this area is limited, it appears that many of the person proposing a special arrangements to get market timing space offered to invest so-called "sticky" or long-term assets in one or more funds in the complex. In most of the situations where sticky assts were discussed, the funds in which these assets were to be invested were not the same funds to be market timed by the person involved in the arrangement.

84. Market timers obtained capacity either directly through mutual fund advisers, distributors, and their affiliates, or indirectly through broker-dealers or other timers. Many fund families had "Anchor Brokers" or "Anchor Timers," who were designated broker-dealers or timers who had timing capacity agreements with a fund's adviser or its affiliates, and who doled out market timing "capacity" to timers.

85. Negotiated market timing arrangements often involved other financial institutions as participants in the timing schemes, and those financial institutions (such as banks and brokerage firms) had other business relationships with the mutual funds that encouraged the funds to accommodate the other financial institutions as well as the market timers.

86. Banks who financed market timing negotiated loans and swaps that provided market timers with leverage at exorbitant rates to time and late trade mutual fund shares as well as short equity baskets. The banks entered these financing arrangements knowing that the loans would be used for market timing, late trading, and short baskets. The financing consisted of loans for market timing and late trading, and swaps for shorting. The collateral for the loans were mutual fund shares, so the banks followed trading closely to ensure that their loans were fully secured. Under swap arrangements, the swaps are in the bank's name as account holder, in which event the market timer manages the money, pays interest to the bank, and keeps the profit.

87. Broker-dealers and other intermediaries who offered timing capacity received remuneration from both the mutual funds themselves and the market timers to whom they allocated capacity.

88. Distributors and other service agents who permitted timing also benefited by receiving increased fees based on the money deposited into the mutual funds for market timing purposes. Distributors often receive fees based on assets under management and may earn commissions on sales of fund shares. Such fees, known as "12b-1 Fees," are paid pursuant to a plan adopted by mutual funds under Rule 12b-1 promulgated by the SEC under the ICA for marketing and distributing mutual fund shares. Rule 12b-1 permits a mutual fund to pay distribution-related costs out of fund assets, provided that the fund adopts "a written plan describing all material aspects of the proposed financing of distribution," which must include an express finding that the fees paid will result in a net economic benefit to the funds. 17 C.F.R. ¶ 240.12b-1.

89. Intermediaries who facilitated market timing also received "wrap fees" from market timers. Wrap fees are customarily charged to investors as a single fee for a variety of investment services, such as commission trading costs and fees of an outside money manager. Wrap fees are charged as a flat percentage of assets rather than on a transaction-by-transaction basis. The name refers to the fact that these charges usually "wrap" a variety of investment services into a single fee – usually from 1 to 3 percent of assets. Broker-dealers who offered timing capacity to market timers often charged a percentage of assets that they termed a "wrap fee," even though the brokers did not generally give investment advice.

90. Typically, 12b-1 Fees are deducted from fund assets and paid to the fund's primary distributor, usually an affiliate of the adviser. Distributors usually pay a portion of those

12b-1 Fees to the broker-dealers who sell fund shares. The broker-dealers continue to receive 12b-1 fees for as long as their client's money is invested in the funds. However, broker-dealers who offered timing capacity often received 12b-1 Fees directly from the funds themselves, which were paid in addition to the 12b-1 fees paid to the mutual fund distributors.

91. Negotiated capacity arrangements by market timers also facilitated late trading through a variety of manipulative schemes. For example, market timers frequently traded through third parties, *i.e.*, broker-dealers or other intermediaries who processed large numbers of mutual fund trades every day through omnibus accounts where net trades are submitted to mutual fund companies *en masse*. By trading this way, market timers evaded detection of their activity amid the other trades in the omnibus accounts. This is one example of market timing "under the radar."

92. Timing under the radar is intended to avoid the "market timing police," a colloquial term used by market participants to describe persons employed by mutual funds ostensibly to detect and prevent market timing. Market timing police often ignored or did not prohibit negotiated market timing, or were instructed by their superiors that certain favored investors were exempt from the restrictions.

93. Brokers who assisted in timing under the radar employed a number of tactics to avoid detection and to continue their illicit activities if a fund took steps to prevent their timing activity. These tactics included: (a) using multiple account numbers, registered representative numbers, and branch numbers to conduct market timing trades; (b) creating and using two or more affiliated broker dealers; (c) using different clearing firms to clear trades; and (d) switching between mutual fund families. Some market timers employed these tactics directly, without relying on an intermediary broker.

Banc of America Securities LLC

94. Some time prior to late 1999, in order to facilitate late trading and timing of mutual funds by brokers and timers through BAS, BAS, in conjunction with ADP, which operates its "back office," created a special electronic trading system called "RJE" ("Remote Job Entry"), and colloquially referred to as "the box," which it provided to certain market timers and broker-dealers who acted as intermediaries for a large number of market timers.

95. RJE is an electronic mutual fund entry order system that could be installed in different locations and was directly hooked up to ADP through a modem. In effect, those who had the box became branches of BAS.

96. Those market timers and broker-dealers who received the box could enter mutual fund orders at 5:30 p.m., 7:00 p.m., or 7:30 p.m. Eastern Time directly into ADP's clearing system, and therefore had the capability to buy and sell mutual fund shares at the 4:00 p.m. closing price up to 3-1/2 hours later. BAS's standard system, called "MFRS," allowed trades to be entered as late as 5:30 p.m., but only if trade tickets were time stamped prior to 4:00 p.m.

97. The box allowed broker-dealers and others to circumvent BAS's standard system and the 4:00 p.m. deadline for buying and selling mutual fund shares at that day's prices, in violation of the forward pricing rule. 17 C.F.R. § 270.22c-1(a).

98. In addition, broker-dealers and others who had the box could "batch" mutual fund trades instead of executing them one at a time, which is the standard method of entering mutual fund orders through BAS. The "batching" capability allowed brokers and timers who had the box to enter mutual fund trades *en masse* after the 4:00 p.m. deadline at that day's prices.

99. Initially, the box was developed for use by the Broker-Dealer Services ("BDS") group of BAS and defendant Aurum, a broker-dealer who was known to be extensively involved in late trading and timing mutual funds. At the time the box was developed, BDS was not very

profitable, and it hoped to increase its margins by charging a per trade fee to brokers that had access to the box.

100. BAS installed the box in the offices of three broker-dealers who routinely late-traded and timed mutual funds on behalf of their clients and themselves. BAS gave the box to defendant Aurum in around late 1999 or early 2000, to defendant Trautman in or about early 2001, and to defendant Pritchard in early 2003. Each of these broker-dealers was charged $10 for each trade that was entered through the box.

101. BAS entered into clearing agreements with these brokers that, among other things, obligated them to comply with the securities laws. By virtue of these agreements, BAS sought to shift liability for its knowing violation of the forward pricing rule onto the broker-dealers.

102. BAS also installed the box in Canary's offices in or around the summer 2001, but did not charge any fee to Canary for orders placed through the box. Rather, the Private Client Services ("PCS") group of BAS provided the box free of charge to Canary, which was not a broker-dealer, as part of a special arrangement negotiated between Stern and Theodore Siphol III ("Siphol") of PCS, under which Canary was charged a wrap fee of 100 basis points (one percent) for late trading and timing funds offered by BOA and 50 basis points (0.5 percent) for late trading and timing funds offered by other mutual fund families.

103. On September 16, 2003, the SEC instituted an administrative proceeding against Siphol charging him with violations of the Securities Act of 1933, the Securities Exchange Act of 1934, the ICA, and the IAA for his role in enabling Canary to engage in late trading shares of

mutual funds offered by BOA and other mutual fund companies. The SEC charged Siphol[13] for his facilitation of Canary's late trading "manually" and through the box. As set forth in the SEC's order:

> *"Manual" Late Trading at BAS*
>
> 15. In or around May 2001, Canary began to late trade the Nations Funds. At first, Canary conducted its late trading "manually." In the manual stage, Canary was able to engage in late trading primarily because Sihpol and his team falsified BAS' books and records. Prior to 4:00 p.m. ET, a Canary trader would send Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or facsimile. Upon receipt, Sihpol, or a member of his team acting upon his instructions, would fill out an order ticket, time stamp it, and set it to one side until that evening. Thus, Sihpol created false order tickets that made it appear as if the orders had been received prior to 4:00 p.m. ET.
>
> 16. Sometime after 4:00 p.m. ET, a Canary trader would telephone Sihpol or a member of his team, and would either confirm or cancel the "proposed" trades. If confirmed, Sihpol's team would fax the order (with its pre-4:00 p.m. time stamp and no post-4:00 p.m. time stamp) to the clearing department for processing. As a result, Canary would receive that day's NAV. If Canary cancelled the "order," Sihpol or a member of his team would discard the ticket.
>
> *Late Trading Through BAS' Electronic System*
>
> 17. In the summer of 2001, BAS technicians installed the direct access system in Canary's offices. Through this system, Canary was able to enter its trades directly into BAS' clearing function until 6:30 p.m. ET.
>
> 18. After a Canary trader entered the trades directly into the system, the trader would print out a document confirming the trades and the time (after 4 p.m.) that the trades had been entered. The trader then faxed the document to Sihpol or a member of his team. The following day, Sihpol or a member of his team would use this document to reconcile Canary's trades. Once the trades

[13] Siphol was also indicted on 40 counts in connection with late trading at BOA, including a scheme to defraud in the first degree, grand larceny in the first degree, violation of the Martin Act, and falsifying business records in the first degree.

> were reconciled, Sihpol or a member of his team discarded the document.
>
> 19. From the summer of 2001 until the summer of 2003, Canary used the electronic system to late trade. Canary also late traded "manually" whenever there were technical problems with the electronic system. BAS technicians also installed a second direct access system in the residence of a Canary trader.
>
> 20. The electronic system enabled Canary to late trade with Nations Funds and in the many other mutual fund families with which BAS had clearing agreements. By using the electronic system, Canary was able to send orders directly to BAS' clearing function, circumventing the normal trading process in which each brokerage order must be properly documented, including the time the order was received.
>
> 21. Canary paid BAS a so-called "wrap fee" of one percent of the Canary assets in Nations Funds and one-half of one percent of the assets in other funds traded through the electronic link. Sihpol received a portion of this wrap fee. In addition, Canary agreed to leave millions of dollars invested in BAC proprietary mutual funds on a long-term basis. Canary also paid interest and other charges to BAS and its affiliates. Canary also paid fees for the installation and maintenance of the electronic system.

104. By March 2004, BOA admitted that, by allowing Canary and others to time and late trade mutual funds through its clearing platform, it caused harm not only to the Nations Funds, but to other mutual fund families as well:

> The Corporation has announced it will establish a restitution fund for shareholders of the Nations Funds who were harmed by Canary's late trading and market timing practices. In addition, the Corporation announced that it will provide restitution for shareholders of ***third party mutual funds who were harmed by any late trading activities by Canary that are found to have occurred through the Corporation*** in the event restitution is not otherwise available from Canary, its affiliates, its investors or from any other third parties.

BOA Form 10-K for Fiscal year 2003, filed March 1, 2004 (emphasis added).

105. On March 15, 2004, the SEC and the New York Attorney General announced a $675 million joint settlement in principle with BOA and Fleet in connection with their

involvement in late trading and market timing. BOA's monetary settlement was $375 million, comprised of restitution of $250 million and penalties of $125 million (and a fee reduction of $80 million over 5 years).

106. The SEC Press Release announcing the settlement in principle states that the $375 million "will be distributed to the mutual funds and their shareholders that were harmed as a result of market timing in Nations Funds and ***other mutual funds through Bank of America***." (Emphasis added). In the same release quoted Mark Schonfeld of the SEC as saying:

> This settlement is a new benchmark in mutual fund market timing and late trading. Bank of America not only permitted timing in its own funds, ***it provided the instruments for timing and late trading of numerous other funds through its broker-dealer. This settlement will ensure compensation for all victims of the harm that resulted and prevent this misconduct from happening again.***

107. BOA's Press Release announcing the settlement states that, "subject to further discussions with the Nations Board of Trustees," approximately $25 million "would go to Nations Funds shareholders" and the remainder to shareholders of other funds that were harmed by BAS' clearing of timing trades. Thus, ***BOA itself attributed $350 million of its $375 million monetary settlement to harm caused to other mutual fund families as a result of BAS' facilitation of late trading and market in other mutual fund families.***

108. In further recognition of BAS's misconduct in facilitating late trading through the box or otherwise, the BOA's settlement with the SEC and NYAG provides that BOA will exit the securities clearing business by the end of 2004.

109. Between late 1999 through 2003, BAS, either manually or by providing the box, allowed Aurum to late trade approximately $5.6 billion in third-party mutual funds, Trautman to late trade approximately $8.6 billion in third-party mutual funds, Canary to late trade $21.2

billion in third party mutual funds, and Pritchard to late trade approximately $4.9 billion in third party mutual funds.

110. Defendant BAS, by providing the box to the Aurum Defendants, Trautman and Pritchard facilitated their late trading and timing in the Funds, as follows:

Fund Name	**Number of Shares Purchased and Sold**	**Dollar Value of Purchases**	**Dollar Value of Sales**
Scudder Technology A	8,618,240	122,721,663	123,790,178
Scudder Intl A	582,591	21,459,955	21,687,505
Scudder Intl B	816,560	33,741,991	33,935,907
Scudder Dynamic Growth FD	523,590	4,381,010	4,450,849
Scudder Large Co Gr S	251,075	6,296,519	6,364,591
Scudder Blue Chip Fund-A	3,764,689	66,766,829	66,840,223
Scudder Tech Innov S	46,825	998,772	1,055,592
Scudder-Dreman s/c Value-A	2,629,181	51,339,209	51,389,887
Scudder Global Discov A	324,723	7,671,367	7,719,763
Scudder U.S. Govt. Secs A	1,382,591	11,972,311	12,010,980
Scudder Growth Fund-A	543,089	5,809,920	5,847,081
Scudder S&P 500 Idx S	285,893	4,519,114	4,547,055
Scudder Aggressive Gr A	106,019	1,469,362	1,495,673
Scudder Glb Op-US Bond Fd-A1	47,021	653,482	674,142
Scudder New Europe A	262,241	2,410,822	2,431,318
Scudder Global Disc S	163,877	3,689,752	3,702,332
Scudder GreatEuroGr S	45,291	1,077,431	1,079,641
Scudder Sel 1000 Gr S	10	100	103

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Scudder Select 500 S	8	100	101
Scudder 21st Cent Gr S	5	100	101
Scudder Sm Co Val S	5	100	101
Scudder Sh-Term Bd S	12	128	127
Scudder Latin Amer S	13,638	298,549	297,349
Scudder Income S	50,938	650,000	646,761
Scudder Hi-Yid Opp S	62,710	596,062	592,519
Scudder Lrg Co Val S	637,612	15,938,360	15,931,404
TOTAL:	21,158,433	$364,473,006	$366,491,283

[¶ 111 INTENTIALLY LEFT BLANK] -[ABE CHECK]

Canary

112. In or about summer 2001, as part of a package deal with BAS that included late trading and timing capacity in the Nations funds, financing for late trading and timing trades in Nations funds and other mutual funds, and unlimited capacity to late trade and time hundreds of other mutual funds, defendant BAS installed the "box," free of charge, at Canary's offices in Secaucus, New Jersey. The deal is memorialized in a letter dated May 1, 2001 by Stern to Siphol of BAS, in which, among other things, Stern writes:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than Matt [Augliero, a mutual fund clearing specialist at BAS] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP [i.e., the box], we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow

larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

113. Canary executed a total of $4,124,765 in late trading and timing trades in the Funds through a BAS box provided to Trautman.

Aurum, Trautman and Pritchard

114. As set forth above, the Aurum Defendants, Trautman and Pritchard were brokers/timers that had agreements with BAS that enabled them to late trade and time mutual funds through the BAS "box." These defendants late traded and timed mutual funds both for their clients, who bought and sold hundreds of millions dollars worth of mutual funds, and for their own accounts.

115. The Aurum Defendants, which had the box since about late 1999 or early 2000, late traded and timed the Funds, as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Scudder Technology A	8,387,922	120,722,728	121,715,390
Scudder Dynamic Growth Fd	523,590	4,381,010	4,450,849
Scudder Large Co Gr S	251,075	6,296,519	6,364,591
Scudder Blue Chip Fund-A	3,764,689	66,776,829	66,840,223
Scudder Tech Innov S	46,825	998,772	1,055,592
Scudder Dreman s/c Value-A	2,629,181	51,339,209	51,389,887
Scudder Growth Fund-A	543,089	5,809,920	5,847,081
Scudder S&P 500 Idx S	285,893	4,519,114	4,547,055
Scudder			

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Aggressive Gr A	106,019	1,469,362	1,495,673
Scudder U.S. Govt Secs A	262,691	2,246,008	2,246,188
Scudder Sel 1000 Gr S	10	100	103
Scudder Select 500 S	8	100	101
Scudder 21st Cent Gr S	5	100	101
Scudder Sm Co Val S	5	100	101
Scudder Sh-Term Bd S	12	128	127
Scudder Lrg Co Val S	637,612	15,938,360	15,931,404
TOTAL:	17,438,624	$280,498,358	$281,884,466

116. The Aurum Defendants late traded and timed the Funds on their own account, as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Scudder Dynamic Growth Fd	10,446	76,265	77,575
Scudder Growth Fund-A	178	3,300	3,298
Scudder Blue Chip Fund-A	1,942	41,086	40,660
Scudder Technology A	1,646	48,721	48,032

117. Trautman, which had the box since about early 2001, late traded and timed the Funds, as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Scudder Intl A	563,525	20,765,988	20,994,425
Scudder Intl S	816,560	33,741,991	33,935,907
Scudder Technology A	230,319	1,998,935	2,074,788
Scudder Global Discov A	324,723	7,671,367	7,719,763
Scudder U.S. Govt Secs A	1,035,503	8,988,302	9,028,654
Scudder Gib Op-US Bond Fd-A1	47,021	653,482	674,142
Scudder New Europe A	262,241	2,410,822	2,431,318
Scudder Global Disc S	163,877	3,689,752	3,702,332
Scudder GreatEuroGr S	45,291	1,077,431	1,079,641
Scudder Latin Amer S	13,638	298,549	297,349
Scudder Income S	50,938	650,000	646,761
Scudder Hi-Yid Opp S	62,710	596,062	592,519
TOTAL:	3,616,345	$82,542,681	$83,177,600

118. Trautman also late traded and timed the Funds on behalf of Canary, as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Scudder Intl S	39,989	1,436,563	1,469,340
Scudder Intl A	39,136	1,398,324	1,427,885
Scudder GreatEuroGr S	42,459	1,050,000	1,053,946
Scudder U.S. Govt Secs A	19,817	173,000	173,594
TOTAL:	141,401	$4,057,887	$4,124,765

119. Pritchard, which had the box since about early 2003, late traded and timed the Funds, as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Scudder Intl A	19,066	693,966	693,080
Scudder U.S. Govt Secs A	84,398	738,000	736,138
TOTAL:	103,464	$1,431,966	$1,429,218

120. The late trading and timing orders that were processed through the box consisted of both "under the radar" late trading and timing, and late trading and timing arranged between the Aurum Defendants, Trautman, and Pritchard, or their intermediaries, on the one hand, and mutual fund advisers, on the other hand. Upon information and belief, these defendants, or their intermediaries, received wrap fees for providing under the radar or negotiated late trading/timing capacity in mutual funds.

121. Even where late trading and timing was "under the radar," mutual fund advisers knew that funds were being timed by the sheer volume of asset turnover in the funds. One advantage to the brokers and timers that late traded and/or timed "under the radar" – as the Aurum Defendants, Trautman and Pritchard sometimes did – was that they avoided paying wrap fees to the mutual fund families. Where there was a negotiated timing arrangement with a mutual fund family, the defendants often shared wrap fees they received with the mutual fund family advisers.

[¶¶ 122 - 250 ARE INTENTIONALLY LEFT BLANK]

(8) <u>Impact of Market Timing</u>

251. Market timing and late trading are inconsistent with and inimical to the primary purpose of mutual funds as long-term investments. Mutual funds are marketed towards buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain market timers have been allowed to make frequent in-and-out trades to exploit the inefficiency of forward pricing and the cost structure of the mutual funds.

252. Market timing and late trading harm mutual funds, directly and indirectly, in a variety of ways. The types of adverse impact caused to mutual funds from market timing generally can be grouped into three categories: (a) Dead Weight, (b) Dilution, and (c) Concentration.

253. Dead Weight losses result from frequent transactions in mutual fund shares by market timers. Dead Weight harms not just the Funds targeted and traded by market timers, but also affects other funds in the same fund family that are not market timed.

254. Dead Weight includes, but is not limited to, the following:

(a) increased service agent fees, such as transfer agent, compliance administrator, custodian, portfolio accounting, shareholder servicing agent, adviser, auditor, and fund accounting fees, and other agency fees, all of which increase based on the frequency of transactions and thus increase with market timing;

(b) statement costs (including costs of printing and postage for statements of account activity) for account statements relating to market timers' trades;

(c) higher capital gains tax liability resulting from the sale of underlying securities to raise cash for redemption, including redemptions caused by investors who flee the fund after learning of the late trading and timing scandal;

(d) lost investment opportunity on cash that portfolio managers must hold in reserve to redeem market timers' shares that cannot be invested in furtherance of the funds' investment strategies and objectives;

(e) inefficient trading in the Funds' underlying portfolio securities when investment advisers must buy or sell securities at inopportune times (*e.g.*, buying shares of stock in a rising market or selling them in a declining market) to cover market timers' trades (as well as to cover the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal);

(f) transaction costs for transactions in the Funds' underlying portfolio securities that result from market timing (as well as from the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal), which include bid-ask spreads and brokerage fees;

(g) interest on borrowing to maintain the mutual funds' position in the underlying portfolio securities; and

(h) increased expenses for fixed costs (including trustee or director expenses) resulting from shareholder redemptions from mutual fund families implicated in the scandal.

255. Market timing lowers the expected returns of mutual funds by restricting the amounts the fund portfolio managers are able to invest in furtherance of their investment strategies. Because the money deposited into mutual funds by market timers is not expected to remain in the funds for long periods of time but is deposited and redeemed frequently, portfolio managers must keep greater uninvested cash balances in the funds than would be required to meet ordinary redemption demand in the absence of market timing. With less cash available to invest, the net return on all fund assets (including the transient cash deposited by market timers)

is lower than it would be otherwise if the managers were able to fully invest the money deposited by market timers.

256. Dead Weight harms not only the funds that are timed, but can also harm non-timed funds. Non-timed funds are harmed by market timing when timing increases costs that are shared by timed and non-timed funds within the same fund family. Certain costs, for example custodian fees, are shared by all funds in a mutual fund family. Market timing in one fund can cause an increase in these costs, which is then spread across all funds in the fund family. This is true regardless of whether those fees are calculated on a transactional basis or as a percentage of assets in the funds. If fees are calculated on a transactional basis, the costs are increased directly. If fees are calculated as a percentage of assets, the relevant service agent must charge a higher percentage of assets when the agreement is renegotiated in a subsequent year in order to compensate for predicted future transactions. Any service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and are shared among multiple funds cause damage to timed-funds and non-timed funds alike.

257. Non-timed funds were also harmed by increased expense ratios resulting from market timing when large numbers of innocent investors redeemed their shares in the wake of the scandal. Fixed costs, such as director's fees, are shared among funds and are accrued daily. When large numbers of investors redeemed their shares after discovering that the funds were implicated in the market timing scandal, the assets of the funds shrank and the fixed costs became a greater burden.

258. Dead Weight is exacerbated when timing occurs in international and small capitalization funds because the underlying securities tend to be the most expensive to trade due to high bid-ask spreads.

259. In addition to exposing mutual funds to Dead Weight, market timers who purchase mutual fund shares on the expectation of a short-term price rise and redeem those shares at a profit also dilute the fund's assets. When a timer purchases based on an anticipated rise in the prices of the underlying securities, the portfolio manager cannot invest the timer's cash before the price of those securities rises. The timer therefore pays less than the true value of the fund share. When the underlying securities increase in price (as anticipated), the fund's NAV increases and the timer participates in this "unearned appreciation." The timer's unearned appreciation results in dilution of the fund's NAV dollar for dollar.

260. Dilution occurs when a market timer buys a mutual fund that has a stale price incorporated into its NAV, such as a fund invested in Japanese securities that calculates NAV based on information that is fourteen hours old. Dilution is compounded because the market timer repeatedly purchases mutual fund shares at a NAV that does not accurately reflect the value of the underlying securities.

261. Late trading in particular dilutes the assets of a mutual fund. When a market timer places an order to purchase mutual fund shares after the 4:00 p.m. close of the financial markets, the price at which the order should be executed is the following day's higher NAV. However, late traders are able to purchase the fund shares at the current day's lower NAV, thus reducing the purchase price for the shares and depriving the funds of the NAV appreciation between the two days. Late traders recapture this saving in the form of increased profits when they subsequently redeem their mutual fund shares.

262. Dilution occurs because the fund manager cannot invest the timer's cash at the stale price on which the NAV was calculated. In order to do so, in the example of Japanese securities, the fund manager would have to invest the timer's cash fourteen hours prior to

knowing what trade is needed. The timer's cash is either invested in the underlying securities at the next day's non-stale price, or else held in cash, but in both cases the timer receives a proportionate share of the increase in NAV that results from the rising value of the underlying securities even though the timer's money was not invested when the value of the underlying securities increased. Since the timer's money is either invested at a non-stale price or held in cash, it causes a dilution of NAV across all of the fund's shares.

263. Concentration occurs when a market timer sells shares of the fund just prior to a negative price movement in the underlying securities. The exploitation of the down turn in the market is the reversal of the exploitation of the up turn in the market in dilution. The fund manager cannot liquidate the underlying securities prior to the next-day drop in prices, and instead must sell those securities at the reduced prices. Therefore, the market timer is able to redeem shares based on a stale, inflated NAV, which concentrates the negative returns to the existing fund shares the next day.

B. Fund Family Specific Facts

(1) The Scudder Funds

264. Deutsche Asset Management promotes itself as a leading global investment management firm, boasting of "80 years of experience managing mutual funds and . . . a full range of investment advisory services to institutional and retail clients." Deutsche Asset Management further represents that its "well-resourced global investment platform brings together a wide variety of experience and investment insight across industries, regions, asset classes and investing styles." With its recent acquisitions Deutsche Asset Management has become one of the largest mutual fund sponsors, with a diverse family of globally distributed mutual funds.

265. Each of the Scudder Funds and master funds has a board of directors or trustees which is responsible for governing each respective fund. The directors or trustees serve for an indefinite term. Each trustee's or director's term of office extends until the next shareholder's meeting called for the purpose of electing trustees or directors and until the election and qualification of a successor, or until such Trustee sooner dies, resigns or is removed as provided in the governing documents of the fund.

266. Each board has, at a minimum the following committees:

(a) Audit and Compliance Committee, which selects the independent registered public accounting firm for each Fund, confers with the independent registered public accounting firm regarding the Fund's financial statements, the results of audits and related matters, and performs such other tasks as it deems necessary or appropriate;

(b) Nominating and Governance Committee, which consists of all of the purportedly independent members of the board and is responsible for make recommendations to the Board on issues related to the composition and operation of the Board, and communicate with management on those issues. The Nominating and Governance Committee also evaluates and nominates Board member candidates; and

(c) Valuation Committee, which is authorized to act for the Board of Trustees in connection with the valuation of securities held by the Funds in accordance with each Fund's Valuation Procedures.

267. Each of the Scudder mutual funds has a common form Investment Management Agreement or Advisory Agreement ("Advisory Agreement") with either DeIM, DeAM, ICCC or DeAMIS (hereafter referred to as the "Adviser") by which one of the four serves as Adviser to each of the Scudder mutual funds. The Advisers used standard form Advisory Agreements with

substantially similar terms. Each of these Advisory Agreements is for an initial term of two year and is renewable annually through a majority vote of a majority of the "disinterested" members of the board of directors thereafter.

268. Under the terms of each of the Advisory Agreements, the Adviser is paid a fee consisting of a percentage of the net assets of the respective fund under management. Thus, the advisory fee paid to the Adviser under the form Advisory Agreements increased in direct proportion to any increase in daily net asset values. Pursuant to these agreements, the Adviser received the following fees from the Scudder Funds in 2002 and 2003:

Year	Management	Administrative	Total
2003	$379,134,264	$130,840,076	$509,974,340
2002	$319,134,264	$130,840,076	$449,974,340
2001	$355,262,891	$130,091,138	$485,354,029
2000	$371,772,225	$83,650,838	$455,423,093
TOTAL:	**$1,425,303,674**	**$475,422,128**	**$1,900,725,802**

269. Each of the form Advisory Agreements requires the Adviser to fulfill its advisory functions in full compliance with state and federal law, corporate governance documents, and Fund policies and procedures with all reasonable effort and diligence. By way of example, the form DeIM Advisory Agreement[14] provides:

> ***As manager of the assets of the Fund, you shall provide continuing investment management of the assets of the Fund in***

[14] A sample of this agreement can be found in the Post-Effective Amendment to the Prospectus for the Scudder Blue Chip Fund filed 01/31/03 (Edgar shows it as 485BPOS it is exhibit 3)

> *accordance with the investment objectives, policies and restrictions set forth in the Prospectus and SAI; the applicable provisions of the 1940 Act and the Internal Revenue Code of 1986, as amended, (the "Code") relating to regulated investment companies and all rules and regulations thereunder; and all other* applicable *federal and state laws and regulations of which you have knowledge; subject always to policies and instructions adopted by the {Trust's}{Corporation's} Board of {Trustees} {Directors}. In connection therewith, you shall use reasonable efforts to manage the Fund* so that it will qualify as a regulated investment company under Subchapter M of the Code and regulations issued thereunder. The Fund shall have the benefit of the investment analysis and research, the review of current economic conditions and trends and the consideration of long-range investment policy generally available to your investment advisory clients.(Emphasis added)

Similarly the DeAM form Advisory Agreement[15] provided:

> Compliance with Applicable Requirements. In carrying out its obligations under this Agreement, the [Adviser] [Sub-Adviser] shall at all times conform to: (a) all applicable provisions of the 1940 Act and any rules and regulations adopted thereunder; (b) the provisions of the Registration Statement of the Trust on behalf of a Series under the 1933 Act and the 1940 Act; (c) the provisions of the Declaration of Trust; (d) the provisions of the Trust Agreement; and (e) any other applicable provisions of state and federal law.

270. The form Advisory Agreements between the Scudder Funds and the Adviser also authorized the appointment of a sub-Adviser, including the use of companies and entities which were affiliates of the Adviser. The Advisory Agreement, however, expressly stated that the delegation did not relieve the Adviser of its duties and obligations and all sub-advisory fees would be paid by the Adviser. An example of the terms with regard to sub-Advisers is found in the form DeIM Advisory Agreement as follows:

---

[15] A sample of this agreement can be found in the Post-Effective Amendment to the Prospectus for the Scudder Adviser Funds filed 11/27/02 (Edgar shows it as 485BPOS it is exhibit 3).

> Subject to the prior approval of a majority of the members of the Fund's Board of {Trustees}{Directors}, including a majority of the Trustees/Directors who are not "interested persons," as defined in the 1940 Act, you may, through a sub-advisory agreement or other arrangement, delegate to any other company that you control, are controlled by, or are under common control with, or to specified employees of any such companies, or to more than one such company, to the extent permitted by applicable law, certain of your duties enumerated in section 3 hereof; provided, that ***you shall continue to supervise the services provided by such company or employees and any such delegation shall not relieve you of any of your obligations hereunder.*** (Emphasis added)

Likewise, the DeAM form Advisory Agreement, with respect to sub-Advisers provides:

> Subject to the prior approval of a majority of the members of the Board of Directors, including a majority of the Board of Directors who are not 'interested persons,' as defined in the 1940 Act, the Advisor may, through a sub-advisory agreement or other arrangement, delegate to any other company that the Advisor controls, is controlled by, or is under common control with, or to specified employees of any such companies, or to more than one such company, to the extent permitted by applicable law, certain of the Advisor's duties enumerated in Section 3 hereof, and may adjust the duties of such entity, the portion of portfolio assets of the Series that such entity shall manage and the fees to be paid to such entity, subject to the prior approval of the members of the Board of Directors who are not 'interested persons,' as defined in the 1940 Act; ***provided, that the Advisor shall continue to supervise the services provided by such company or employees and any such delegation shall not relieve the Advisor of any of its obligations hereunder.*** (Emphasis added)

271. Each of the form Advisory Agreements provides that the Agreement may be terminated without penalty on 60 days' written notice by a vote of a majority of the Fund's outstanding voting securities or by a vote of a majority of the Fund's Directors, or by the Adviser on 60 days' written notice. Nevertheless, even upon disclosure of the rampant timed and late trading practices perpetrated by the Scudder Defendants, not one of the Boards of any of the Scudder Funds ever terminated that Fund's Management Agreement with DeIM, DeAM, ICCC or DeAMIS.

272. Nevertheless, after revelation of the admitted timing and late trading orchestrated by the Scudder Defendants, along with the "significant deficiency" in internal accounting policies and procedures which allowed the Advisers, acting as Adviser or administrator, to improperly charge Funds for printing, legal and accounting services, the board of each of the Scudder Funds has voted to extend the Management Agreement with the Adviser. In the Scudder Funds' annual report filed with the SEC, the Scudder Defendants and the Trustee Defendants have stated:

> In approving the continuation of each Fund's investment advisory agreement, the Board, including the Independent Trustees, carefully considered (1) the nature and quality of services to be provided to Fund; (2) the Advisor's compensation and profitability for providing such services; (3) the indirect costs and benefits of providing the advisory services; (4) the extent to which economies of scale are shared with each Fund through breakpoints or otherwise; and (5) comparative information on fees and expenses of similar mutual funds. Specifically, the Board considered the fact that the Advisor benefited, at least indirectly from certain securities lending, custody and brokerage relationships between each Fund and affiliates of the Advisor (and that the Board received information regularly about these relationships). The Board also considered the nature and extent of benefits that the Advisor received from (i) arrangements to sweep Funds' excess cash at the end of the day into an affiliated money market fund and (ii) the brokerage and research services it received from broker-dealers who executed portfolio transactions for each Fund. After requesting and reviewing such information as they deemed necessary, the Board concluded that the continuance of the advisory agreement was in the best interests of each Fund and its shareholders.

This canned explanation of the reasons for approving the extension is virtually identical to explanations given each year prior to the revelation of the Scudder Defendants' fraudulent scheme.

273. During the relevant period, the Scudder Funds also entered into a form Administrative Agreement, pursuant to which DeIM, DeAM, DeAMIS or ICCC agreed to

provide or pay others to provide substantially all of the administrative services required by each of the Scudder Funds (other than those provided by the Adviser under its Management Agreement with the Fund, as described above) in exchange for the payment by each class of the Fund of an administrative services fee calculated as a percentage of the average daily net assets for each class. Thus, the administrative fee paid to the Adviser under the form Administrative Agreements increased in direct proportion to any increase in daily net asset values.

274. Despite the existence of these Administrative Agreements with the Scudder Funds for which the Adviser was paid a percentage of the daily net asset value for each Fund to supply administrative services, in March, several Scudder Funds filed semiannual reports that disclosed that they had identified "issues" related to their expense payment and accrual processes. Those funds did not at that time classify the findings as deficiencies.

275. Nevertheless, beginning in April, 2004 with Scudder Investments Funds, Investment Trust, Scudder Securities Trust, and Value Equity Trust, and in the months following for other Scudder Funds, the Trustee Defendants, disclosed in semiannual reports filed with the SEC that:

> Fund management has previously identified a significant deficiency relating to the overall fund expense payment and accrual process. This matter relates primarily to a bill payment processing issue.

According to published reports, an audit conducted by an outside auditing firm discovered that routine expenses, such as printing, accounting and legal expenses were improperly charged to the respective Funds. This admitted "significant deficiency" in internal controls and procedures necessitated discussions among the audit committees and outside auditors and required the adoption additional procedures to improve their internal controls.

276. Each of the Scudder Funds also entered into a form Distributorship Agreement with SDI, an indirectly wholly owned subsidiary of Deutsche Bank, whereby SDI acted as the principal underwriter and distributor of shares of each of the Scudder Funds. Under the form Distributorship Agreement, SDI was paid the sales charges or "loads" paid by investors for the purchase of funds and all distributorship fees collected under the distributorship services agreement adopted by each of the respective funds under Rule 12b-1. The distributorship fees collected by SDI under Rule 12b-1 agreements consisted of a percentage of the daily average net assets under management for each class of shares for which the Fund had adopted a 12b-1 plan. Thus, the 12b-1 fees paid to SDI under the form distributorship agreements increased in direct proportion to any increase in daily net asset values of the Funds. Pursuant to these Agreements, SDI, and indirectly the Adviser and Deutsche Bank, received the following compensation from the Scudder Funds in 2002 and 2003:

Year	12b-1
2003	$56,595,783
2002	$55,739,940
2001	$69,345,739
2000	$66,397,547
TOTAL:	**$248,079,009**

277. Pursuant to a separate form Service Agreement between the Scudder Funds and SDI, at relevant times, SDI provided information and administrative services ("Service Fee") to Class A, B and C shareholders for a percentage of average daily net assets for each such class. SDI in turn had various agreements with financial services firms that provided these services and paid these fees based upon the assets of shareholder accounts the firms service. Thus, the Service Fees paid to SDI under the form Service Agreements increased in direct proportion to any increase in daily net asset values of the Class A, B, and C shares of each of the funds.

Scudder Defendants' Statements and Policies Concerning Late Trading and Market Timing

278. Through each Fund's public filings, the Advisers, the Scudder Defendants and the Trustee Defendants represented that they had strict policies with regard to late and timed trading. By failing to enforce and/or follow these regulations and policies with each of the Funds prohibiting late and timed trading, the Adviser, the Scudder Defendants and the Trustee Defendants allowed and encouraged select investors to rapidly buy and sell Scudder Funds, the very funds that defendants had the fiduciary duty to oversee and protect from such malfeasance, in a manner represented in the Scudder Funds' prospectuses. As detailed below, the conduct continued for a substantial period of time and had a significant and material impact upon each of the Scudder Funds.

279. Throughout the relevant period the Scudder Funds publicly maintained an excessive trading policy which limited the number of share exchanges a customer could engage in. Typical of such prohibitive language is the following boilerplate language from a Scudder Fund prospectuses:

> **Exchanges are a shareholder privilege, not a right**: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the order for the other fund, particularly when there appears to be a pattern of "market timing" or other frequent purchases and sales. We may also reject or limit purchase orders for these or other reasons. However, there is no assurance that these policies will be effective in limiting the practice of market timing in all cases.
>
> (Emphasis in original)

280. The prospectuses for the Scudder Funds also contained the following form language stating that orders received after 4:00 p.m. would be receive the following days NAV, effectively prohibiting late trading:

> Purchases will be filled at the net asset value per share next computed after receipt of the application in good order. The net asset value of shares of each Fund is calculated at 4:00 p.m. Eastern time or the close of business on each day the New York Stock Exchange (the "Exchange") is open for trading. ***Orders received after the close of regular trading on the Exchange will be executed at the next business day's net asset value.*** If the order has been placed by a member of the NASD, other than the Distributor, it is the responsibility of the member broker, rather than the fund, to forward the purchase order to (the "transfer agent") in Kansas City by the close of regular trading on the Exchange. (Emphasis added)

281. Moreover, some Scudder Funds include short-term redemption fees to discourage short-term trading. For example, the February 28, 2003 Scudder International Select Equity Fund Prospectus states:

> The Scudder International Select Equity Fund may charge a **2.00% short-term redemption fee** of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. **This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class shares and facilitate portfolio management.** (Emphasis in Original)

Identical boilerplate language was contained in prospectuses for other Scudder Funds imposing a 2% short-term redemption fee. Prospectuses for other Scudder Funds also provided for a 2.00% "short-term redemption/exchange fee" although the rationale for such was not provided, including the February 7, 2003 prospectus for Scudder Greater Europe Growth Fund, Scudder Latin America Fund, and Scudder Pacific Opportunities Fund.

282. In addition to the short-term redemption fees imposed in certain Scudder Funds, the Scudder Defendants awareness that short-term trading is harmful to the Scudder Funds, and the facilitation and active engagement in such trading a violation of its fiduciary duties, is implicated in the ethics code that applied to the Scudder Defendants. The Deutsche Asset

> Purchases will be filled at the net asset value per share next computed after receipt of the application in good order. The net asset value of shares of each Fund is calculated at 4:00 p.m. Eastern time or the close of business on each day the New York Stock Exchange (the "Exchange") is open for trading. ***Orders received after the close of regular trading on the Exchange will be executed at the next business day's net asset value.*** If the order has been placed by a member of the NASD, other than the Distributor, it is the responsibility of the member broker, rather than the fund, to forward the purchase order to (the "transfer agent") in Kansas City by the close of regular trading on the Exchange. (Emphasis added)

281. Moreover, some Scudder Funds include short-term redemption fees to discourage short-term trading. For example, the February 28, 2003 Scudder International Select Equity Fund Prospectus states:

> The Scudder International Select Equity Fund may charge a **2.00% short-term redemption fee** of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. **This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class shares and facilitate portfolio management.** (Emphasis in Original)

Identical boilerplate language was contained in prospectuses for other Scudder Funds imposing a 2% short-term redemption fee. Prospectuses for other Scudder Funds also provided for a 2.00% "short-term redemption/exchange fee" although the rationale for such was not provided, including the February 7, 2003 prospectus for Scudder Greater Europe Growth Fund, Scudder Latin America Fund, and Scudder Pacific Opportunities Fund.

282. In addition to the short-term redemption fees imposed in certain Scudder Funds, the Scudder Defendants awareness that short-term trading is harmful to the Scudder Funds, and the facilitation and active engagement in such trading a violation of its fiduciary duties, is implicated in the ethics code that applied to the Scudder Defendants. The Deutsche Asset

Management Code of Ethics, which applies to all Scudder Defendants, requires, among other regulations:

> There must be no conflict, or appearance of conflict, between the self-interest of any employee and the responsibility of that employee to Deutsche Bank, its shareholders or its clients.
>
> Employees must never improperly use their position with Deutsche Bank for personal or private gain to themselves, their family or any other person.
>
> * * *
>
> Restrictions
>
> D. Short-Term Trading
>
> * * *
>
> Deutsche Bank generally discourages short-term trading strategies, and employees are cautioned that such strategies may inherently carry a higher risk of regulatory and other scrutiny. In any event, excessive or inappropriate trading that interferes with job performance, or compromises the duty that Deutsche Bank owes to its clients and shares, will not be tolerated.

283. In the face of such policies and their fiduciary duties, the Scudder Defendants knowingly, deceptively permitted and actively facilitated market timing, by engaging in such self-dealing activity and by continuing such relationships with offending individuals to allow them to conduct late trading and/or market timing on the Scudder Funds to the detriment of the Scudder Funds.

284. In a filing with the Securities and Exchange Commission on January 12, 2004, Deutsche Asset Management disclosed that Scudder Investments had identified a frequent-trading agreement with an outside investment advisory firm in Scudder Funds. The discovery occurred while conducting an internal investigation **at the behest** of regulators who had issued Deutsche Asset Management subpoenas in November 2003 as part of the regulators ongoing probe of trading abuses.

285. A typical example of the disclosure is the following made in a Revised Prospectus filed on January 12, 2004, for the Scudder European Equity Fund, among others:

> Regulatory Update. As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds – including trading by clients, employees and ex-employees. Market timing refers generally to the frequent trading in and out of mutual funds shares in order to take advantage of pricing inefficiencies.
>
> Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies. We are currently investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your funds board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.
>
> The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information.

286. In a separate media statement, Deutsche Asset Management stated, "As part of a review that is not yet complete, Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of funds."

287. The injury to the Scudder Funds was not limited to the Funds in which there was admitted timed trading. Rather, these disclosures severely damaged and injured the reputation of each of the Scudder Funds, including the Funds where defendants did not admit to timed trading. For example, Greg Carlson, analyst with Morningstar Inc., reported to investors that "Scudder is involved, but Scudder Small Company Fund specifically isn't involved." Nevertheless, Carlson

went on to warn: "However, we are recommending that because of the scandal people shouldn't send any new money to the Scudder offerings."

288. Despite the promise to conduct a thorough investigation, over one year after they admitted they had been notified of the timing and late trading practices set forth above, the Trustee Defendants admitted they were no closer to uncovering the full extent of the scheme or in formulating a plan to redress the damages to the Scudder Funds. As late as September 2004, in form language for the litigation section of the Semi-Annual Reports for the Scudder Funds filed with the SEC supplementing prospectuses, the Scudder Fiduciary Defendants continued to state:

> Since at least July 2003, federal, state and industry regulators have been conducting ongoing inquiries and investigations ("inquiries") into the mutual fund industry, and have requested information from numerous mutual fund companies, including Scudder Investments. We are unable to determine what the outcome of these inquiries will be or what the effect, if any, would be on the funds or their advisors. Publicity about mutual fund practices arising from these industry-wide inquiries serves as the general basis of a number of private lawsuits against the Scudder funds. These lawsuits, which previously have been reported in the press, involve purported class action and derivative lawsuits, making various allegations and naming as defendants various persons, including certain Scudder funds, Deutsche Asset Management ("DeAM") and its affiliates, certain individuals, including in some cases fund Trustees, and other parties. DeAM has undertaken to bear all liabilities and expenses incurred by the Scudderfunds in connection with these lawsuits, or other lawsuits or regulatory actions that may be filed making allegations similar to these lawsuits regarding fund valuation, market timing, revenue sharing or other subjects of the pending inquiries. Based on currently available information, DeAM believes the likelihood that the pending lawsuits will have a material adverse financial impact on a Scudder fund is remote and such actions are not likely to materially affect its ability to perform under its investment management agreements with the Scudder funds.

[¶¶ 289 - 500 ARE INTENTIONALLY LEFT BLANK]

V. DEMAND FUTILITY ALLEGATIONS

501. The allegations concerning demand futility do not apply to claims asserted by the plaintiffs under Section 36(b) of the ICA, which does not confer a direct right upon the Funds or the Trusts to bring such claims.

502. Plaintiffs have not made a demand upon the Directors or Trustees of the Funds to bring action against the Adviser, the Distributor, the officers of the Funds, or any other culpable parties because doing so is excused or would be futile for the reasons set forth below.

(a) No demand is required with respect to plaintiffs' claims under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with compensation and other payments of a material nature to the Adviser Defendants or their affiliates.

(b) The Directors or Trustees are put into office by officers of the Funds or the Adviser, and are not required to stand for election or reelection by shareholders of the Funds except on rare occasions, and thus are not accountable to the shareholders of the Funds. Rather, the Directors or Trustees effectively serve at the pleasure of the Adviser. Additionally, the Directors or Trustees serve on the boards of dozens of the Funds of the Fund Family, and are paid for this service with substantial Trustees' or Directors' fees and lucrative retirement benefits, in magnitudes that are sufficient to influence them to act in the interest of the Adviser when the interests of the Adviser may conflict with the interests of the Funds.

(c) The Directors or Trustees have been well aware, for a very long period of time, of the existence of the types of activity complained of in this action, and of the potential that such activity might have been taking place in the Fund, yet have failed to investigate or to do anything to recover for damages caused to the Fund by such activities. Indeed, despite the

Trustees' or Directors' awareness of investigations by state and federal law enforcement authorities, and of the legal actions that have been brought by such authorities, the Directors or Trustees have failed to take any action to investigate and have failed to take any action to recover for the Fund the damages cause to it by such unlawful activity.

(d) Market timing is a phenomenon that has been common knowledge in the mutual fund industry at least since the 1980s. As early as 1989, the high-profile mutual fund company Fidelity Investments began to impose and enforce heavy redemption fees on short term trades in its mutual fund shares. In 1992, a widely-publicized book entitled *The New Market Wizards* focused attention on market timing.

(e) Since at least as early as November 5, 1997, when an article appeared in THE WALL STREET JOURNAL entitled *"Mutual Funds Fight the 'Market Timers,'"* the unlawful practices complained of have been well-known to persons in the mutual fund industry, including the Directors or Trustees of the Funds. That article detailed the prevalence of market timing in major mutual funds, the types of harm that such activity visited upon the mutual funds, and the types of measures that some mutual funds had taken and were taking in order to discourage or prevent such market timing altogether.

(f) As stated in an article printed in FORTUNE on April 19, 2004, "Clearly, by 2001 everyone connected with the fund industry had to know how crooked the business had become." *See The Secrets of Eddie Stern*, FORTUNE (April 14, 2004). The article also noted that after the current mutual fund scandal broke, the SEC surveyed 88 of the largest fund companies and discovered that half admitted to allowing market timing, and 25 percent allowed late trading.

(g) Even though the Directors or Trustees have (or should have) had knowledge of the existence and extensiveness of unlawful market timing taking place in the industry, and of the harm that results to mutual funds and fund shareholders, the Directors or Trustees either have failed to take action, despite their knowledge, with respect to such practices in connection with the Funds or they have failed to put in place the proper supervision and control mechanisms that would have brought the existence of such unlawful practices in the Funds to their attention.

(h) Under Section 15(c) of the ICA, 15 U.S.C. § 15(c), the Directors or Trustees have and had an express duty "to request and evaluate ... such information as may reasonably be necessary to evaluate the terms" of any investment advisory contract with respect to the Fund. In this case, the Directors or Trustees have and had a duty to obtain all information regarding all arrangements of the Adviser that related to the Adviser's management agreement, including all terms and conditions applicable to the Adviser's performance of its duties. Any terms, conditions, or arrangements whereby the Adviser facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading are and were, in fact, part of the Adviser's contract.

(i) Alternatively, any such arrangements are and were, at minimum, among the information "reasonably necessary to evaluate the terms of" the Investment Adviser's contract, within the meaning of Section 15(c) of the Investment Company Act. Consequently, the Directors or Trustees either failed to request all of the "reasonably necessary" information they needed to evaluate the Adviser's contract or they knew about or approved such arrangements with respect to the Fund.

(j) Indeed, given the Trustees' or Directors' knowledge of the prevalence and commonplace nature of late trading and market timing in the mutual fund industry, it was incumbent upon the Directors or Trustees to take the obvious, prudent measure of implementing some kind of audit system or program that would enable them to discover all aspects and all components of the advisory contract with respect to the Funds. Had the Directors or Trustees done this, they would have become aware of the existence of the specific late trading and market timing arrangements in place with respect to such funds. However, the Directors or Trustees failed to put any such necessary system or program in place, thus subjecting themselves to a substantial risk of personal liability for breach of their fiduciary duty because of their gross negligence, and rendering themselves incapable of being able to impartially consider a shareholder demand, thereby compromising their independence.

(k) The Trustees' or Directors' duties required them independently to act without a demand from a shareholder under the circumstance of this action. Their duties did not and do not come into play only when "kick-started" by a shareholder demand. The Trustees' or Directors' fiduciary duties apply and applied at all times to require them to act in the best interest of the Funds, to protect the Funds from harm, and to recover damages for the Funds when the Funds have been harmed.

(l) On September 3, 2003, the NYAG commenced the NYAG Complaint, thus bringing the market timing and late trading scandal to the attention of the world. Before and after the commencement of the NYAG Complaint, state and federal regulators notified mutual funds of an investigation into market timing and late trading. Since the NYAG Complaint was filed, state and federal regulators have entered into consent enforcement actions with at least six different mutual fund families, representing recoveries of civil penalties and recoveries in excess of $2 billion. The regulators' investigation, the filing of the NYAG Complaint, and the subsequent enforcement actions have highlighted the existence of market timing and late trading as well as the magnitude and severity of the scandal throughout the mutual fund industry. No

Director or Trustee could claim to be ignorant of the market timing and late trading scandal since September 3, 2003. Despite that, however, the Directors or Trustees have failed to take any action against the Adviser, the Distributor, or any persons responsible for causing harm to the Funds by market timing or late trading.

(m) The purpose of a demand requirement is to bring matters to the attention of the Directors or Trustees so that they can determine what action, if any, to take regarding the matter about which the demand is made. Here, the Directors or Trustees ***already are aware*** of the matters about which they should take action to recover damages for harm to the Funds caused by market timing and late trading. Since the Directors or Trustees are already aware of the matters requiring their action, and of their duty to act, any demand under these circumstances would be nothing but redundant surplusage and would serve as nothing but an unnecessary formality that would elevate form over substance.

(n) Because the Directors or Trustees have failed for a lengthy time period to take action to recover for the Fund the damages it has suffered because of market timing and late trading, doing so at this point would be tantamount, from their perspective, to an admission that earlier action on their part was required but not forthcoming, thereby subjecting themselves to a substantial likelihood of personal liability for breach of their duty of care.

(o) Given the Trustees' or Directors' awareness of the foregoing facts, and their demonstrated failure to act in the face of their knowledge of those facts, there is, at minimum, a reasonable doubt as to whether they would be independent and disinterested in responding to a demand. Moreover, given the egregiousness of the Trustees' or Directors' failure of oversight as outlined above, there is, at minimum, a substantial likelihood that they will be subject to personal liability for inadequate oversight of the officers and employees of the

Funds. This exposure to a substantial likelihood of personal liability prevents the Directors or Trustees from being able to consider a demand impartially, if one had been made.

(p) The likelihood of personal liability is even more pronounced in the case of those Directors or Trustees who served on the Audit Committee of the Funds, since those members had easy access to the internal documents that revealed the market timing and late trading that harmed the Funds yet they took no steps to prevent such activity or to recover damages that the Funds suffered on account of such activity.

(q) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by Deutsche Asset Management, and thus owe their positions as well as their loyalties solely to Deutsche Asset Management and lack sufficient independence to exercise business judgment. Because the trustees and directors oversee 48 separate funds, at a minimum, the Trustees derive substantial revenue and other benefits for their services as set forth above.

(r) Finally, demand is excused because such demand would be futile since the unlawful acts and practices alleged herein have been the subject of an intense investigation by the SEC, the New York Attorney General and numerous other state regulators. In addition, the Trustees and DEIM acknowledge that they have been aware of the illicit conduct alleged herein as early as 2003. Consequently, the Trustees already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Scudder Funds. Moreover, the Scudder Defendants' lackadaisical response as demonstrated by the Trustees and DEIM's failure to take action to recover damages on behalf of the Scudder Funds despite awareness of the illicit conduct in early 2003, is clearly insufficient and demonstrative of the conflicts, and true allegiances, of the Trustees. By failing to take substantial action until long after being on notice of such activities by federal and state investigations, the directors of DEIM and Trustees of the Scudder Funds acquiesced in or condoned such conduct. No shareholder demand would reasonably have caused them to change their complicit disregard for the wrongdoing.

[¶¶ 503 through 600 have been intentionally left bank]

COUNT I

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (Against The Adviser And Distributor Defendants)

601. Plaintiff incorporates by reference paragraphs 1 through 500 above, but not paragraphs 501 through 600 relating to demand, as if set forth herein.

602. The Trusts and the Funds are registered investment companies within the meaning of the ICA.

603. The Adviser Defendants are each investment advisers for the Funds as that term is defined in Section 2 of the ICA.

604. The Distributor Defendants are affiliates of the Adviser Defendants for purposes of Section 36(b) of the ICA.

605. Pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), the investment adviser of a mutual fund owes to the mutual fund the fiduciary duties of loyalty, candor, and due care with respect to the receipt of compensation for services or payments of a material nature paid by the mutual fund to such investment adviser or any affiliated person. Those fiduciary duties apply not only to the terms of the advisory fee agreements, but also to the manner in which advisers seek approval of such agreements.

606. Pursuant to Section 36(b) of the ICA, 15 U.S.C. §80a-35(b), the Adviser owes and owed to the Funds the fiduciary duties of loyalty, candor, and due care with respect to its receipt

of compensation for services or payments of any material nature paid by the Funds or its shareholders to the Adviser or any affiliated person. Those fiduciary duties include, but are not limited to, the duty of the Adviser to seek approval of any advisory agreement upon full disclosure of all information material to the Trustees' decision regarding the Adviser's compensation.

607. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

608. Thus, among other things, Section 36(b) of the ICA prohibits and prohibited the Adviser from soliciting the approval of any advisory agreement from the Funds or the Trustees by use of false or misleading information, or by failing to disclose information material to the Trustees' decision regarding the Adviser's compensation. Information concerning conflicts of interest, the nature and extent of market timing and late trading in the Funds, the nature and extent of capacity arrangements for market timing and late trading in the Funds, and the Adviser's permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in the Funds, are particularly important to the Funds and to their independent trustees.

609. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Adviser Defendants and their affiliates did not make full and fair disclosure of all information that would be material to the Trustees' decision regarding fees and/or other compensation under advisory and/or other agreements, including in

particular the Adviser Defendants' permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

610. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

611. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Trustee Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

612. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), mutual fund shareholder may bring a civil action against an investment adviser or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

613. Each of the Adviser Defendants and the Distributor Defendants, as their affiliates, breached his, her, or its fiduciary duty to the Funds by the acts alleged in this Complaint including, without limitation, facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading, all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

614. By agreeing and/or conspiring with the market timers to facilitate, permit, or encourage, participate in, or by failing to detect and prevent, market timing and late trading, the Adviser Defendants and the Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

615. As alleged herein, the Adviser breached its fiduciary duties with respect to the receipt of compensation for services or other payments of a material nature from the Funds or their shareholders.

616. By virtue of the foregoing, the Adviser has violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

617. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT II

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT (Against The Trustee Defendants, Adviser Defendants, And Distributor Defendants)

618. Plaintiff incorporates by reference all paragraphs 1 through 600 above as if set forth herein.

619. The Trusts and the Fund are registered investment companies.

620. The Adviser Defendants are investment advisers under Section 36(a) as that term is defined in Section 2 of the ICA.

621. The Distributor Defendants act as the principal underwriter for the Funds under Section 36(a) as defined in Section 2 of the ICA.

622. The Trustee Defendants are directors under Section 36(a) as that term is defined in Section 2 of the ICA.

623. Defendant Eggers, by virtue of his ownership, position and responsibilities for managing and directing the activities of the Adviser and the Distributor Defendants is liable for the actions of those entities.

624. Pursuant to Section 36(a) of the ICA, 15 U.S.C. §80a-35(a), the Adviser Defendants, the Distributor Defendants, and the Trustee Defendants owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care, including the duty of the advisers to seek approval of any advisory agreement with full disclosure of information material to the board's decision regarding their compensation and the duty of the trustees to request and evaluate such information as may reasonably be necessary to evaluate advisory agreements.

625. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

626. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Adviser Defendants and the Distributor Defendants did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

627. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

628. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Trustee Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

629. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), an investment advisory agreement that is made in, or whose performance involves a, violation of the ICA, is null and void, and "is unenforceable by either party." Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), any advisory agreement made in, or whose performance involves a, violation of the ICA, may be rescinded by the mutual fund.

630. Each of the Adviser Defendants, the Distributor Defendants, and the Trustee Defendants breached his, her, or its fiduciary duty to the Funds by the other acts alleged in this Complaint including, without limitation, allowing market timing and late trading all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

631. By agreeing and/or conspiring with the Timer Defendants to permit and/or encourage the Timer Defendants to time the Funds, the Adviser Defendants and the Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

632. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT III

VIOLATIONS OF SECTION 47 OF THE INVESTMENT COMPANY ACT
(Against the Adviser Defendants and Distributor Defendants)

633. Plaintiff incorporates by reference all paragraphs 1 through 600 above as if set forth herein.

634. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), any contract made in violation, or the performance of which results in a violation, of the ICA is declared unenforceable.

635. For the reasons alleged herein, the agreements between or among the Adviser, the Distributor, and the Funds and the 12b-1 Plans were made in violation of, and their performance resulted in violations of, the ICA and are, therefore, unenforceable.

636. Under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), the advisory agreements and the 12b-1 Plans may be voided and the Adviser Defendants and the Distributor Defendants are liable to return to the Funds all of the fees and consideration of any kind paid to them thereunder.

COUNT IV

VIOLATION OF SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT (Against The Adviser Defendants and the Distributor Defendants)

637. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

638. The Adviser Defendants and the Distributor Defendants are investment advisers within the meaning of the IAA.

639. The Funds are clients of the Adviser Defendants and the Distributor Defendants within the meaning of Section 206 of the IAA.

640. Section 206 of the IAA, 15 U.S.C. § 80b-6, prohibits investment advisers from, among other things, directly or indirectly using the mails or any means or instrumentality of interstate commerce to (a) employ any device, scheme, or artifice to defraud a client or prospective client; (b) engage in any transaction, practice, or course of business which operates as a fraud or deceit upon a client; and (c) engage in any act, practice, or course of conduct which is fraudulent, deceptive, or manipulative.

641. The Adviser Defendants and the Distributor Defendants have violated Section 206 of the IAA by acting as alleged herein. In particular, after a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Adviser Defendants and the Distributor Defendants facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading for their own personal gain at the expense of the Funds, and did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission or encouragement of and

participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

642. Pursuant to Section 215 of the IAA, 15 U.S.C. § 80b-15, any investment adviser agreement made or approved in violation of any provision of the IAA, including the investment adviser agreements between the Adviser Defendants or the Distributor Defendants and the Funds and the 12b-1 Plans, is null and void and may not be enforced by any party thereto.

643. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT V

CONTROL PERSON LIABILITY UNDER SECTION 48 OF THE INVESTMENT COMPANY ACT (Against The Adviser Defendants, The Distributor Defendants And The Trustee Defendants)

644. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

645. Section 48 of the ICA, 15 U.S.C. § 47(a), provides that it is unlawful for any person, directly or indirectly, to cause another person to do any act or thing that violates the ICA.

646. The Control Person Defendants, directly or indirectly, caused the Adviser Defendants and the Distributor Defendants to engage in the unlawful conduct alleged herein.

647. Pursuant to Section 48 of the ICA, 15 U.S.C. § 47(a), the Control Person Defendants are liable for causing, directly or indirectly, the Adviser Defendants and the Distributor Defendants to engage in the unlawful conduct alleged herein.

648. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VI

COMMON LAW BREACH OF FIDUCIARY DUTY
(Against The Adviser Defendants, The Distributor Defendants
And The Trustee Defendants)

649. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

650. The Adviser Defendants, the Distributor Defendants, and the Trustee Defendants (the "Fiduciary Defendants"), and each of them, owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care in the management and administration of the affairs of each of the Funds and in the use and preservation of the Funds' property and assets. Further, said defendants owed a duty to each of the Funds not to waste the Funds' assets and not to place their own personal self-interest above the best interest of the Funds.

651. To discharge those duties, the Fiduciary Defendants and each of them were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Funds.

652. As alleged in this Complaint, each of the Fiduciary Defendants breached his, her, or its fiduciary duties by approving or receiving unlawful or excessive compensation or payments in connection with the timing and late trading schemes and other manipulative devices as alleged in this Complaint.

653. As alleged above, each of the Fiduciary Defendants also breached his, her, or its fiduciary duties to preserve and not to waste the assets of the Funds and each of them by permitting or incurring excess charges and expenses to the Funds in connection with the market timing and late trading scheme.

654. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VII

BREACH OF CONTRACT
(Against Adviser, Sub-Adviser, and Other Defendants)

655. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

656. The Funds and the Adviser entered into an Investment Advisory Contract which is renewed annually.

657. The Funds have fully performed their obligations under the Investment Advisory Agreement.

658. The Investment Advisory Agreement required and requires the Adviser to fulfill its advisory functions in full compliance with state and federal law, corporate governance documents, and Fund policies and procedures with all reasonable effort and diligence.

659. The Investment Advisory Agreement required and requires the Adviser to retain its duties and obligations to the Funds even when it delegates its function to sub-advisers.

660. Section 5, paragraphs (b), (c) and (d) of the form Distribution Agreement, required and requires the Distributor to fulfill its duties in full compliance with all applicable

laws, as well as each Fund's prospectuses, policies and procedures. In this respect, SDI committed to the following:

> (b) In selling Shares of the Funds, the Distributor shall use its best efforts in all material respects duly to comply with the requirements of all federal and state laws relating to the sale of the Shares. None of the Distributor, any selected dealer, any selected agent or any other person is authorized by the Funds to give any information or to make any representations other than as is contained in the Funds' Prospectuses or any advertising materials or sales literature specifically approved in writing by the Funds or their agents.
>
> (c) The Distributor shall adopt and follow procedures for the confirmation of sales to investors and selected dealers or selected agents, the collection of amounts payable by investors and selected dealers or selected agents on such sales, and the cancellation of unsettled transactions, as may be necessary to comply with the requirements of the NASD and any other applicable self-regulatory organization.
>
> (d) The Distributor will perform its duties hereunder under the supervision of and in accordance with the directives of the Board. The Distributor will perform its duties hereunder in accordance with each Fund's Organizational Documents and Prospectuses and with the instructions and directions of the Board and will conform to and comply with the requirements of the 1940 Act, the Securities Act and other applicable laws.

661. Adviser breached the Investment Advisory Agreement by the wrongful acts alleged in this Complaint.

662. The Distributor breached Section 5, paragraphs (b), (c) and (d) of the Distribution Agreement by the wrongful acts alleged in this Complaint.

663. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and

value (including the NAV) of the Funds, for which the Adviser, Sub-Adviser, and Distributor, Defendants are liable.

COUNT VIII

BREACH OF CONTRACT
(Against Certain Additional Defendants)

664. Plaintiffs incorporate by reference paragraphs 1 through 600 above as if set forth herein.

665. Upon information and belief, throughout the relevant period, BAS and DeIM were parties to written or oral sales agreements governing BAS's duties as broker-dealer in selling and processing trades of Fund shares (the "Dealer Agreements").

666. The Funds, for whose benefit the Adviser entered into the Dealer Agreements, are intended third-party beneficiaries of the Dealer Agreements.

667. There is implied in all agreements an obligation of good faith and fair dealing pursuant to which neither party make take any action that will deliberately frustrate the other party's purpose in entering into the contract.

668. Upon information and belief, under the Dealer Agreements, information and belief, in the Dealer Agreements, BAS expressly agreed to clear mutual fund orders through the NSCC's Fund SERV system and to transmit orders that are received prior to 4 p.m. by a certain time that day ("Day 1"), and those received after 4 p.m. by a certain time the next business day ("Day 2"). Under the Dealer Agreements, BAS and the Adviser Defendants agreed that Day 1 Trades would be priced at the Day 1 NAV and the Day 2 Trades would be priced at the Day 2 NAV.

669. BAS had an express or implied obligation to comply with the federal securities laws, the ICA, the IAA, and all rules and regulations promulgated by the SEC, including the forward pricing rule.

670. In breach of the express or implied terms of the Sales Agreements, and in violation of its obligation of good faith and fair dealing, defendant BAS permitted brokers and timers, including defendants Aurum, Trautman, Canary, and Pritchard, to submit orders for the purchase and sale of shares of mutual funds, on BAS's RJE electronic trading platform or otherwise, after 4 p.m. on a given day (Day 2 Trade) at that day's NAV (Day 1 NAV), in violation of the forward pricing rule, and permitted the Funds to be late traded and timed to the detriment of the funds.

671. Accordingly, BAS has breached its Dealer Agreements with the Adviser.

672. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT IX

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against The Timer Defendants And Additional Defendants)

673. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

674. The Timer Defendants and the Additional Defendants knew of the existence and extent of the fiduciary duties owed by the Fiduciary Defendants to the Funds. The Timer Defendants and the Additional Defendants knew that market timing and late trading the Funds were manipulative devices and knew that these acts were a breach of the fiduciary duties owed to the Funds by the Fiduciary Defendants.

675. The Additional Defendants, including BAS, allowed for the use of their instrumentalities, including the BAS box, for purposes of market timing and late trading.

676. The Timer Defendants and the Additional Defendants maliciously, without justification and through unlawful means, aided and abetted and conspired with the Fiduciary Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Fiduciary Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

677. The Timer Defendants and the Additional Defendants are jointly and severally liable with the Fiduciary Defendants to the Funds for damages proximately caused by their aiding and abetting as alleged herein.

678. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT X

UNJUST ENRICHMENT
(Against All Defendants)

679. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

680. The Adviser, Distributor and Additional Defendants received a benefit in the profits this earned as a result of their unlawful conduct as described in this Complaint from trading on the Funds at the expense of the Funds.

681. Justice and equity require that the Adviser, Distributor and Additional Defendants not be allowed to retain those profits.

682. Justice and equity require that Adviser, Distributor and Additional Defendants unlawfully earned profits be disgorged and returned to Funds because such profits belong to the Funds.

COUNT XI

COMMON LAW INTERFERENCE WITH CONTRACT (Against Timers, Brokers, Banks, Clearing Houses, and Others)

683. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

684. The Adviser Defendants and the Funds are parties to the Investment Advisory Agreement.

685. The Adviser Defendants breached the Investment Advisory Agreement in the manner and by the actions described in this Complaint.

686. The Timer Defendants knew of the existence of the Investment Advisory Agreement between the Adviser and the Funds and knew its terms.

687. The Timer Defendants knowingly and intentionally induced the Adviser to breach that contract and interfered with the Adviser's present and future performance of the Investment Advisory Agreement by its acts of wrongdoing as described in this Complaint, intending to and proximately causing the described breaches of the Investment Advisory Agreement.

688. The Timer Defendants carried out this wrongful conduct with knowledge that this conduct would interfere with the Investment Advisory Agreements and cause such breaches of the Investment Advisory Contract and did in fact cause breaches of such contract.

689. The conduct of the Timer Defendants was improper and without justification or privilege.

690. As a direct and proximate result of Timer Defendants' wrongful conduct, the Timer Defendants are jointly and severally liable to the Funds with the Adviser for injuries and damages the Funds have suffered and which they will continue to suffer and is liable for actual and punitive damages.

COUNT XII

CIVIL CONSPIRACY
(Against All Defendants)

691. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

692. The Defendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

693. The Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

694. The Trustee Defendants' conduct constituted willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

695. The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means proximately causing injury and damages to the Funds for which they are jointly and severally liable.

696. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing each of the Trustees of the Funds named in this Complaint and replacing them with independent Trustees;

B. Removing the Adviser Defendants and the Distributor Defendants;

C. Rescinding the management and other contracts for the Funds with the Adviser, Distributor and other Defendants;

D. Rescinding the 12b-1 Plans adopted by the Funds;

E. Ordering Defendants to disgorge all management fees and other compensation paid to the Adviser and all profits earned on unlawful trading and all management and other fees earned during the period of such trading,

F. Awarding monetary damages against all of the Defendants, individually, jointly, or severally, in favor of the Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

G. Awarding Plaintiffs the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiffs' attorneys, and experts,

H. Granting Plaintiffs such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(b), Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: September 29, 2004

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

By: /s/

Daniel W. Krasner
Mark C. Rifkin
Demet Basar
Robert Abrams
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS, LLP

Nicholas E. Chimicles
Michael D. Gottsch
Denise Davis Schwartzman
Timothy N. Mathews
100 Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ, HAUDEK, BLOCK, GROSSMAN & GROSS, LLP

Stanley M. Grossman
H. Adam Prussin
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Executive Committee

FARUQI & FARUQI LLP

Nadeem Faruqi
Shane Rowley
David H. Leventhal
320 East 39th Street
New York, NY 10016
(212) 983 - 9330

Fund Derivative Plaintiffs' Steering Committee

Exhibit A

New Plaintiffs
Craig J. McLaughlin
Debora J. McLaughlin
Alan Schiller
David Shaev

New Defendants
Deutsche Asset Management Investment Services Ltd.
Deutsche Asset Management, Inc.
Investment Company Capital Corp.
Scudder Distributors, Inc.
Richard R. Burt
S. Leland Dill
Martin Gruber
Joseph R. Hardiman
Richard J. Herring
Graham E. Jones
Rebecca W. Rimel
Philip Saunders, Jr
William N. Searcy
Robert H. Wadsworth
John W. Ballantine
Lewis A. Burnham
Donald L. Dunaway
James R. Edgar
Paul K. Freeman
Robert B. Hoffman
Shirley D. Peterson
Fred B. Renwick
John G. Weithers
Edgar R. Fiedler
Bank of America Corp.
Banc of America Securities LLC
Canary Capital Partners, LLC
Canary Capital Partners, Ltd.
Canary Investment Management, LLC
Edward J. Stern

Dropped Parties
None

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION

MDL 1586

[Scudder Track]

Case No. 04-MD-15861

JURY TRIAL DEMANDED

CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Lead Plaintiff Post-Retirement Health Insurance Plan and Trust and plaintiff Linda S. Cape (collectively, "Plaintiffs") allege the following based upon the investigation of Plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Scudder mutual funds, press releases, media reports and interviews with confidential witnesses with direct knowledge of unlawful trading activities at Scudder funds and throughout the mutual fund industry ("CW 1" and "CW 2").

1. Plaintiffs bring this action on behalf of all persons that purchased and/or held shares of Scudder mutual funds (the "Scudder funds") during the period January 22, 1999 to January 12, 2004, inclusive (the "Class Period"), and were harmed by a pattern of trading practices known as "market timing," or "late trading." The wrongful acts and misconduct alleged herein, much of which has been admitted by defendants, are the subject of administrative actions and investigations currently underway by various regulatory agencies, including the SEC and the New York State Attorney General. Excluded from the Class are defendants, members of their immediate families and their legal representatives, parents, affiliates, heirs, successors or assigns and any entity in which defendants have or had a

controlling interest, and any other person who engaged in the unlawful conduct described herein (the "Excluded Persons"). Also excluded are any officers, directors, or trustees of the Excluded Persons, and all trustees and portfolio managers of the Funds. Plaintiffs seek to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Advisers Act of 1940 (the "Investment Advisers Act"), the Investment Company Act ("the Investment Company Act") and State law.

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and the other members of the Class. As part and parcel of defendants' unlawful conduct, defendants in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that "timing" was improperly allowed in mutual fund trades in exchange for paying large maintenance fees and other remuneration to Defendants. "Timing," as more fully described below, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. As a result of the wrongful and illegal misconduct described herein, defendants have caused plaintiffs and members of the Class to suffer damages.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to: § 22 of the Securities Act (15 U.S.C. § 77v); § 27 of the Exchange Act (15 U.S.C. § 78aa); § 44 of the Investment Company Act of 1940 (15 U.S.C. §§ 80a-43); § 14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and, 28 U.S.C. §§ 1331, 1337. This Court also has supplemental jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1367.

5. The claims alleged herein arise under: §§ 11, 12(a)(2) and 15 of the Securities Act (15 U.S.C. §§ 77k, 77l(a)(2) and 77o); §§ 10(b) and 20(a) of the Exchange Act (15 U.S.C. §§ 78j(b), 78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. §§ 240.10b-5); §§ 34(b), 36(a), 36(b) and 48(a) of the Investment Company Act (15 U.S.C. §§ 80a-33(b), 80a-35(a)-(b), 80a-47(a)); §§ 206 and 215 of the Investment Advisers Act (15 U.S.C. §§ 80b-6, 80b-15); and State law. In connection with the acts, conduct and other wrongs complained of herein, the defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, the United States mail, and the facilities of a national securities exchange.

6. Venue is proper in this District pursuant to § 22 of the Securities Act (15 U.S.C. § 77v), § 27 of the Exchange Act (15 U.S.C. § 78aa), and 28 U.S.C. §§ 1391(b) and 1391(c), and pursuant to the multi-district litigation provisions under 28 U.S.C. § 1407. Many of the acts and transactions giving rise to the violations of law complained of herein occurred in this District, Defendants conducted other substantial business within this District and many Class members reside within this District.

PARTIES

7. Lead Plaintiff, Post-Retirement Health Insurance Plan and Trust ("Post-Retirement HIPT") is a defined benefit pension plan. During the Class Period, Post-retirement HIPT purchased shares of various Scudder funds. In addition, during the Class Period, Post-Retirement HIPT held shares of various Scudder funds. As a result of the unlawful conduct alleged herein, Post-Retirement HIPT suffered damages both in connection with its purchases of Scudder funds and by virtue of holding Scudder funds during the Class Period.

8. Plaintiff Linda S. Cape purchased and held shares of various Scudder funds during the Class Period. As a result of the unlawful conduct alleged herein, Plaintiff Cape

suffered damages both in connection with her purchases of Scudder funds and by virtue of holding Scudder funds during the Class Period.

THE DEFENDANTS

9. Defendant Deutsche Bank AG is a major global banking institution that is engaged in a wide range of financial services, including investment management, mutual fund, retail, private and commercial banking, investment banking and insurance.

10. Deutsche Asset Management, "DeAM," with headquarters at 345 Park Avenue, New York, New York 10154, is an investment management company.

11. Deutsche Asset Management Investment Services Ltd. ("DeAMIS"), with headquarters at One Appold Street, London, England is an investment management company.

12. DeAM and DeAMIS act as investment advisors and/or sub-advisors to mutual funds in the Scudder family, are referred to collectively as the "Investment Advisors defendants" and are indirect, wholly owned subsidiaries of Deutsche Bank AG.

13. The Investment Advisor defendants are responsible for the day-to-day investment decisions, the execution of portfolio transactions and the general management of the Portfolio's investments and provides certain supervisory services.

14. Defendant Scudder Advisor Funds is an open-end management company organized on July 21, 1986 under the laws of the Commonwealth of Massachusetts; it is the registrant for 13 Scudder funds including the Scudder International Equity Fund — A, B, C, and Investment Class.

15. Scudder Institutional Funds, formerly BT Institutional Funds is an open-end management company organized on March 15, 1990 under the laws of the Commonwealth of Massachusetts; it is the registrant for 8 Scudder funds including the Scudder International Equity Fund — Institutional Class I and Institutional Class II.

16. Scudder MG Investments Trust is an open-end, management investment company formed as a business trust under the laws of the State of Delaware on September 13, 1993, and commenced investment operations on January 3, 1994; it is the registrant for 10 Scudder funds including the Scudder European Equity Fund and the Scudder International Select Equity Fund.

17. Collectively, the defendants identified in paragraphs 14 – 16 will be referred to herein as the "Registrant defendants."

18. The International Equity Fund, International Select Equity Fund, and European Equity Fund are mutual funds in the Scudder family of funds, and are collectively referred to herein as the "Scudder International funds."

19. Scudder Distributors, Inc. ("SDI" or the "Distributor") is the principal distributor for shares of the Funds. SDI is a registered broker-dealer and is SDI is a wholly owned subsidiary of Deutsche Bank AG. The principal business address of SDI is 222 South Riverside Plaza, Chicago, IL 60606.

20. Investment Company Capital Corporation ("ICCC" or the "Administrator") is the administrator for mutual funds in the Scudder family and is located at One South Street, Baltimore,.Maryland 21202. The Administrator calculates the net asset value of the funds, calculates the value of the assets of the funds, and generally assists the Board of Trustees of the Trusts in all aspects of the administration and operation of the Trusts.

21. Defendant Brenda Lyons currently serves as President of the Scudder International Funds and Managing Director of Deutsche Asset Management.

22. Defendant William F. Glavin, Jr. served as President of the Scudder International Funds and Managing Director of Deutsche Asset Management in 2003.

23. Defendant Richard T. Hale served as President of the Scudder International Funds from 2001 through 2002 and for the International Select Equity Fund and European Equity Fund in 2000 and as Managing Director of Deutsche Asset Management from 2000 through 2002.

24. Defendant John A. Keffer served as President and Chief Executive Officer of the International Equity Fund in 1999 through 2000 and of the European Equity Fund in 1999.

25. Defendant James E. Minnick served as President and Chief Executive Officer of the International Select Equity Fund in 1999.

26. Defendant Charles A. Rizzo has served as Treasurer of the Scudder International Funds since 2001, of the International Equity Fund since 2000, currently serves as Chief Financial Officer of the Scudder International Funds and served as Managing Director of Deutsche Asset Management since 2000.

27. Defendant Amy Olmert served the International Equity Fund as Assistant Treasurer in 2002 and served the International Select Equity Fund and European Equity Fund as Assistant Treasurer from 2000 through 2002, as Chief Financial Officer in 2000, and as a Director of Deutsche Asset Management from 2000 through 2002.

28. Defendant Joseph A. Finelli served as Treasurer of the International Equity Fund and European Equity Fund, Vice President of the International Equity Fund and Chief Financial Officer of the European Equity Fund in1999.

29. Defendant Tracie Richter served as Treasurer and Chief Financial Officer of the International Select Equity Fund in 1999.

30. Defendant Kenneth Murphy has served as Vice President of the Scudder International Funds since 2003.

31. Defendant Salvatore Schiavone currently serves as Assistant Treasurer of the Scudder International Funds and as a Director of Deutsche Asset Management.

32. Defendant Lucinda Stebbins currently serves as Assistant Treasurer of the Scudder International Funds and as a Director of Deutsche Asset Management.

33. Defendant Kathleen Sullivan D'Eramo currently serves as Assistant Treasurer of the Scudder International Funds and as a Director of Deutsche Asset Management.

34. Defendant John Millette currently serves as Secretary of the Scudder International Funds and as a Director of Deutsche Asset Management.

35. Defendant Daniel O. Hirsch has served in several roles for each of the Scudder funds. For the International Equity fund he currently serves as Assistant Secretary, and he served as Secretary in 1999 and from 2001 through 2003. He served as Principal in 1999. For the International Select Equity fund, he currently serves as Assistant Secretary, and he served as Secretary from 2000 through 2003. For the European Equity Fund, he currently serves as Assistant Secretary, and he served as Secretary from 1999 through 2003. He also served as Principal in 1999. He also served as a Director of Deutsche Asset Management from 2000 through 2002 and as Managing Director since 2003.

36. Defendant Caroline Pearson has served as Assistant Secretary of the Scudder International Funds and as Managing Director of Deutsche Asset Management since 2003.

37. Defendant Bruce A. Rosenblum currently serves as Vice President, Assistant Secretary of the Scudder International Funds and as Director of Deutsche Asset Management.

38. Defendant David W. Baldt served as Vice President from 2000 through 2002 for the International Select Equity Fund and European Equity Fund, as Vice President of the International Select Equity Fund in 1999, and as Managing Director of Deutsche Asset Management from 2000 through 2002.

39. Defendant James H. Grifo served as Vice President from 2000 through 2001 for the International Select Equity Fund and European Equity Fund, as Vice President and Director of the International Select Equity Fund in 1999, and as Managing Director of Deutsche Asset Management from 2000 through 2001.

40. Defendant Neil P. Jenkins served as Vice President in 2000 for the International Select Equity Fund and European Equity Fund, as Vice President of the International Select Equity Fund in 1999, and as Director of Deutsche Asset Management from 1999 through 2000.

41. Defendant Patrick W. W. Disney served as Senior Vice President of the International Select Equity Fund and as a Director of Deutsche Asset Management in 1999.

42. Defendant Ian D. Kelson served as Vice President of the International Select Equity Fund and as a Director of Deutsche Asset Management in 1999.

43. Defendant Joan A. Binstock served as Secretary and Vice President of the International Select Equity Fund in 1999.

44. Defendant Richard R. Burt served as a trustee of the Scudder International funds since 2003.

45. Defendant Martin J. Gruber served as a trustee of the Scudder International funds since 2000.

46. Defendant S. Leland Dill has served as a trustee of the Scudder International funds at all times relevant hereto.

47. Defendant Philip Saunders, Jr. has served as a trustee of the Scudder International funds at all times relevant hereto.

48. Defendant Joseph R. Hardiman has served as a trustee of the Scudder International funds since 2003.

49. Defendant Richard J. Herring has served as a trustee of the Scudder International funds since 2003.

50. Defendant Graham E. Jones has served as a trustee of the Scudder International funds at all times relevant hereto.

51. Defendant Rebecca W. Rimel has served as a trustee of the Scudder International funds since 2003.

52. Defendant William N. Searcy has served as a trustee of the Scudder International funds at all times relevant hereto.

53. Defendant Robert H. Wadsworth has served as a trustee of the Scudder International funds since 2003.

54. Defendant Richard T. Hale has served as a trustee of the Scudder International funds since 2000.

55. Defendant Charles P. Biggar served as a trustee of the International Equity Fund from 1999 through 2002 and of the European Equity Fund in 1999.

56. Defendant Bruce E. Langton served as a trustee of the International Equity Fund from 2000 through 2002.

57. Defendant Harry Van Benschoten served as a trustee of the International Equity Fund from 2000 through 2002.

58. Defendant Kelvin J. Lancaster served as a trustee of the European Equity Fund in 1999.

59. Defendant Paul K. Freeman served as a trustee of the International Select Equity Fund from 2000 through 2002.

60. Defendant Hugh G. Lynch served as a trustee of the International Select Equity Fund and European Equity Fund from 1999 through 2002.

61. Defendant Edward T. Tokar has served as a trustee of the International Select Equity Fund and European Equity Fund from 1999 through 2002.

62. Defendant James E. Minnick served as a trustee of the International Select Equity Fund in 1999.

63. Defendant Patrick W. W. Disney served as a trustee of the International Select Equity Fund in 1999.

64. Collectively, the defendants identified in paragraphs 44 – 63 will be referred to herein as the "Trustee defendants."

65. Collectively, the defendants identified in paragraphs 9 – 63 will be referred to herein as the "Scudder defendants."

66. Defendant UBS Painewebber ("Painewebber") is a wealth manager who provides many services to its clients, including securities brokerage. On November 3, 2000, UBS AG completed its merger with PaineWebber. PaineWebber was first rebranded as UBS PaineWebber in early 2001, and then as UBS Wealth Management USA in the second half of 2003. UBS Wealth Management USA now operates as a wholly owned subsidiary of UBS.

67. Defendant UBS Wealth Management USA operates as a wholly owned subsidiary of UBS.

68. The true names and capacities of defendants sued herein as John Does 1 through 100 were other active participants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Plaintiffs will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

SUBSTANTIVE ALLEGATIONS

Background: Timed Trading and Its Effects on Long-Term Investors

Overview of the Conduct

69. This class action arises from a series of trading practices, commonly referred to as "market timing" or "late trading," that permeated the mutual fund industry, and cost investors in these funds billions of dollars. The harm to investors took the form of: (i) dilution of profits and exaggeration of losses from their investments; (ii) payment of excessive fees by investors as a result of the conduct; and (iii) improper management of their investment. Defendants not only permitted, but actively facilitated this conduct, for the purpose of securing hundreds of millions of dollars in management and distribution fees, all to the detriment of ordinary mutual fund investors. Various other parties actively participated in and aided and abetted the mutual funds' unlawful scheme, including: (i) the parties who engaged in the unlawful trading activities themselves, for their own economic benefit; and (ii) various broker-dealers who served as distribution outlets for the mutual funds, and who accepted unlawful commissions and other payments in exchange for channeling investors into mutual funds where unlawful trading activity was taking place.

70. The various prospectuses covering the issuance of shares of the mutual funds at issue, as detailed below, assured investors that the funds prevented the unlawful trading practices described above through the imposition of various trading restrictions and redemption fees. In reality, however, the fund families not only permitted, but in many cases actively encouraged the unlawful activity. Defendants permitted and encouraged this conduct for the purpose of increasing the amount of assets under management, thereby increasing the fees payable to the investment advisors, who were captive entities within the fund family structure, by hundreds of millions of dollars.

71. The trustees of the individual funds failed to prevent the unlawful conduct because of fundamental conflicts of interest inherent in the corporate governance structures of the mutual fund complexes. As detailed below, the interests of mutual fund investors were entrusted to trustees who were appointed and compensated by the investment advisors and distributors of the funds. Many of these trustees served on dozens of boards within a single mutual fund family, collecting hundreds of thousands of dollars in annual salary from the same entities that collected fees for underwriting and serving as investment advisors to the funds.

Structure and Organization of Mutual Fund Families

72. An open-end mutual fund is an entity in which investors contribute cash for the purpose of creating a pool of assets with which to invest and purchase securities. In return for their deposits, investors receive shares in the mutual fund in an amount directly proportionate to the amount of their investment. This cash is then used to purchase stocks or other securities, consistent with the investment goals and objectives of the fund. Mutual fund shares are issued to fund investors pursuant to registration statements and prospectuses that must comply with the Securities Act, and the Investment Company Act of 1940.

73. The mutual funds at issue in this Action hold no assets apart from the deposits of their investors, nor do they conduct any operating or investment activities on their own. Instead, the funds are part of a labyrinthine related structure, commonly known as a "complex," in which separate legal entities, which are nonetheless related to the fund, perform and control all necessary activities related to the sale and redemption of securities, as well as the management of investments. Indeed, these related entities not only appoint their own representatives to the board of trustees charged with the fiduciary duty of protecting the interests of investors in each individual fund, but also control the appointment of the purportedly "independent" members of these boards. These same related entities within the fund complex receive substantial fees for the performance of these services, which are calculated as a percentage of the value of the total deposits under management. Thus, the larger the amount of deposits under management, the more that these related entities stand to collect in fees from mutual fund investors. This means that, even in the case in which a mutual fund loses money on its investments, the related entities can still increase the fees they earn by simply steering more investor deposits into the funds.

74. Set forth below is a chart illustrating the relationship between the typical entities that comprise most mutual fund complexes. Each of these entities is controlled not by investors in the individual mutual funds, but by separate corporations owned or controlled by a single corporate parent. This corporate parent operates these subsidiaries, which in turn are responsible for the operations of the individual funds, for their own benefit rather than the benefit of fund investors. These key subsidiaries, whose roles in the fund complex are explained below, include the following: (i) Investment Advisor/Fund Sponsor; (ii) Administrator; (iii) Registrant/Issuer; and (iv) Underwriter/Distributor:


Parent
Board of Directors/Trustees (responsible for contracting and managing investment adviser)
Investment Adviser/Fund Sponsor wholly owned subsidiary of Parent
Distributor/Underwriter (subsidiary of Investment Advisor/Fund Sponsor)
Registrant (subsidiary of Investment Advisor/Fund Sponsor
Administrator (subsidiary of Investment Advisor/Fund Sponsor)
Mutual Funds

The Investment Advisor/Fund Sponsor

75. The Investment Advisor/Fund Sponsor is responsible both for the creation of the individual fund (including the determination of its investment goals and strategy), as well as for managing the day-to-day activities and individual investments of the funds. Investment advisors, or their subsidiaries or affiliates, are responsible for performing virtually all critical functions of the funds, including: (i) hiring and employing portfolio managers; (ii) selling shares in the fund to the public; (iii) performing all "back-office" operations; (iv) determining the net asset value ("NAV") of the fund on a daily basis; (v) directing and controlling the investments in the fund; (vi) ensuring that the investment policies of the funds are observed; (vii) enforcing the policies of the funds, including restrictions on trading and other activities that could be detrimental to fund shareholders; and (viii) otherwise managing the day-to-day activities of the funds.

76. The Investment Advisor (and through it, the Corporate Parent) is typically paid for its services pursuant to a contract (the "Advisory Agreement") negotiated between the

Investment Advisor and the Trustees, on behalf of the individual fund itself. Advisory agreements within the mutual fund industry provide for the funds to pay the Investment Advisor a percentage annually of their NAV, calculated on a daily basis and payable monthly or quarterly, in return for their investment advisory services.

The Administrator

77. The Administrator is typically a corporate subsidiary of the Investment Advisor, and is responsible for performing the day-to-day administrative functions associated with the business of the individual fund. These tasks include: (i) performing back-office operations; (ii) calculating the NAV of the individual funds within the mutual fund complex on a daily basis; and (iii) maintaining books and records for the individual funds.

78. Similar to the Investment Advisor, the Administrator, (and through it ultimately, the Corporate Parent), is typically paid for its services pursuant to a contract (the "Administrative Agreement") negotiated between the Investment Advisor and the Trustees, on behalf of the individual fund itself. Administrative Agreements within the mutual fund industry provide for the funds to pay the Administrator a percentage annually of their NAV, calculated on a daily basis and payable monthly or quarterly, in return for their services.

The Registrant/Issuer

79. The Registrant/Issuer is typically a corporate subsidiary or affiliate of the Investment Advisor, and is the legal issuer of the mutual fund. As such, the Registrant/Issuer may only issue such shares to the public pursuant to a registration statement and prospectus that complies with Section 10 of the Securities Act, and is absolutely liable to purchasers of the shares for any material misstatement and omission in the prospectus under the Securities Act.

The Underwriter/Distributor

80. The Underwriter/Distributor is also typically a corporate subsidiary or affiliate of the Investment Advisor, and is responsible for the sale of mutual fund shares to the public pursuant to a registration statement and prospectus. The Underwriter/Distributor is strictly liable for any material misstatements or omissions contained in the registration statement and prospectus under the Securities Act.

Corporate Governance of Mutual Funds

81. The Investment Company Act of 1940 (the "ICA") requires individual mutual funds to be governed by a Board of Trustees (the "Board"), and further requires, in most cases, that a majority of the members of the Board be independent from and unaffiliated with the Investment Advisor or its parents, subsidiaries or affiliates. The purpose of this independence requirement is to ensure that the management of the mutual funds is not dominated by the Fund Sponsor/Investment Advisor and that, instead, the fund is managed in the best interests of its shareholders. This responsibility not only includes retaining and monitoring the performance of the Investment Advisor and Administrator, but negotiating contracts with these parties and ensuring that the fees paid are reasonable in relation to the services performed.

82. In reality, however, the Boards of the funds are typically dominated by the Investment Advisor and its affiliates, who not only control the nomination and appointment process, but also the fees that the purportedly independent trustees earn from serving on the fund boards. Indeed, in most circumstances, (as set forth in the relevant registration statements and prospectuses), the Boards of the individual funds do not even accept nominations from shareholders for membership, but instead only consider a slate proposed by the Investment Advisor. Further, many of these purportedly "independent" directors, who fulfill this role in addition to their full-time occupations, serve on the boards of dozens, and in some cases

hundreds, of individual mutual funds within a single mutual fund family complex, rendering it difficult to oversee the activities of the funds consistent with their fiduciary duties. These independent directors are well-compensated for their service, often earning hundreds of thousands of dollars in fees. Although these fees are purportedly set by the compensation committee of the board of each individual fund, the compensation levels are usually based upon the recommendations of the Investment Advisor. The fees themselves, however, are paid from investments in the funds themselves.

83. As a result of the foregoing, both the "independent" trustees of the mutual funds at issues and those nominated as representatives of the Investment Advisor/Fund Sponsor are beholden to the Advisor and its affiliates, and therefore suffer from disabling conflicts of interests that prevent them from discharging their fiduciary duties. For example, despite numerous instances in which individual funds have performed poorly and lagged their peers in economic return, no board of any of the funds at issue herein, has ever replaced its investment advisor with an advisor that is part of another mutual fund complex. Instead, the boards typically renew their agreements with the captive investment advisor within the fund complex regardless of the fund's performance, usually without even seeking competitive bids from other advisors. Nevertheless, these same boards have, in many cases, approved the investment advisor's retention of a "sub-advisor" from another mutual fund complex, which often serves to increase the management costs borne by investors.

Market Timing and Late Trading

Background Information And The Forward-Pricing Rule

84. The domination of individual mutual funds by their Sponsors and Investment Advisors, along with the inherent conflicts of interest described above, have led to the unlawful

market timing and late trading practices complained of herein. These practices have provided a means for the mutual fund complexes to increase deposits in their funds dramatically, by permitting short-term traders to engage in conduct prohibited by the terms of many fund prospectuses and highly detrimental to other investors in the funds. Since Investment Advisors and Administrators are paid a fee as a percentage of the value of the assets under management, the increased deposits resulting from market timing has served to increase their fees dramatically. The Investment Advisors have, in turn, used these increased fees to make improper payments to other brokerage firms, in exchange for their promise to direct investors into the funds where unlawful trading is permitted.

85. Market Timing opportunities stem from inefficiencies in the manner in which shares of individual mutual funds are priced. Shares of open-end mutual funds are priced daily, based on its NAV at the time of the valuation. Unlike equity or debt securities that are valued and traded on stock exchanges, open-end mutual funds continuously issue new shares as new investments are received, and redeem shares as investors withdraw assets. The value of these shares is calculated at 4:00 p.m. each day (the close of trading on the New York Stock Exchange), by determining the NAV of the fund (the value of assets less liabilities), and then dividing that amount by the number of shares outstanding. For example, if a mutual fund with 100,000 shares outstanding holds total assets with an NAV of $1 million, then it will be priced at $10 per share. Thus, an investor seeking to invest $1,000 in this fund would receive 100 newly issued shares, valued at $10 per share.

86. Since mutual fund shares are only priced once per day, the potential exists for an investor to purchase shares at a "stale" price that does not incorporate the latest information, and thereby make a quick profit. For example, if an investor were able to purchase shares of a

mutual fund at the NAV calculated before his purchase, with knowledge that the investments held within the fund had risen in value before the next NAV calculation, he could make a risk-free profit by simply buying the shares and then selling them the next day at the new, higher NAV.

87. To prevent this arbitrage opportunity, the SEC enacted Rule 22c-1 under the ICA, which provides as follows:

> No registered investment company issuing any redeemable security, no person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security . . . (emphasis added)

88. Under Rule 22c-1, (also known as the "forward-pricing rule"), mutual fund investors who place orders to purchase fund shares during trading hours do not know the exact price at which their orders will be executed; instead, these orders are executed at the NAV calculated after the order is received, at the 4:00 p.m. close of trading on the New York Stock Exchange. Thus, all investors should have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor should have the benefit of "post-4:00 information" prior to making an investment decision. Further, an investor who can avoid forward pricing and buy at the prior NAV has a significant trading advantage, since he can wait until after the market closes for significant news such as a positive earnings announcement to come out, and then buy the fund at the old, low NAV which does not yet reflect the positive news, at essentially no risk.

Subverting The Forward-Pricing Rule Through Market Timing and Late Trading

89. The forward-pricing rule alone, however, does not eliminate the arbitrage opportunity for frequent traders in mutual funds. This is due to the fact that the NAV of the fund, as calculated after the investor purchases his shares, still might not incorporate all public information. A typical example is a U.S. mutual fund that holds Japanese shares. Due to time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his fund to calculate an NAV at 4:00 p.m. in New York, he is relying on market information that is fourteen hours old. Any positive market moves during the New York trading day that will likely cause the Japanese market to rise when it later opens, will not be reflected in the "stale" Japanese prices, and thus the overall fund's NAV will be artificially low.

90. "Market Timing" is the practice of trying to take advantage of this information delay in the pricing of mutual funds. Specifically, a market timer who purchases the Japanese fund described above, at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund. Indeed, an article appearing on July 1, 2000, in TheStreet.com entitled "Your International Fund May Have the 'Arbs Welcome' Sign Out," described a significant opportunity for market timing that occurred within the past 10 years:

> On Oct. 28, 1997, on the heels of a 10% decline in the U.S. stock market, Asian markets dropped precipitously. By 4 p.m. ET, however, the U.S. markets had recovered. To anyone following the Asian markets, it was clear that those markets would follow suit when they opened for trading.
>
> Unfortunately, this was not so clear to some mutual funds that invest in securities traded in Asian markets. These funds calculated their NAVs at the lower, 13 hours' stale closing prices on the exchange. Many arbitragers, knowing the funds' next-day NAV would rise, stood ready to exploit this pricing discrepancy.
>
> . . . They poured money into Asia/Pacific funds and sold them the

> next day, pocketing a one-day profit of around 10%. This profit came directly out of the pockets of the remaining shareholders.
>
> How much did shareholders in Asia-Pacific funds lose because the funds used stale prices to value their portfolios? Not surprisingly, the funds aren't talking. But based on methodology suggested by the SEC, shareholders in many of these funds would have seen their accounts drop by up to 2.5% overnight.

91. Market Timing opportunities are not limited to mutual funds holding foreign investments, but instead also arise in mutual funds containing illiquid securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open to being timed.

92. Even more significantly, the Scudder Defendants either knew or, but for their recklessness and/or negligence, should have known of arrangements between investors and certain brokers that allowed these investors to engage in "late trading" in their mutual fund complexes: an illegal form of market timing that directly violates the forward-pricing rule. Specifically, late traders were permitted to purchase shares in various mutual funds at the prior day's NAV, which did not reflect news announced after the market closed, thereby ensuring a quick profit with no risk.

93. One of the most prominent beneficiaries of late trading was hedge fund Canary Capital Partners, LLC ("Canary"), which engaged in this practice on a daily basis from approximately March 2000 until July 2003, targeting dozens of mutual funds and wrongfully obtaining tens of millions of dollars from them. Canary obtained direct assistance in its late trading scheme from Bank of America, the parent of the Nations Funds complex, which installed special computer equipment in Canary's office that allowed it to buy and sell its mutual funds -- and hundreds of others -- at the 4:00 p.m. NAV price until 6:30 p.m. New York time. Canary

obtained additional late trading capacity from intermediaries, including Security Trust Company ("STC"), an Arizona company providing trust administrative services (including access to mutual funds) to retirement plans. STC gave Canary the ability to trade hundreds of additional mutual funds as late as 9:00 p.m. New York time.

Harm Of Market Timing To Mutual Fund Investors

94. Market Timing causes significant harm to other mutual fund investors in a variety of ways. For example, market timing causes "dilution," by not only depriving other mutual fund investors of gains they would otherwise realize on their investments, but also by forcing them to incur a disproportionate share of the losses on days that the NAV declines. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up; and as a result the next day's NAV, as calculated on a per share basis, is less than it would have been had the timer not invested in the fund. Conversely, if the timer sells shares on days that market prices are falling below the calculated NAV, the arbitrage has the effect of making the next day's NAV, as calculated on a per share basis, lower than it would otherwise have been, thus magnifying the losses that experienced by other investors in the fund.

95. The harm to mutual fund investors from market timing extends beyond dilution. For example, successful market timing requires repeated, rapid trading of mutual fund shares with significant amounts of cash which, in turn dramatically increases transaction costs, such as commissions, on the long-term investors that eat away at returns. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market which impose costs on the fund's long term investors.

96. Market Timing also harms other mutual investors by forcing mutual fund managers to invest heavily in highly liquid, short-term investments that carry a lower rate of return than other securities, to ensure their ability to redeem shares sold by market timers. Fund managers are sometimes forced to enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the publicly stated investment strategy of their funds, and incurring further transaction costs.

97. Experts estimate that mutual fund investors have lost billions of dollars annually as a result of market timing. Indeed, one recent study estimated that U.S. mutual funds lose $4-$5 billion per year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf.; Money, October 2003, "The Great Fund Rip-Off" at p. 52. University of South Carolina law professor John Freeman has similarly estimated that market timing trades may have drained more than $5 billion a year from long-term fund shareholders.

Purported Efforts Of Mutual Fund Complexes To Prevent Market Timing

98. The various registration statements and prospectuses covering the mutual fund shares at issue contained assurances that the investment advisors took steps to protect investors against the negative affect of market timing. Typically, the profits from a successful market timing purchase or sale are relatively small as a percentage of the total value of the transaction, possibly resulting in a gain of only pennies per share. Therefore, to secure substantial profits from market timing, it is necessary not only for timers to invest significant sums of cash, but also to engage in multiple transactions over a short period so as to aggregate their gains. Thus, frequent purchase and sales of large blocks of mutual fund shares by the same investors within a

short period of time raises a "red flag" for portfolio managers, providing a means by which to identify market timing activity.

99. Thus, the registration statements and prospectuses at issue purported to both prohibit market timing and lessen substantially the ability to profit from market timing activity, by the following: (i) limiting the number of exchanges investors are permitted to make in and out of the fund over the course of one year; (ii) imposing significant redemption fees for exchanges made in close time proximity; and (iii) reserving the right to disallow any proposed transaction found not to be in the best interest of fund investors as a whole.

Active Participation Of The Fund Complexes
<u>And Investment Advisors In Market Timing and Late Trading</u>

100. In reality, the Investment Advisors not only failed to discourage market timing and late trading, but in many instances were aware of and actively encouraged and facilitated timing activity, to the detriment of other mutual fund investors. During at least 1999 to 2003, various hedge funds directly, or through brokers and other middlemen, entered into secret agreements with Investment Advisors within numerous mutual fund complexes allowing them to time many different mutual funds. The hedge funds or their intermediaries agreed with the mutual fund managers on a predetermined amount of money to run in and out of predetermined target funds to be timed which would exempt the market timers from short-term redemption fees. In return, the market timers agreed to move money among those funds, and another "resting place," such as a money market or similar fund, in the same family. By keeping their money -- often millions of dollars -- in the mutual fund complex, the hedge funds assured the manager that he would receive management and other fees on the amount, whether it was in one of the target funds, or the "resting fund." Notably, by waiving applicable early redemption fees, the fund

manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of the permitted market timing.

101. Even more significantly, the Scudder Defendants either knew or, but for their recklessness and/or negligence, should have known of arrangements between investors and certain brokers that allowed these investors to engage in "late trading" in their mutual fund complexes: an illegal form of market timing that directly violates the forward-pricing rule. Specifically, late traders were permitted to purchase shares in various mutual funds at the prior day's NAV, which did not reflect news announced after the market closed, thereby ensuring a quick profit with no risk.

102. One of the most prominent beneficiaries of late trading was hedge fund Canary Capital Partners, LLC ("Canary"), which engaged in this practice on a daily basis from approximately March 2000 until July 2003, targeting dozens of mutual funds and wrongfully obtaining tens of millions of dollars from them. Canary obtained direct assistance in its late trading scheme from Bank of America, the parent of the Nations Funds complex, which installed special computer equipment in Canary's office that allowed it to buy and sell its mutual funds -- and hundreds of others -- at the 4:00 p.m. NAV price until 6:30 p.m. New York time. Canary obtained additional late trading capacity from intermediaries, including Security Trust Company ("STC"), an Arizona company providing trust administrative services (including access to mutual funds) to retirement plans. STC gave Canary the ability to trade hundreds of additional mutual funds as late as 9:00 p.m. New York time.

Unlawful Profits And Activities Stemming From Market Timing
Excessive Investment Advisory And Administrative Fees

103. The Investment Advisors and other affiliated entities within the mutual fund complexes had powerful incentives to facilitate the improper market timing activity described

herein. As described above, the Investment Advisor and the Administrator, among other captive entities within the mutual fund complex, earned advisory and management fees calculated on a daily basis. Thus, the large infusions of cash provided by market timers, while detrimental to other investors in the funds themselves, were a source of large profits to the Investment Advisor and its affiliates by dramatically increasing the amount of assets under management, and thereby increasing the dollar amount of fees payable from those assets. As detailed below, none of the Investment Advisors or other affiliated entities sued herein ever disclosed their practice of permitting and facilitating market timing, much less the fact that they earned millions of dollars in management and advisory fees as a result of permitting this unlawful activity.

104. Moreover, the active participation in and facilitation of market timing by financial institutions, acting as clearing platforms for market timing was central to the success of defendants' scheme. During the Class Period, many of the largest financial firms in the country, including defendant Painewebber acted as key conduits of the market timing activities described herein. Defendant Painewebber recklessly and/or knowingly disregarded the excessive mutual fund trades being transacted through its trading system, or "platform," by the market timers and substantially assisted and participated in such excessive trading. Defendant Painewebber was motivated to engage in such conduct by the many sources of income offered by opening its execution systems to market timers and late traders, including the fees and commissions (including contingent deferred sales charges, or "CDSC's") it received for processing the market timer and late trading transactions. Defendant Painewebber also benefited from its role as the executor of market timing by leveraging various *quid pro quo* benefits from market timers and timing brokers, including the ability to cross-sell other products and services they offered to the timers and brokers, including financing and private client services. By collecting such fees and

other benefits, Defendant Painewebber directly benefited from the rapid in-and-out trading by certain of the market timers, while harming long-term fund investors who bore the transaction costs and other harms, as described herein, of such excessive trading.

Improper Receipt And Use Of 12b-1 Distribution Fees

105. By facilitating market timing, and the resultant large infusions of cash, the Investment Advisors and their affiliates gained significant sums that could be used in the promotion and sale of additional shares in the mutual funds they managed, thereby further increasing the funds under management. Prior to 1980, it was generally unlawful for open-end mutual fund to use any portion of their assets under management to fund the distribution of shares; instead, any such costs were generally borne by the investment advisor. Indeed, after public hearings held in 1976, the SEC determined that it is generally improper under the ICA for mutual funds themselves to bear direct or indirect expenses related to the distribution of their shares. One of the factors that the SEC considered in reaching this conclusion was the investment advisor's conflict of interest with respect to any recommendation that the fund itself should bear distribution expenses and the benefits that would be realized by the investment adviser in having the fund bear these expenses.

106. Despite these concerns, in 1980, the SEC promulgated Rule 12b-1 under the ICA, which permits an open-end mutual fund to pay expenses in connection with the distribution of its shares, "provided that any payments made by such company . . . are made pursuant to a written plan describing all material aspects of the proposed financing of distribution and that all agreements with any person relating to implementation of the plan are in writing . . ." Rule 12b-1 further requires such a plan to be approved by a majority of the fund shares, as well as a majority of the "independent" directors of the fund. The written plan must include not only the

total dollar amount and percentage of average net assets under management used for distribution expenses, but also the manner in which such amount was spent on the following areas: (i) advertising; (ii) printing and mailing of prospectuses; (iii) compensation to underwriters; (iv) compensation to dealers; (v) compensation to sales personnel; and (vi) others uses for which funds were spent. As set forth in its release adopting Rule 12b-1, the SEC reasoned that mutual fund investors would benefit from the use of their funds to expand distribution, since such expenditures would encourage growth in the assets under management which, in turn, would foster economies of scale and ultimately reduce the expenses borne by individual investors.

107. In reality, investment advisors have used Rule 12b-1 to tap an additional source of fees, with little if any corresponding benefit to mutual fund investors. Indeed, since the promulgation of Rule 12b-1, the percentage of fund assets used for distribution has remained little changed, while the aggregate dollar amount paid to the investment advisors by investors in the funds has grown substantially.

108. By facilitating market timing, the investment advisors and their affiliated entities were able to profit substantially from the receipt of increased 12b-1 fees, based upon the inclusion of the timers' cash infusions in the calculation of assets under management. Certain investment advisors then used these 12b-1 fees to make payments to outside brokerage firms and other intermediaries, in return for the intermediaries' promise to direct retail investors into the mutual funds within the investment advisors' complex, including the timed funds.

Profits Derived From "Sticky Assets"

109. As an additional inducement for facilitating market timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial

vehicles that assured a steady flow of fees to the manager. Often the sticky assets would be placed, and sit quietly, in low-risk money-market or government bond funds; but sometimes they would end up in a hedge fund run by the fund managers with a higher fee structure than the typical mutual fund, generating huge fees for the investment advisors and their affiliated entities.

ORGANIZATION, MANAGEMENT, AND GOVERNANCE OF THE SCUDDER FUNDS

110. According to its public filings, Scudder Advisor Funds, formerly BT Investment Funds and BT Tax-Free Investment Trust, is an open-end management company. Prior to May 16, 2003, Scudder Advisor Funds was known as BT Investment Funds. Prior to May 16, 1988, Scudder Advisor Funds was known as BT Tax-Free Investment Trust. Scudder Advisor Funds was organized on July 21, 1986 under the laws of the Commonwealth of Massachusetts. Currently, Scudder Advisor Funds consists of the following series– Cash Management Fund Investment, Tax Free Money Fund Investment, NY Tax Free Money Fund Investment, Treasury Money Fund Investment, International Equity Fund (A, B, C, and Investment Class), Mid Cap Fund (A, B, C, R, Institutional and Investment Class), Lifecycle Long Range Fund (Investment Class), Lifecycle Mid Range Fund (Investment Class), Lifecycle Short Range Fund (Investment Class), Small Cap Fund (A, B, C, R and Investment Class), Quantitative Equity Fund (Institutional and Investment Class), PreservationPlus Income Fund (A, C and Investment Class), and Global Equity Fund (A, B, C, and Institutional Class).

111. According to its public filings, Scudder Institutional Funds, formerly BT Institutional Funds, is an open-end management company. Prior to May 16, 2003, Scudder Institutional Funds was known as BT Institutional Funds. Scudder Institutional Funds was organized on March 15, 1990 under the laws of the Commonwealth of Massachusetts. Currently, Scudder Institutional Funds consists of the following series – Cash Management Fund

(Institutional Class), Cash Reserves Fund (Institutional Class), Treasury Money Fund (Institutional Class), International Equity Fund (Institutional Class I and Institutional Class II), Equity 500 Index Fund (Premier Class and Investment Class), Liquid Assets Fund (Institutional Class), Daily Assets Fund (Institutional Class), and Treasury and Agency Fund (Institutional Class).

112. According to its public filings, Scudder MG Investments Trust is an open-end, management investment company consisting of ten investment portfolios, each having separate and distinct investment objectives and policies. The Trust was formed as a business trust under the laws of the State of Delaware under the name "Morgan Grenfell Investment Trust" on September 13,1993, and commenced investment operations on January 3, 1994. The Fund assumed its current name on May 16, 2003. Currently, Scudder MG Investments Trust consists of the following series – Scudder Fixed Income Fund, Scudder Short Duration Fund, Scudder High Income Plus Fund, Scudder Total Return Bond Fund, Scudder Micro Cap Fund, Scudder Municipal Bond Fund, Scudder Short-Term Municipal Bond Fund (Investment Class and Institutional Class), Scudder European Equity Fund, Scudder Emerging Markets Debt Fund (Institutional Class), International Select Equity Fund.

113. According to the Funds' public filings, "the overall business and affairs of each Trust and the Portfolio are managed by the Board of Trustees."

114. According to the Funds' public filings, DeAM acts as an investment advisor to mutual funds in the Scudder family of funds pursuant to the terms of a management contract.

115. According to the Funds' public filings, DeAMIS acts as acts as an investment advisor and/or sub-advisor to mutual funds in the Scudder family of funds pursuant to the terms of a management contract.

116. According to the Funds' public filings, DeAM is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Investment Management Americas Inc., Deutsche Asset Management, Inc., DeAMIS, Deutsche Bank Trust Company Americas and Scudder Trust Company.

117. According to the International Equity Fund's public filings, pursuant to a management contract, the Advisor receives a fee from the fund, computed daily and paid monthly, at the annual rate of 0.65% of the average daily net assets of the fund.

118. According to the International Select Equity Fund's public filings, pursuant to a management contract, the Trust, on behalf of the Fund, is obligated to pay the Advisor a monthly fee at 0.70% of the Fund's average daily net assets.

119. According to the European Equity Fund's public filings, under a management contract, the Trust, on behalf of the Fund, is obligated to pay the Advisor a monthly fee at 0.70% of the Fund's average daily net assets.

120. According to the Fund's public filings, the advisor and the administrator have contractually agreed to waive their fees and reimburse expenses so that total expenses will not exceed those set forth in each Fund's Prospectuses.

121. According to the funds public filings, during the Class Period the Portfolios paid the Advisors the following net management fees:

International Year End	**International Equity**	**Select Equity**	**European Equity**
10/31/99	$15,628,752	$138,068	$312,589
10/31/00	$19,634,406	$1,629,360	$3,158,800
10/31/01	$11,899,349	$1,352,896	$434,400
10/31/02	$5,545,776	$1,329,746	$0
10/31/03	$2,866,003	$3,899,374	$6,900

122. According to the Funds' public filings, the Advisors are responsible for the day-

to-day investment decisions, the execution of portfolio transactions and the general management of the Portfolio's investments and provide certain supervisory services.

123. Investment Company Capital Corporation serves as the Funds' administrator pursuant to an Administration Agreement and for its services under receives a monthly fee at the following annual rates of the aggregate average daily net assets of such fund: 0.30% for the European Equity Fund, 0.30% for the International Select Equity Fund, and 0.85% for the International Equity Fund Investment Class and Class A, B and C, 0.40% for International Equity Fund Institutional Class I and 70% for Institutional Class II.

124. According to the funds public filings, during the Class Period the Portfolios paid the Administrators the following net administration fees:

International Year End	**International Equity**	**Select Equity**	**European Equity**
10/31/99	$21,743,115	$59,172	$133,967
10/31/00	$27,308,286	$698,297	$135,377
10/31/01	$12,482,039	$775,988	$186,168
10/31/02	$5,838,979	$751,705	$87,225
10/31/03	$3,158,298	$1,805,289	$56,086

125. SDI is the principal distributor for shares of the Funds. Class A Shares, the distributor receives an annual fee, paid monthly, equal to 0.25% of the average daily net assets of the Class A Shares, for Class B and C Shares, the distributor receives an annual fee, paid monthly, equal to 0.75% of their respective average daily net. In addition the distributor receives, for Class B and C shares, a shareholder servicing fee at an annual rate of 0.25% of their respective average daily net assets. In addition for International Select Equity Fund Class R shares, the distributor receives both an annual fee, paid monthly, equal to 0.25% of the average daily net assets of Class R shares and a shareholder servicing fee at an annual rate of 0.25% of the average daily net assets.

126. According to the funds public filings, during the Class Period the Portfolios paid the Distributors the following net distribution fees:

International Year End	International Equity	Select Equity	European Equity
10/31/99	N/A	N/A	N/A
10/31/00	N/A	N/A	N/A
10/31/01	$12,693	$1,441.91	$1,018.57
10/31/02	$28,679	$4,622	$4,998
10/31/03	$17,464	$783,778	$6,946

Defendants' Fraudulent Scheme: Secret Timed Trading in Exchange for Fees and Other Remuneration

127. Unknown to investors, from at least as early as January 22, 1999 and until January 12, 2004, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profits at the expense of plaintiffs and other members of the Class, through improper, secret timed trading.

128. The Investment Advisors, as manager of the Scudder funds, profited from fees the Investment Advisors charged to the Scudder funds that were measured as a percentage of the fees under management.

129. In exchange for the right to engage in timing, which hurt plaintiffs and other Class members by artificially and materially affecting the value of the Scudder funds, Painewebber and the John Doe Defendants, agreed to park substantial assets, referred to as "sticky assets," in the Scudder funds, thereby increasing the assets under Scudder funds' management and the fees paid to the Investment Advisors.

130. A former Scudder employee, who worked as a Scudder mutual fund wholesale salesman with knowledge of Scudder's market timing activities, has provided information to Plaintiffs on a confidential basis. This confidential witness is referred to herein as "CW 1."

131. CW 1 stated that one of the investment advisory firms that he had contact with was Painewebber, and that he had met with two representatives from their Paramus, New Jersey office. As a result of that contact, sometime in either 2000 or 2001 he received a call from these two brokers who told him they wanted to invest $1 or $2 million in a Scudder international mutual fund. These Painewebber brokers told him that the funds would only remain in the fund overnight, but if they were allowed to do that, they would later invest $10 million in a Scudder equity fund.

132. CW 1 said he sent an email to his bosses at Scudder informing them what was being done, and asked if this was something they wanted to do, to which the reply was yes.

133. CW 1 said that to the best of his knowledge, during 2000 to 2002, brokers from Painewebber in New York and Long Island moved hundreds of millions of dollars into Scudder mutual funds on an overnight or, "roundtrip" basis. In other words, Painewebber was market timing. CW 1 said that to the best of his knowledge market timing was taking place in the Scudder High Yield Bond Fund, the Blue Chip Equity Fund, the Japan Fund, and the Global Discovery Fund.

134. A Scudder internal sales Report from the first quarter of 2002, entitled "Broker Dealer Division Relationship Overview – UBS Painewebber 2002 Q1," was sent to the wholesalers from senior management noting that most of the sales with Painewebber were from timing. The Report stated: "We are a Primary Vendor within the PW [Painewebber] system – one of nineteen. Last year we ranked 17 of 19; this year we are currently 19 of 19. Much of our business had been with market timers . . . ."

135. According to CW 1, in 2001, Scudder had over two hundred million dollars worth of mutual fund trading activity with Painewebber, up from fifty million the prior year, and at least one hundred million was from timing.

136. Another confidential witness ("CW 2") with direct knowledge of market timing activities at Scudder and Painewebber has provided information to Plaintiffs on a confidential basis. CW 2 stated that market timing was taking place in Scudder High Yield Fund, Scudder Greater Europe Fund, Scudder Japan Fund, and Scudder International Equity Fund.

The Prospectuses Were Materially False and Misleading

137. Plaintiffs and each of the Class members purchased shares or other ownership units in Scudder funds pursuant to a Prospectus. Prior to investing in any of the Scudder funds, plaintiffs and each member of the Class were entitled to and did receive a Prospectus for the respective fund, each of which contained substantially the same materially false and misleading statements regarding the Scudder funds' policies on timed trading.

138. The Prospectuses falsely stated that the Scudder funds safeguarded shareholders from the harmful effects of timing by refusing to execute trades that might damage shareholders. For example, in the Scudder International Select Equity Fund and Scudder European Equity Fund Prospectuses, filed February 28, 2000 and in the Scudder International Equity Fund Prospectus, filed January 31, 2000, Scudder stated:

> We will reject purchases if we conclude that the purchaser may be investing only for the short-term or for the purpose of profiting from day to day fluctuations in the Fund's share price.

139. The statement set forth in the preceding paragraph was stated in the Scudder funds' following SEC filings:

a. Post-Effective Amendment filed with the SEC on February 28, 2000, which was signed by defendants Graham E. Jones, William N. Searcy, Richard T. Hale, Daniel O. Hirsch, Hugh G. Lynch, Edward T. Tokar,

Amy Olmert, Bruce E. Langton;

b. Post-Effective Amendment filed with the SEC on February 28, 2000, which was signed by defendants Graham E. Jones, William N. Searcy, Richard T. Hale, Daniel O. Hirsch, Paul K. Freeman, Hugh G. Lynch, Edward T. Tokar, Amy Olmert;

c. Post-Effective Amendment filed with the SEC on January 31, 2000, which was signed by defendants S. Leland Dill, Martin J. Gruber, Richard J. Herring, Philip Saunders, Jr., Richard T. Hale, Charles A. Rizzo, Daniel O. Hirsch, Charles P. Biggar, Bruce E. Langton, Harry Van Benschoten, John A. Keffer.

140. Further, in Prospectuses for each fund dated February 28, 2001, Scudder reiterated and clarified this protection for shareholders by stating:

> Your purchase order may not be accepted...if the Fund determines that your purchase would be detrimental to the interests of its shareholders. The fund specifically reserves the right to refuse your order if it is part of multiple purchase or exchange requests that the Fund, in its sole discretion, deems to involve excessive trading or to be part of a market timing strategy.

141. The statement set forth in the preceding paragraph was stated in the Scudder funds' following SEC filings:

a. Post-Effective Amendment filed with the SEC on February 28, 2001, which was signed by defendants Graham E. Jones, William N. Searcy, Richard T. Hale, Charles A. Rizzo, Daniel O. Hirsch, Hugh G. Lynch, Edward T. Tokar;

b. Post-Effective Amendment filed with the SEC on February 28, 2001, which was signed by defendants Graham E. Jones, William N. Searcy, Richard T. Hale, Charles A. Rizzo, Daniel O. Hirsch, Paul K. Freeman, Hugh G. Lynch, Edward T. Tokar;

c. Post-Effective Amendment filed with the SEC on February 28, 2001, which was signed by defendants Martin J. Gruber, Richard J. Herring, Philip Saunders, Jr., Richard T. Hale, Charles A. Rizzo, Daniel O. Hirsch, Charles P. Biggar, Bruce E. Langton, Harry Van Benschoten;

d. Post-Effective Amendment filed with the SEC on February 28, 2002, which was signed by defendants Graham E. Jones, William N. Searcy, Richard T. Hale, Charles A. Rizzo, Daniel O. Hirsch, Hugh G. Lynch, Edward T. Tokar;

e. Post-Effective Amendment filed with the SEC on February 28, 2002, which was signed by defendants Graham E. Jones, William N. Searcy, Richard T. Hale, Charles A. Rizzo, Daniel O. Hirsch, Paul K. Freeman, Hugh G. Lynch, Edward T. Tokar;

f. Post-Effective Amendment filed with the SEC on February 28, 2002, which was signed by defendants S. Leland Dill, Martin J. Gruber, Joseph R. Hardiman, Richard J. Herring, Philip Saunders, Jr., Richard T. Hale, Charles A. Rizzo, Daniel O. Hirsch, Charles P. Biggar, Bruce E. Langton, Harry Van Benschoten.

142. In Prospectuses for the funds dated February 28, 2003, they similarly represented that the Scudder funds protect shareholders from the harmful effects of frequent trading by limiting the number of share exchanges a customer can engage in is limited to six per year and simplified the expression of the protection it offered by shareholders by stating:

> Exchanges are a shareholder privilege, not a right: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the purchase order for the other fund, particularly when there appears to be a pattern of "market timing" or other frequent purchases and sales.

143. The statement set forth in the preceding paragraph was stated in the Fund's following SEC filings:

a. Post-Effective Amendment filed with the SEC on February 28, 2003, which was signed by defendants Richard R. Burt, S. Leland Dill, Martin J. Gruber, Joseph R. Hardiman, Richard J. Herring, Graham E. Jones, Rebecca W. Rimel, Philip Saunders, Jr., William N. Searcy, Robert H. Wadsworth, Richard T. Hale, Caroline Pearson, Charles A. Rizzo, William F. Glavin Jr.;

b. Post-Effective Amendment filed with the SEC on February 28, 2003, which was signed by defendants Richard R. Burt, S. Leland Dill, Martin J. Gruber, Joseph R. Hardiman, Richard J. Herring, Graham E. Jones Rebecca W. Rimel, Philip Saunders, Jr., William N. Searcy, Robert H. Wadsworth, Richard T. Hale, Caroline Pearson, Charles A. Rizzo, William F. Glavin Jr.;

c. Post-Effective Amendment filed with the SEC on February 28, 2003, which was signed by defendants Richard R. Burt, S. Leland Dill, Martin J. Gruber, Joseph R. Hardiman Richard J. Herring, Graham E. Jones, Rebecca W. Rimel, Philip Saunders, Jr.,. William N. Searcy, Robert H. Wadsworth, Richard T. Hale, Caroline Pearson, Charles A. Rizzo, William F. Glavin Jr;

d. Post-Effective Amendment filed with the SEC on February 28, 2004, which was signed by defendants Richard R. Burt, S. Leland Dill, Martin J. Gruber, Joseph R. Hardiman, Richard J. Herring, Graham E. Jones, Rebecca W. Rimel, Philip Saunders, Jr., William N. Searcy, Robert H. Wadsworth, Richard T. Hale, Caroline Pearson, Charles A. Rizzo;

e. Post-Effective Amendment filed with the SEC on February 28, 2004, which was signed by defendants Richard R. Burt, S. Leland Dill, Martin J. Gruber, Joseph R. Hardiman, Richard J. Herring, Graham E. Jones, Rebecca W. Rimel, Philip Saunders, Jr., William N. Searcy, Robert H. Wadsworth, Richard T. Hale, Caroline Pearson, Charles A. Rizzo;

f. Post-Effective Amendment filed with the SEC on February 28, 2004, which was signed by defendants Richard R. Burt, S. Leland Dill, Martin J. Gruber, Joseph R. Hardiman, Richard J. Herring, Graham E. Jones, Rebecca W. Rimel, Philip Saunders, Jr., William N. Searcy, Robert H. Wadsworth, Richard T. Hale, Caroline Pearson, Charles A. Rizzo.

144. The Prospectuses also falsely stated that the Scudder funds safeguarded shareholders from the harmful effects of timing by forcing the timer to bear the costs of such trading. For example, in language that typically appeared in the Prospectuses, the February 28, 2003 Scudder International Equity Fund and Scudder International Select Equity Fund Prospectuses acknowledged that frequent trading is harmful to shareholders and is discouraged by the imposition of redemption fees:

> The Scudder International Select Equity Fund may charge a 2.00% short-term redemption fee of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class A shares and facilitate portfolio management.

145. The statement set forth in the preceding paragraph was stated in the Fund's following SEC filings:

a. Post-Effective Amendment filed with the SEC on February 28, 2002, which was signed by defendants Graham E. Jones, William N. Searcy, Richard T. Hale, Charles A. Rizzo, Daniel O. Hirsch, Hugh G. Lynch, Edward T. Tokar;

b. Post-Effective Amendment filed with the SEC on February 28, 2002, which was signed by defendants Graham E. Jones, William N. Searcy, Richard T. Hale, Charles A. Rizzo, Daniel O. Hirsch, Paul K. Freeman, Hugh G. Lynch, Edward T. Tokar;

c. Post-Effective Amendment filed with the SEC on February 28, 2002, which was signed by defendants S. Leland Dill, Martin J. Gruber, Joseph R. Hardiman, Richard J. Herring, Philip Saunders, Jr., Richard T. Hale, Charles A. Rizzo, Daniel O. Hirsch, Charles P. Biggar, Bruce E. Langton, Harry Van Benschoten;

d. Post-Effective Amendment filed with the SEC on February 28, 2003, which was signed by defendants Richard R. Burt, S. Leland Dill, Martin J. Gruber, Joseph R. Hardiman, Richard J. Herring, Graham E. Jones, Rebecca W. Rimel, Philip Saunders, Jr., William N. Searcy, Robert H. Wadsworth, Richard T. Hale, Caroline Pearson, Charles A. Rizzo, William F. Glavin Jr.;

e. Post-Effective Amendment filed with the SEC on February 28, 2003, which was signed by defendants Richard R. Burt, S. Leland Dill, Martin J. Gruber, Joseph R. Hardiman, Richard J. Herring, Graham E. Jones Rebecca W. Rimel, Philip Saunders, Jr., William N. Searcy, Robert H. Wadsworth, Richard T. Hale, Caroline Pearson, Charles A. Rizzo, William F. Glavin Jr.;

f. Post-Effective Amendment filed with the SEC on February 28, 2003, which was signed by defendants Richard R. Burt, S. Leland Dill, Martin J. Gruber, Joseph R. Hardiman Richard J. Herring, Graham E. Jones, Rebecca W. Rimel, Philip Saunders, Jr., William N. Searcy, Robert H. Wadsworth, Richard T. Hale, Caroline Pearson, Charles A. Rizzo, William F. Glavin Jr;

g. Post-Effective Amendment filed with the SEC on February 28, 2004, which was signed by defendants Richard R. Burt, S. Leland Dill, Martin J. Gruber, Joseph R. Hardiman, Richard J. Herring, Graham E. Jones, Rebecca W. Rimel, Philip Saunders, Jr., William N. Searcy, Robert H. Wadsworth, Richard T. Hale, Caroline Pearson, Charles A. Rizzo;

h. Post-Effective Amendment filed with the SEC on February 28, 2004, which was signed by defendants Richard R. Burt, S. Leland Dill, Martin J. Gruber, Joseph R. Hardiman, Richard J. Herring, Graham E. Jones, Rebecca W. Rimel, Philip Saunders, Jr., William N. Searcy, Robert H. Wadsworth, Richard T. Hale, Caroline Pearson, Charles A. Rizzo;

i. Post-Effective Amendment filed with the SEC on February 28, 2004, which was signed by defendants Richard R. Burt, S. Leland Dill, Martin J. Gruber, Joseph R. Hardiman, Richard J. Herring, Graham E. Jones, Rebecca W. Rimel, Philip Saunders, Jr., William N. Searcy, Robert H. Wadsworth, Richard T. Hale, Caroline Pearson, Charles A. Rizzo.

146. The Prospectuses failed to disclose and misrepresented the following material and

adverse facts:

- **a.** that defendants had entered into an agreement allowing Painewebber and the John Doe defendants to time their trading of the Scudder funds shares;
- **b.** that, pursuant to that agreement, Painewebber and the John Doe Defendants regularly timed their trading in the Scudder funds shares;
- **c.** that, contrary to the express representations in the Prospectuses, the Scudder funds enforced their policy against frequent traders selectively, i.e., they did not enforce it against Painewebber and the John Doe Defendants and waived the redemption fees, at Scudder funds' investors expense, that Painewebber and the John Doe Defendants should have been required to pay, pursuant to Scudder funds' stated policies;
- **d.** that the defendants regularly allowed Painewebber and the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder funds and/or increased the Scudder funds' costs and thereby reduced the Scudder funds' actual performance.

THE SCHEME BEGINS TO BE REVEALED

147. The involvement of the defendants in the growing mutual fund scandal was revealed on January 12, 2004, at which time Deutsche Asset Management issued a media statement revealing that it had identified market timing arrangements with an investment advisory fund in Scudder funds. In the media statement, Deutsche Asset Management stated as follows:

> As part of a review that is not yet complete, ***Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of funds.*** The arrangement with the outside investment advisory firm, about which our review is continuing, began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of this arrangement.
>
> We have provided the preliminary results of this review to the appropriate regulators and the fund boards. [Emphasis added.]

148. On the same day, defendants filed with the SEC prospectus supplements for various funds, including the Scudder European Equity Fund, Scudder International Equity Fund,

and Scudder International Select Equity Fund, disclosing that the funds were subject to the market timing arrangement mentioned above. Defendants stated, in relevant part, as follows:

> Regulatory Update. As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder funds – including trading by clients, employees and ex-employees. Market timing refers generally to the frequent trading in and out of mutual fund shares in order to take advantage of pricing inefficiencies.
>
> ***Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies.*** We are currently investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your fund's board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.
>
> The inquiry into market timing in the Scudder funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information. [Emphasis added.]

ADDITIONAL SCIENTER ALLEGATIONS

149. As alleged herein, defendants acted with scienter in that defendants knew that the prospectuses issued by the Scudder funds were materially false and misleading; knew that such prospectuses would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Scudder funds, their control over, and/or receipt and/or modification of Scudder funds' allegedly materially misleading misstatements and/or their associations with the Scudder funds which

made them privy to confidential proprietary information concerning the Scudder funds, participated in the fraudulent scheme alleged herein.

150. Additionally, the defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing.

151. Painewebber and the John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

152. Plaintiffs brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons who purchased and/or held shares in any mutual fund in the Scudder fund family adversely affected by market timing and/or late trading which funds and/or their registrants/issuers were advised by Scudder Investment Advisors during the period January 22, 1999 to January 12, 2004. Excluded from the Class are defendants, members of their immediate families and their legal representatives, parents, affiliates, heirs, successors or assigns and any entity in which defendants have or had a controlling interest, and any other person who engaged in the unlawful conduct described herein (the "Excluded Persons").

153. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believes that there are hundreds of thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Scudder funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

154. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of law that is complained of herein.

155. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

156. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal, state and/or common law was violated by defendants' acts as alleged herein;

(b) whether the registration statements and prospectuses set forth above contained substantially the same misstatements of material fact or omitted to state substantially the same material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(c) whether defendants breached their fiduciary duties to Plaintiffs and the members of the Class; and

(d) whether Plaintiffs and the other members of the Class have sustained damages and, if so, the appropriate measure thereof.

157. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM FOR RELIEF

VIOLATION OF SECTION 11 OF THE SECURITIES ACT

158. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

159. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, against the Trustee defendants, the Registrant defendants, and the Distributor defendant.

160. Defendants violated Section 11 of the 1933 Act in that the Prospectuses issued for the Scudder funds contained untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. The Prospectuses failed to disclose and misrepresented, inter alia, the following material and adverse facts:

a. that, contrary to the representation that it was defendants' policy and practice to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, in fact, such timed trading was taking place and the policy was only enforced selectively;

b. that defendants regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of the Scudder funds and/or increased the Scudder funds' costs and thereby reduced the Scudder funds' actual performance; and

c. that, pursuant to these unlawful agreements, defendants benefited financially at the expense of the Scudder fund investors.

161. Defendants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

162. Defendants, and each of them, had the duty of conducting investigation of the information contained in the Prospectuses before the dissemination to Scudder fund shareholders, and failed to satisfy that duty. Defendants, and each of them, owed to the Scudder fund shareholders, including plaintiffs and the Class, the duty to ensure that the statements contained in the Prospectuses were true and complete and that there was no omission to state material facts required to be stated in order to make the statements contained therein not misleading. By virtue of the misrepresentations and omissions contained in or omitted from the Prospectuses, as herein alleged, defendants, and each of them, are liable to plaintiff and the Class.

163. Prior to purchasing and/or reinvesting in Scudder fund shares, plaintiffs and Class members were provided with the appropriate Prospectuses, without the knowledge of the untruths and/or omissions contained herein. Plaintiffs and Class members purchased and/or reinvested in the shares of the Scudder funds traceable to the false and misleading Prospectuses.

164. As a direct and proximate result of defendants' misconduct and material misstatements and omissions contained in the Prospectuses, plaintiff and the Class suffered substantial damages. The value of Scudder funds shares decreased substantially subsequent to and due to defendants' violations.

165. This claim was brought within the applicable statute of limitations. At the time they purchased and/or reinvested in the Scudder funds shares traceable to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements and omissions alleged herein and could not reasonably have possessed such knowledge.

166. The statutory safe harbor provided for forward looking statements under certain circumstances does not apply to the defendants' false statements and material omissions alleged in this Complaint. The "safe harbor" for forward looking statements is not applicable since defendants' statements were contained in a prospectus issued by defendants and disseminated to plaintiffs, defendants' statements were not identified as forward looking statements when made, they were not accompanied by meaningful cautionary statements identifying important factors which could cause actual results to differ materially from those in forward looking statements, and they were not forward looking statements within the meaning of the statute.

SECOND CLAIM FOR RELIEF

VIOLATION OF § 12(a)(2) OF THE SECURITIES ACT

167. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

168. This claim is brought pursuant to Section 12(a)(2) of the Securities Act against the Registrant defendants and the Distributor defendant. Plaintiffs do not assert that the defendants named in this Count are liable for fraudulent or intentional conduct.

169. Each of the defendants named in this Count was a seller of a security, specifically Scudder mutual funds sold pursuant to the Scudder Prospectuses.

170. By means of the Scudder Prospectuses, the Registrant defendants sold the Scudder mutual funds to Plaintiffs and the members of the Class. The Registrant defendants' actions of solicitation consisted primarily of the preparation and dissemination of the Scudder Prospectuses.

171. The Scudder mutual funds sold pursuant to the Scudder Prospectuses by defendants named in this Count were sold through the use of interstate communication, the use of interstate commerce, and the use of the mails.

172. The Scudder mutual funds were sold through the use of the Scudder Prospectuses which contained untrue statements of material fact or omitted to state material facts necessary in order to make the statements made not misleading.

173. The defendants named in this Count cannot prove that they did not know or, in the exercise of reasonable care, could not have known of the untruth or omission described in the preceding paragraph.

174. By reason of the conduct alleged herein, each defendant violated § 12(a)(2) of the Securities Act. As a direct and proximate result of defendants' conduct, Plaintiffs and the other members of the Class suffered substantial damage in connection with the purchase of Scudder mutual funds, and are entitled to rescission.

THIRD CLAIM FOR RELIEF

VIOLATION OF SECTION 15 OF THE SECURITIES ACT

175. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

176. This claim is brought pursuant to Section 15 of the Securities Act against the Investment Advisor defendants as control persons of the Registrant defendants.

177. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Prospectuses, public filings, press releases and other publications are the collective actions of the defendants.

178. The Registrant defendants are each liable under Section 11 of the Securities act as set forth herein.

179. Each of the investment Adviser defendants was a "control person" of the registrants within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such funds. The Investment Advisor defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Registrant defendants to engage in the wrongful conduct complained of herein. The Investment Adviser defendants issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

180. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, the Investment Advisor defendants are liable to plaintiffs to the same extent as are each of the Registrant defendants for their primary violations of Section 11 of the Securities Act.

181. By virtue of the foregoing, plaintiffs and other Class members are entitled to damages against the Investment Adviser defendants.

VIOLATIONS OF THE EXCHANGE ACT

FOURTH CLAIM FOR RELIEF

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b 5 PROMULGATED THEREUNDER

182. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

183. This claim is brought pursuant to Section 10(b) of the Exchange Act, 15 U.S.C. § 78j, on behalf of both (i) purchasers and (ii) holders of Scudder mutual fund shares against the Scudder defendants, Painewebber and John Does 1-100.

184. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and other Class members, as alleged herein and cause plaintiffs and other members of the Class to purchase Scudder funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

185. Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Scudder funds' securities, including

plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Scudder funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b 5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

186. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Scudder funds' operations, as specified herein.

187. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiffs and members of the Class.

188. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

189. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Scudder funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading

statements made by the Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Plaintiffs and the other members of the Class acquired the shares or interests in the Scudder funds during the Class Period at distorted prices and were damaged thereby.

190. At the time of said misrepresentations and omissions, Plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiffs and other members of the Class and the marketplace known of the truth concerning the Scudder funds' operations, which were not disclosed by defendants, Plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the class Period, they would not have done so at the distorted prices which they paid.

191. Plaintiffs and the other members of the Class were also damaged by virtue of their status as holders of Scudder funds. In connection with the schemes constituted by the unlawful purchases and sales of securities by market timers, as alleged herein, Plaintiffs and the other members of the Class suffered substantial damages, including but not limited to the dilution of the value of their investment stemming from the activity of the market timers and late traders. But for these unlawful purchases and sales, Plaintiffs and the other members of the Class would not have suffered damages from the dilution of their investment alleged herein.

192. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b 5 promulgated thereunder.

FIFTH CLAIM FOR RELIEF

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT

193. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

194. This claim is brought pursuant to Section 20(a) of the Exchange Act, 15 U.S.C. § 78t, against the Investment Advisor defendants, Deutsche Bank AG, and the Registrant defendants.

195. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Scudder funds' public filings, press releases and other publications are the collective actions of Defendants.

196. Defendants acted as controlling persons of the Scudder funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Scudder funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Defendants each had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of the Scudder funds, including the content and dissemination of the various statements which Plaintiffs contend are false and misleading. Defendants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

197. In particular, each of Defendants had direct and supervisory involvement in the operations of the Scudder funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

198. As set forth above, Defendants each violated Section 10(b) and Rule 10b 5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiffs and other members of the Class suffered damages in connection with their purchases of Scudder funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT COMPANY ACT OF 1940

SIXTH CLAIM FOR RELIEF

VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT

199. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

200. This claim is brought pursuant to Sections 34(b) of the Investment Company Act, 15 U.S.C. § 80a 33(b), against the Scudder defendants.

201. Under Section 34(b) of the Investment Company Act, it is unlawful for any person to make any untrue statement of a material fact in any registration statement application, report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) [15 U.S.C. § 80a 30(a)]. It is also unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

202. Defendants made untrue statements of a material fact in its registration statement, application, report, account, record, and/or other document filed or transmitted pursuant to this title, or the keeping of which is required pursuant to section 31(a) [15 U.S.C. § 80a 30(a)].

203. Plaintiffs and other Class members have been injured as a result of defendants' statements, conduct, and violations.

SEVENTH CLAIM FOR RELIEF

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

204. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

205. This claim is brought pursuant to Section 36(a) of the Investment Company Act, 15 U.S.C. § 80a 35(a), against the Scudder defendants.

206. Under Section 36(a), the defendants named in this Count are deemed to owe fiduciary duties to Plaintiffs and other Class members and are prohibited from engaging in misconduct with respect to Scudder.

207. The defendants named in this Count devised and participated in a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in market timing of Scudder mutual funds throughout the Class Period, solely for their own benefit and to the detriment of Plaintiffs and the Class, in violation of their fiduciary duties to Plaintiffs and other Class members. Defendants further failed to reveal material facts concerning their conduct, such that Plaintiffs and other Class members could have made informed decisions about the true value and performance of Scudder mutual funds.

208. Plaintiffs and other Class members have been injured as a result of defendants' statements, conduct, and violations.

EIGHTH CLAIM FOR RELIEF

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT

209. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

210. This claim is brought pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a 35(b), against the Scudder defendants.

211. Under Section 36(b) of the Investment Company Act, defendants are deemed to owe a fiduciary duty to Plaintiffs and other Class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

212. Defendants devised and implemented a scheme to obtain substantial and excessive fees and other income for themselves and their affiliates by allowing others to engage in timing of Scudder funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiffs and other Class members. Defendants failed to reveal material facts concerning their conduct, such that Plaintiffs and other Class members could have made informed decisions about the true value and performance of the Scudder funds.

213. Plaintiffs and other Class members have been injured as a result of defendants' statements, conduct, and excessive fees.

NINTH CLAIM FOR RELIEF

VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ACT

214. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

215. This claim is brought pursuant to Section 48(a) of the Investment Company Act, 15 U.S.C. §80a 47, against the Scudder defendants.

216. Under Section 48(a) of the Investment Company Act, it is unlawful for any defendant to do indirectly that which, under the Act, it could not do directly.

217. Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in timing of Scudder funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiffs and other Class members. Defendants failed to reveal material facts concerning their conduct, such that Plaintiffs and other Class members could have made informed decisions about the true value and performance of the Scudder funds.

218. Plaintiffs and other Class members have been injured as a result of defendants' statements, conduct, and excessive fees.

219. Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

220. By virtue of Plaintiff's and the Class members' ownership of the Scudder funds, the representations that defendants made in the Prospectus about timing, and the obligations imposed by law as set forth in further detail in the SEC letters, defendants owed Plaintiffs and the Class members fiduciary duties of the highest good faith, integrity and fair dealing.

221. Defendants and each of them breached their fiduciary duties by engaging in the acts and omissions detailed more fully above, including but not limited to, treating certain mutual fund investors differently than other mutual fund investors; failing to follow their disclosed policy and procedures of preventing market timing; affirmatively allowing certain investors to engage in timing in exchange for investing in defendants' funds; and failing to disclose their true practices and procedures to Plaintiff and the Class.

222. Each of the Defendants knew that the other Defendants were breaching their fiduciary duties to Plaintiff and the Class. Notwithstanding their knowledge, Defendants and each of them, engaged in conduct, herein before described, which rendered substantial assistance to, encouraged, and/or aided and abetted the breaches of duty.

223. As a result of the wrongful conduct of defendants, Plaintiffs and the Class have suffered and will continue to suffer economic losses and other general and specific damages, all in an amount to be determined according to proof.

224. The aforementioned acts of Defendants, and each of them, were done maliciously, oppressively, and with intent to defraud, and Plaintiffs and the Class are entitled to punitive and exemplary damages in an amount to be shown according to proof at the time of trial.

VIOLATIONS OF STATE AND COMMON LAW

TENTH CLAIM FOR RELIEF

BREACH OF FIDUCIARY DUTY/CONSTRUCTIVE FRAUD

225. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

226. This claim is brought against the Scudder defendants.

227. Defendants owed fiduciary duties to Plaintiffs to use reasonable care and skill in operating, administering, issuing, underwriting, distributing and managing the Scudder family of funds. As a part of their fiduciary duties to Plaintiffs, defendants also owed a duty to make a full and truthful disclosure of all material facts, to ensure that their representations regarding market timing were complete and accurate, and to ensure that actions were taken to protect long term holders of mutual fund shares in the Scudder family of funds from damage caused to their investments from market timing.

228. Defendants intentionally or recklessly breached their fiduciary duties by allowing favored investors to conduct timed trading in the Scudder family of funds, by misrepresenting and concealing the existence of such market timing, and by placing their own financial interests above those of Plaintiffs.

229. Defendants breaches of their fiduciary duties to Plaintiffs tended to deceive, to violate public and private confidence and to injure public interests.

230. Plaintiffs suffered injury as a result of defendants conduct in the form of, *inter alia*, the following: increased transaction costs; requiring the family of funds to keep excessive cash on hand to pay out timers' redemptions; lower NAV; and management fees.

231. Defendants breaches of their fiduciary duties proximately caused the damages suffered by Plaintiffs.

ELEVENTH CLAIM FOR RELIEF

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

232. Plaintiffs incorporate by reference the allegations set forth above as though fully restated herein.

233. As alleged above, the Scudder defendants owed a fiduciary duty to Plaintiffs. That duty was breached when those defendants permitted favored investors to market time in the Scudder family of funds.

234. Defendants Painewebber, UBS Wealth Management USA and John Does 1 - 100 knowingly aided, encouraged, cooperated and/or participated in, and substantially assisted the Scudder defendants in breaching their fiduciary duties.

235. As a result of defendant Painewebber and UBS Wealth Management USA's aiding and abetting of the Scudder defendants' breaches of fiduciary duty, Plaintiffs suffered

damages.

TWELFTH CLAIM FOR RELIEF

UNJUST ENRICHMENT

236. Plaintiffs incorporate by reference the allegations set forth above as though fully restated herein.

237. Plaintiffs conferred a benefit on all defendants. Defendants derived management fees and other benefits and were otherwise unjustly enriched from transactions connected with the Scudder family of funds, to the detriment of Plaintiffs.

238. Defendants enrichment is directly and causally related to the detriment of Plaintiffs.

239. The benefit was accepted by defendants under such circumstances that it would be inequitable for it to be retained without payment. As alleged above, defendants, *inter alia*, breached their fiduciary duties to Plaintiffs and breached contracts with Plaintiffs, and therefore defendants are not justified to retain the benefits conferred upon them.

240. As a result of all of the defendants' conduct, Plaintiffs suffered damages.

241. There is no adequate remedy at law to compensate for the injuries of Plaintiffs.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for judgment as follows:

1. Declaring this action to be a proper class action maintainable pursuant to Rule 23 of the Federal Rules of Civil Procedure and declaring Plaintiffs to be proper Class Representatives;

2. Awarding Plaintiffs and the other members of the Class compensatory damages as a result of the wrongs alleged herein, including interest thereon, and further awarding punitive damages, disgorgement and restitution;

3. Awarding Plaintiffs and the other members of the Class their costs and expenses in this litigation, including reasonable attorneys' fees and experts' fees and other costs and disbursements; and

4. Granting Plaintiffs and the other members of the Class such other and further relief as the Court may deem just and proper.

Plaintiff hereby demands a trial by jury.

Dated: September 29, 2004

BERGER & MONTAGUE

/s/

SHERRIE R. SAVETT
ROBERT A. KAUFFMAN
GLEN L. ABRAMSON
1622 Locust Street
Philadelphia, PA 19103
Tel: (215) 875-3000
Fax: (215) 875-4604
Lead Counsel

Dated: September 29, 2004

TYDINGS & ROSENBERG LLP

/s/

WILLIAM C. SAMMONS, Fed Bar No. 02366
JOHN B. ISBISTER, Fed Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Tel: (410) 752-9700
Fax: (410) 727-5460
Liaison Counsel

EXHIBIT "A"

LIST OF PARTIES

NEW PLAINTIFFS

Linda S. Cape

NEW DEFENDANTS

Deutsche Asset Management Investment Services Ltd.

Scudder Distributors, Inc.

Investment Company Capital Corporation

Brenda Lyons

William F. Glavin, Jr.

Richard T. Hale

John A. Keffer

James E. Minnick

Charles A. Rizzo

Amy Olmert

Joseph A. Finelli

Tracie Richter

Kenneth Murphy

Salvatore Schiavone

Lucinda Stebbins

Kathleen Sullivan D'Eramo

John Millette

Daniel O. Hirsch

Caroline Pearson

Bruce A. Rosenblum

David W. Baldt

James H. Grifo

Neil P. Jenkins

Patrick W. W. Disney

Ian D. Kelson

Joan A. Binstock

Richard R. Burt

Martin J. Gruber

S. Leland Dill

Philip Saunders, Jr.

Joseph R. Hardiman

Richard J. Herring

Graham E. Jones

Rebecca W. Rimel

William N. Searcy

Robert H. Wadsworth

Charles P. Biggar

Bruce E. Langton

Harry Van Benschoten

Kelvin J. Lancaster

Paul K. Freeman

Hugh G. Lynch

Edward T. Tokar

UBS Painewebber

UBS Wealth Management USA

DROPPED PARTIES

SCUDDER 21ST CENTURY GROWTH FUND, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CAPITAL GROWTH FUND, SCUDDER DYNAMIC GROWTH FUND, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND, SCUDDER GLOBAL BIOTECHNOLOGY FUND, SCUDDER GOLD & PRECIOUS METALS FUND, SCUDDER GROWTH FUND, SCUDDER HEALTH CARE FUND, SCUDDER LARGE COMPANY GROWTH FUND, SCUDDER MICRO CAP FUND, SCUDDER MID CAP FUND, SCUDDER SMALL CAP FUND, SCUDDER STRATEGIC GROWTH FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TECHNOLOGY INNOVATION FUND, SCUDDER TOP 50 US FUND, SCUDDER CONTRARIAN FUND, SCUDDER-DREMAN FINANCIAL SERVICES FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN SMALL CAP VALUE FUND, SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, SCUDDER GROWTH & INCOME FUND, SCUDDER LARGE COMPANY VALUE FUND, SCUDDER-RREEF REAL ESTATE SECURITIES FUND, SCUDDER SMALL COMPANY STOCK FUND, SCUDDER SMALL COMPANY VALUE FUND, SCUDDER TAX ADVANTAGED DIVIDEND FUND, SCUDDER FLAG INVESTORS VALUE BUILDER FUND, SCUDDER FOCUS VALUE AND GROWTH FUND, SCUDDER LIFECYCLE MID RANGE FUND, SCUDDER LIFECYCLE LONG RANGE FUND, SCUDDER LIFECYCLE SHORT RANGE FUND, SCUDDER PATHWAY CONSERVATIVE PORTFOLIO, SCUDDER PATHWAY GROWTH PORTFOLIO, SCUDDER PATHWAY MODERATE PORTFOLIO, SCUDDER RETIREMENT FUND SERIES V, SCUDDER RETIREMENT FUND SERIES VI, SCUDDER RETIREMENT FUND SERIES VII, SCUDDER TARGET 2010 FUND, SCUDDER TARGET 2011 FUND, SCUDDER TARGET 2012 FUND, SCUDDER TARGET 2013 FUND, SCUDDER TOTAL RETURN FUND, SCUDDER EMERGING MARKETS GROWTH FUND, SCUDDER EMERGING MARKETS INCOME FUND, SCUDDER EUROPEAN EQUITY FUND, SCUDDER GLOBAL FUND, SCUDDER GLOBAL BOND FUND, SCUDDER GLOBAL DISCOVERY FUND, SCUDDER GREATER EUROPE GROWTH FUND, SCUDDER INTERNATIONAL FUND, SCUDDER INTERNATIONAL EQUITY FUND, SCUDDER INTERNATIONAL SELECT EQUITY FUND, SCUDDER JAPANESE EQUITY FUND, SCUDDER LATIN AMERICA FUND, SCUDDER NEW EUROPE FUND, SCUDDER PACIFIC OPPORTUNITIES FUND, SCUDDER WORLDWIDE 2004 FUND, SCUDDER FIXED INCOME FUND, SCUDDER HIGH INCOME PLUS FUND, SCUDDER HIGH INCOME FUND, SCUDDER HIGH INCOME OPPORTUNITY FUND, SCUDDER INCOME FUND, SCUDDER PRESERVATIONPLUS FUND, SCUDDER

PRESERVATIONPLUS INCOME FUND, SCUDDER SHORT TERM BOND FUND, SCUDDER SHORT DURATION FUND, SCUDDER STRATEGIC INCOME FUND, SCUDDER US GOVERNMENT SECURITIES FUND, SCUDDER CALIFORNIA TAX-FREE INCOME FUND, SCUDDER FLORIDA TAX-FREE INCOME FUND, SCUDDER HIGH YIELD TAX-FREE FUND, SCUDDER INTERMEDIATE TAX/AMT FREE FUND, SCUDDER MANAGED MUNICIPAL BOND FUND, SCUDDER MASSACHUSETTS TAX-FREE FUND, SCUDDER MUNICIPAL BOND FUND, SCUDDER NEW YORK TAX-FREE INCOME FUND, SCUDDER SHORT TERM MUNICIPAL BOND FUND, SCUDDER EAFE ® EQUITY INDEX FUND, SCUDDER EQUITY 500 INDEX FUND, SCUDDER S&P 500 STOCK FUND, SCUDDER SELECT 500 FUND, SCUDDER US BOND INDEX FUND, SCUDDER CASH RESERVES FUND; SCUDDER ADVISOR FUNDS II, SCUDDER ADVISOR FUNDS III, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CALIFORNIA TAX FREE TRUST, SCUDDER CASH INVESTMENT TRUST, SCUDDER CASH MANAGEMENT PORTFOLIO, SCUDDER SECURITIES TRUST, SCUDDER DYNAMIC GROWTH FUND, SCUDDER EQUITY 500 INDEX PORTFOLIO, VALUE EQUITY TRUST, SCUDDER EQUITY TRUST/IL, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND INC., SCUDDER FLAG EQUITY PARTNERS FUND INC., SCUDDER FLAG INVESTORS VALUE BUILDER FUND, INC., SCUDDER FLOATING RATE FUND /MA/, SCUDDER FOCUS VALUE PLUS GROWTH FUND, SCUDDER MONEY MARKET TRUST, SCUDDER FUNDS TRUST, GLOBAL/INTERNATIONAL FUND INC., SCUDDER GNMA FUND, SCUDDER GROWTH TRUST, SCUDDER HIGH INCOME SERIES, SCUDDER INCOME TRUST, SCUDDER INTERNATIONAL FUNDS INC., SCUDDER INTERNATIONAL RESEARCH FUND INC., SCUDDER INVESTMENT PORTFOLIOS, INVESTMENT TRUST, SCUDDER INVESTMENTS VIT FUNDS, SCUDDER INVESTORS FUNDS INC., SCUDDER INVESTORS PORTFOLIOS TRUST, SCUDDER INVESTORS TRUST, SCUDDER MONEY FUNDS, SCUDDER MUNICIPAL TRUST, SCUDDER MUTUAL FUNDS INC., SCUDDER PATHWAY SERIES /NEW/, SCUDDER PORTFOLIO TRUST, SCUDDER PORTFOLIOS, SCUDDER RREEF SECURITIES TRUST, SCUDDER STATE TAX FREE TRUST, SCUDDER STATE TAX-FREE INCOME SERIES, SCUDDER STRATEGIC INCOME FUND, SCUDDER TARGET FUND, SCUDDER TAX FREE MONEY FUND, SCUDDER TAX FREE TRUST, SCUDDER TECHNOLOGY FUND, SCUDDER TOTAL RETURN FUND, SCUDDER TREASURY MONEY PORTFOLIO, SCUDDER U.S. GOVERNMENT SECURITIES FUND, SCUDDER U.S. TREASURY MONEY FUND, SCUDDER VALUE SERIES INC., SCUDDER YIELDWISE FUNDS; SCUDDER INVESTMENTS; DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.